

LETTER TO STOCKHOLDERS
FROM THE PRESIDENT AND CEO
NOTICE OF 2005 ANNUAL MEETING OF STOCKHOLDERS
PROXY STATEMENT
2004 ANNUAL REPORT

In connection with the 2005 Annual Meeting of Stockholders, we have assembled the letter to stockholders from the President and CEO, Notice of 2005 Annual Meeting of Stockholders, Proxy Statement and 2004 Annual Report under one cover. A summary annual report will also be available on First Industrial's website.

First Industrial Realty Trust, Inc.
www.firstindustrial.com

Table of Contents



LETTER TO STOCKHOLDERS FROM THE PRESIDENT AND CEO

Dear Fellow Stockholders:

In 2004, First Industrial Realty Trust, Inc. celebrated its ten year anniversary as a public company — ten years of creating shareholder value.

Among the significant milestones we passed in 2004, the cumulative dividends we have paid since our initial public offering (IPO) exceeded our IPO stock price of $23.50. In fact, from the time of our IPO through December 31, 2004, our shares have provided stockholders an average annual total return of over 15%. In 2004, we produced another solid performance, achieving a total return to stockholders of 29.5%.

To gain insight about our company and its future opportunities, it is helpful to understand our origins. First Industrial was created from the Midwestern operations of the Shidler Group, established in 1972 and regarded by many as the premier value-added acquirer of real estate in the nation. The Shidler Group's mission was to "Create Value in Real Estate" and the culture it fostered emphasized skills in acquiring real estate, including the application of rigorous underwriting standards, and the importance of local management. Mike Havala, our Chief Financial Officer, Jojo Yap, our Chief Investment Officer, and I spent the early part of our careers at the Shidler Group, and we have carried forward and fostered throughout First Industrial this same culture. It is this culture of acquiring land and property where our local managers can create value through development, redevelopment, leasing and repositioning that has helped First Industrial prosper in both strong and weak economic environments.

Over the past ten years, our company's growth has been impressive. In June of 1994, our total market value was $690 million. At year end 2004 it exceeded $3.7 billion. Ten years ago, we owned or managed 17 million square feet; today that number is 82 million square feet. In 1994 we had 550 tenants; today we have nearly 2,500.

Over the same time, the improvements we made to our balance sheet were equally impressive. At inception, First Industrial's debt consisted of one large mortgage loan, with a five-year maturity, which encumbered virtually 90% of our assets. Today, we are investment grade rated, with 98% of our properties unencumbered by mortgages, and we have one of the longest average debt maturities — nine years — in the real estate investment trust (REIT) sector. In addition, 100% of our long-term debt is fixed rate, which benefits us in a rising interest rate environment.

Today, we are a coast-to-coast provider of industrial real estate — leasing, developing, buying, selling and managing the industrial facility types that are most commonly found in today's supply chains, such as bulk and regional warehouses, light industrial, R&D/flex and manufacturing facilities. Our broad infrastructure, supported by local experts in the nation's top 25 markets, our strong balance sheet, and the comprehensive services we offer Corporate America, the largest user of industrial property, afford significant competitive advantages for our company. There are very few providers who can move as quickly and complete large, complex transactions across multiple locations, facility types, and capabilities (i.e. development, redevelopment, acquisition and sale). And there are very few providers whose infrastructure allows them to cast as wide a net and see as many opportunities as we do. These competitive advantages — essentially, our ability to do what is harder for others to do — make us best equipped to serve the complex supply-chain needs of Corporate America. They also enable us to make profitable real estate investments year in and year out. Our track record of making great investments is built on two simple ideas: see more opportunities and do what is difficult for others to do. At no time have we been better prepared to do both.

******

Leasing has been the toughest challenge for the industrial real estate business over the past four years. In 2000, the national occupancy rate stood at 93.5%, the highest rate on record. By late 2003, the national occupancy rate declined to the lowest rate on record at 88.4%, driven largely by declining business investment, inventory levels and plant utilization. The economic environment began to improve in late 2003 and continued to do so throughout 2004. By mid 2004, increased demand for space, net of new construction, caused the national occupancy rate to increase for the first time in 3½ years. Year end 2004 occupancy for industrial properties nationwide stood at 89.1%.

Against this economic backdrop, First Industrial had many accomplishments in 2004.

Occupancy increased every quarter and we leased over 22 million square feet, achieving a 90.1% year-end occupancy rate. These occupancy gains drove a 2.9% improvement in rental revenues in 2004 compared to our 2003 results.

Our successful spread investing continued in 2004 as we generated a 20.6% weighted average unleveraged internal rate of return (IRR) on total sales of $424.9 million. We are proud that over the past five years, the favorable yield spread between investments and dispositions is nearly 150 basis points. By investing wisely, we can become the low-cost provider for our customers, helping to drive our volume of business with Corporate America, which more than doubled to $322 million in 2004 from $148 million in 2003.

Purchasing properties according to our disciplined investment standards, executing an asset management plan designed to enhance value, and harvesting that value when maximized contributes significantly to our results and helps to ensure we generate returns above our cost of capital. This capital recycling enabled us to generate record net economic gains in 2004, including the sale of properties owned by our development joint venture with the Kuwait Finance House.

Proceeds from property sales are the primary source of funding for new investments. In 2004 acquisitions and developments placed in service totaled $518 million making First Industrial a net investor by $93 million after dispositions. This was the highest level of new investment for the company in six years, and the investment pipeline coming in to 2005 was the highest it has been since 1998.

As part of our commitment to grow the company and expand our platform, in 2004 we entered the Washington DC market, opened an office in Northern California, and added development and acquisition personnel in the Orange County and Inland Empire markets in Southern California.

We further enhanced our talent base by hiring a national head of net lease investments, a chief marketing officer, a vice president of secured debt, and three regional leasing directors. These actions were augmented by additional investment in employee training throughout the entire organization.

We reinforced our commitment to industry-leading customer service through the launch of our Two-hour Rule, a company-wide promise to return all customer phone calls placed during normal business hours within two hours to ensure customer needs are promptly met. Initiatives such as this have helped us attain some of the highest customer service ratings in the industry. Based on an independent third-party survey, 90% of our tenants would recommend First Industrial as a landlord to their business associates.

Over the years, First Industrial has employed the use of private capital to ensure we have competitively priced capital available to finance the broadest aims of our business plan. One of the most exciting and important announcements we made in 2004 was our decision to launch new joint venture funds to leverage and expand our platform and customer relationships while generating higher returns on invested capital. On March 21, 2005, we announced a $950 million joint venture with the California State Teachers' Retirement System to invest in the development and repositioning of industrial real estate throughout the United States. The fund gives us added capabilities to assist Corporate America with their comprehensive supply chain needs.

******

As we enter 2005, we are optimistic about what we see. In our industry, five year leases are the norm, with roughly 20% of leases expiring each year. For us, this means that a majority of the leases on our books today were signed during soft market conditions. As economic conditions continue to strengthen, so too should rental rates. The economy is improving, we are a stronger organization, and we have more capital to invest.

In closing, I extend my thanks to all of our employees for their outstanding efforts; we have an exceptionally talented group of men and women with an unmatched ability to execute. We thank our customers for the privilege of serving them, and we thank the real estate brokerage community for its reliable and loyal service and for providing us with never-ending opportunities.

I would also like to thank my fellow members of our Board of Directors. Their support and guidance to me and our entire management team was important to our success in 2004. Most of all, I thank you, my fellow stockholders, for your trust.

Sincerely,



Michael W. Brennan
President and Chief Executive Officer

April 12, 2005



FIRST INDUSTRIAL REALTY TRUST, INC.

311 South Wacker Drive
Suite 4000
Chicago, Illinois 60606

NOTICE OF 2005 ANNUAL MEETING OF STOCKHOLDERS

To Be Held On May 18, 2005

NOTICE IS HEREBY GIVEN that the 2005 Annual Meeting of Stockholders (the "Annual Meeting") of First Industrial Realty Trust, Inc. (the "Company") will be held on Wednesday, May 18, 2005 at 9:00 a.m. at the offices of the Company located at 311 South Wacker Drive, 40th Floor, Chicago, Illinois 60606 for the following purposes:

1. To elect three Class II directors of the Company to serve until the 2008 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified;

2. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2005; and

3. To consider and act upon any other matters that may properly be brought before the Annual Meeting and at any adjournments or postponements thereof.

Any action may be taken on the foregoing matters at the Annual Meeting on the date specified above, or on any date or dates to which, by original or later adjournment, the Annual Meeting may be adjourned, or to which the Annual Meeting may be postponed.

The Board of Directors has fixed the close of business on March 22, 2005 as the record date for the Annual Meeting. Only stockholders of record of the Company's common stock, $.01 par value per share, at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponements thereof.

You are requested to fill in and sign the enclosed Proxy Card, which is being solicited by the Board of Directors, and to mail it promptly in the enclosed postage-prepaid envelope. Any proxy may be revoked by delivery of a later dated proxy. Stockholders of record who attend the Annual Meeting may vote in person, even if they have previously delivered a signed proxy. "Street name" stockholders who wish to vote in person will need to obtain a duly executed proxy form from the institution that holds their shares prior to the Annual Meeting.

By Order of the Board of Directors

John H. Clayton
Secretary

Chicago, Illinois
April 12, 2005

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE POSTAGE-PREPAID ENVELOPE PROVIDED.



FIRST INDUSTRIAL REALTY TRUST, INC.

311 South Wacker Drive
Suite 4000
Chicago, Illinois 60606

PROXY STATEMENT

FOR THE 2005 ANNUAL MEETING OF STOCKHOLDERS

To Be Held On May 18, 2005

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of First Industrial Realty Trust, Inc. (the "Company") for use at the 2005 Annual Meeting of Stockholders of the Company to be held on Wednesday, May 18, 2005, and at any adjournments or postponements thereof (the "Annual Meeting"). At the Annual Meeting, stockholders will be asked to vote on the election of three Class II directors of the Company, to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year and to act on any other matters properly brought before them.

This Proxy Statement and the accompanying Notice of Annual Meeting and Proxy Card are first being sent to stockholders on or about April 12, 2005. The Board of Directors has fixed the close of business on March 22, 2005 as the record date for the Annual Meeting (the "Record Date"). Only stockholders of record of the Company's common stock, par value $.01 per share (the "Common Stock"), at the close of business on the Record Date will be entitled to notice of and to vote at the Annual Meeting. As of the Record Date, there were 42,944,619 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. Holders of Common Stock outstanding as of the close of business on the Record Date will be entitled to one vote for each share held by them on each matter presented to the stockholders at the Annual Meeting.

Stockholders of the Company are requested to complete, sign, date and promptly return the accompanying Proxy Card in the enclosed postage-prepaid envelope. Shares represented by a properly executed Proxy Card received prior to the vote at the Annual Meeting and not revoked will be voted at the Annual Meeting as directed on the Proxy Card. If a properly executed Proxy Card is submitted and no instructions are given, the persons designated as proxy holders on the Proxy Card will vote (i) FOR the election of the three nominees for Class II directors of the Company named in this Proxy Statement, (ii) FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year and (iii) in their own discretion with respect to any other business that may properly come before the stockholders at the Annual Meeting or at any adjournments or postponements thereof. It is not anticipated that any matters other than those set forth in the Proxy Statement will be presented at the Annual Meeting.

The presence, in person or by proxy, of holders of at least a majority of the total number of outstanding shares of Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the Annual Meeting. The affirmative vote of the holders of a majority of the votes cast with a quorum present at the Annual Meeting is required for the election of Class II directors and the ratification of the appointment of the Company's independent registered public accounting firm. Abstentions and broker non-votes will not be counted as votes cast and, accordingly, will have no effect on the majority vote required, although they will be counted for quorum purposes.

A stockholder of record may revoke a proxy at any time before it has been exercised by filing a written revocation with the Secretary of the Company at the address of the Company set forth above, by filing a duly executed proxy bearing a later date, or by appearing in person and voting by ballot at the Annual Meeting. Any stockholder of record as of the Record Date attending the Annual Meeting may vote in person whether or not a proxy has been previously given, but the presence (without further action) of a stockholder at the Annual Meeting will not constitute revocation of a previously given proxy. "Street name" stockholders who wish to vote in person will need to obtain a duly executed proxy form from the institution that holds their shares prior to the Annual Meeting.

In the pages preceding this Proxy Statement is a Letter to Stockholders from the Company's President and Chief Executive Officer. Also, Appendix A to this Proxy Statement contains the Company's 2004 Annual Report, including the Company's financial statements for the fiscal year ended December 31, 2004 and certain other information required by the rules and regulations of the Securities and Exchange Commission (the "SEC"). Neither the Letter to Stockholders from the Company's President and Chief Executive Officer nor the Company's 2004 Annual Report, however, are part of the proxy solicitation material. See "OTHER MATTERS-INCORPORATION BY REFERENCE" herein.

PROPOSAL I

ELECTION OF A CLASS OF DIRECTORS

Pursuant to the Articles of Amendment and Restatement of the Company, as amended (the "Articles"), the maximum number of members allowed to serve on the Company's Board of Directors is 12. The Board of Directors of the Company currently consists of nine seats and is divided into three classes, with the directors in each class serving for a term of three years and until their successors are duly elected and qualified. The term of one class expires at each Annual Meeting of Stockholders.

At the Annual Meeting, three directors will be elected to serve until the 2008 Annual Meeting of Stockholders and until their successors are duly elected and qualified. The Board of Directors has nominated Michael W. Brennan, Michael G. Damone and Kevin W. Lynch to serve as Class II directors (the "Nominees"). Each of the Nominees is currently serving as a Class II director of the Company and has consented to be named as a nominee in this Proxy Statement. The Board of Directors anticipates that each of the Nominees will serve as a director if elected. However, if any person nominated by the Board of Directors is unable to accept election, the proxies will vote for the election of such other person or persons as the Board of Directors may recommend.

The Board of Directors recommends a vote FOR the Nominees.

INFORMATION REGARDING NOMINEES AND DIRECTORS

The following biographical descriptions set forth certain information with respect to the three Nominees for election as Class II directors at the Annual Meeting, the continuing directors whose terms expire at the Annual Meetings of Stockholders in 2006 and 2007 and certain executive officers, based on information furnished to the Company by such persons. The following information is as of March 22, 2005, unless otherwise specified.

Class II Nominees for Election at 2005 Annual Meeting — Term to Expire in 2008

Michael W. Brennan Director since 1996

Mr. Brennan, 48, has been a director since March 1996. He has been President and Chief Executive Officer of the Company since November 1998, prior to which time he served as Chief Operating Officer of the Company from December 1995 to November 1998 and as Senior Vice President — Asset Management of the Company from April 1994 to December 1995. He was a partner of The Shidler Group between 1988 and 1994 and the President of the Brennan/Tomasz/Shidler Investment Corporation and was in charge of asset management, leasing, project finance, accounting and treasury functions for The Shidler Group's Chicago operations. Between 1986 and 1988, Mr. Brennan served as The Shidler Group's principal acquisition executive in Chicago. Prior to joining The Shidler Group, Mr. Brennan was an investment specialist with CB Commercial (now CB Richard Ellis, Inc.). His professional affiliations include the Urban Land Institute ("ULI"), The Real Estate Roundtable, the National Association of Real Estate Investment Trusts ("NAREIT"), the Young Presidents Organization and the Economic Club of Chicago.

Michael G. Damone Director since 1994

Mr. Damone, 70, is Director of Strategic Planning for the Company and has been a director of the Company since June 1994. Between 1973 and 1994, Mr. Damone was Chief Executive Officer of Damone/ Andrew, a full service real estate organization, which developed several million square feet of industrial, warehouse, distribution and research and development buildings. Prior to co-founding Damone/Andrew in 1973, Mr. Damone was the executive vice president of a privately held, Michigan based real estate development and construction company, where he was responsible for the development of industrial/business parks. His professional affiliations include the Society of Industrial and Office Realtors ("SIOR"), the National Association of Realtors ("NAR"), the Michigan Association of Realtors and the Detroit Area Commercial Board of Realtors.

Kevin W. Lynch Director since 1994

Mr. Lynch, 52, has been a director of the Company since June 1994. Mr. Lynch is the co-founder and Principal of The Townsend Group ("Townsend"), an institutional real estate consulting firm, which provides real estate consulting for pension funds and institutional investors. In his capacity as Principal, Mr. Lynch is responsible for strategic development and implementation of client real estate portfolios. Mr. Lynch is also responsible for new product development. Prior to founding Townsend, Mr. Lynch was associated with Stonehenge Capital Corporation, where he was involved in the acquisition of institutional real estate properties and the structuring of institutional real estate transactions. Mr. Lynch is a director of Lexington Corporate Properties Trust. He is a member of the National Real Estate Advisory Board for the Real Estate Center at New York University, the National Council of Real Estate Investment Fiduciaries, and the Pension Real Estate Association.

Class III Continuing Directors — Term to Expire in 2006

John Rau Director since 1994

Mr. Rau, 56, has been a director of the Company since June 1994. Since December 2002, Mr. Rau has served as President and Chief Executive Officer and as a director of Miami Corporation, a private asset management firm. Mr. Rau is also a director of LaSalle Bank, N.A., BorgWarner, Inc., Nicor Inc. and Wm. Wrigley Jr. Company and is Chairman of the Chicago Title and Trust Company Foundation, a charitable foundation. From January 1997 to March 2000, he was President and Chief Executive Officer of Chicago Title Corporation, a New York Stock Exchange listed company, and its subsidiaries Chicago Title and Trust Co., Chicago Title Insurance Co., Ticor Title Insurance Co. and Security Union Title Insurance Co. From January 1997 to March 2000, he was a director of Chicago Title Corporation, Chicago Title and Trust Co. and Chicago Title Insurance Co., as well as Chairman of the Board of Directors of Ticor Title Insurance

Co. and Security Union Title Insurance Co. From July 1993 until November 1996, Mr. Rau was Dean of the Indiana University School of Business. From 1991 to 1993, Mr. Rau served as Chairman of the Illinois Economic Development Board and as special advisor to Illinois Governor James Edgar. From 1990 to 1993, he was Chairman of the Banking Research Center Board of Advisors and a Visiting Scholar at Northwestern University's J.L. Kellogg Graduate School of Management. During that time he also served as Special Consultant to McKinsey & Company, a worldwide strategic consulting firm. From 1989 to 1991, Mr. Rau served as President and Chief Executive Officer of LaSalle National Bank. From 1979 to 1989, he was associated with The Exchange National Bank, serving as President from 1983 to 1989, at which time The Exchange National Bank merged with LaSalle National Bank. Prior to 1979, he was associated with First National Bank of Chicago.

Robert J. Slater Director since 1994

Mr. Slater, 67, has been a director of the Company since June 1994. Since 1985, Mr. Slater has been President of Jackson Consulting, Inc., a private consulting company specializing in advising the basic manufacturing and distribution industries. He has retired as President of Crane Co., a multinational manufacturing company.

W. Ed Tyler Director since 2000

Mr. Tyler, 52, has been a director of the Company since March 2000. Mr. Tyler was appointed CEO of Ideapoint Ventures in 2002. Ideapoint Ventures is an early stage venture fund that focuses on nanotechnologies. Prior to joining Ideapoint Ventures, Mr. Tyler served as Chief Executive Officer and a director of Moore Corporation Limited, a provider of data capture, information design, marketing services, digital communications and print solutions, from 1998 to 2000. Prior to joining Moore Corporation, Mr. Tyler served in various capacities at R.R. Donnelley & Sons Company, most recently as Executive Vice President and Chief Technology Officer, from 1997 to 1998, and as Executive Vice President and Sector President of Donnelley's Networked Services Sector, from 1995 to 1997.

Class I Continuing Directors — Term to Expire in 2007

Jay H. Shidler Director since 1993

Mr. Shidler, 58, has been Chairman of the Board of Directors since the formation of the Company in August 1993. He is the founder and managing partner of The Shidler Group. A nationally acknowledged expert in the field of real estate investment and finance, Mr. Shidler has over 35 years of experience in real estate investment and has acquired and managed properties involving several billion dollars in aggregate value. Since 1970, Mr. Shidler has been directly involved in the acquisition and management of over 1,000 properties in 40 states and Canada. Mr. Shidler is the Chairman of the Board of Directors of Corporate Office Properties Trust (NYSE:OFC). Mr. Shidler also serves as a director of Primus Guaranty, Ltd. (NYSE:PRS), a Bermuda company of which Mr. Shidler is a founder and whose subsidiary is a AAA-rated financial products company.

J. Steven Wilson Director since 1994

Mr. Wilson, 61, has been a director of the Company since June 1994. Since 1985, Mr. Wilson has been President, Chief Executive Officer and Chairman of the Board of Directors of Riverside Group, Inc., a holding company. Since February 2003, Mr. Wilson has been President of Advanced Building Products & Services, LLC. From 1991 to April 2003, Mr. Wilson was Chairman of the Board of Directors and Chief Executive Officer of Wickes Inc., which is a building and supply company with revenues of $1 billion with distribution and manufacturing facilities located primarily in the Midwest and Northeast regions of the United States.

INFORMATION REGARDING EXECUTIVE OFFICERS AND OTHER SENIOR MANAGEMENT

Michael J. Havala

Mr. Havala, 45, has been Chief Financial Officer of the Company since April 1994. He joined The Shidler Group in 1989, and was Chief Financial Officer for The Shidler Group's Midwest region with responsibility for accounting, finance, information technology and treasury functions. With The Shidler Group, Mr. Havala structured joint ventures, obtained and refinanced project financing, developed and implemented management information systems and directed all financial aspects of a several million square foot portfolio located in various states throughout the Midwest. Prior to joining The Shidler Group, Mr. Havala was a Senior Tax Consultant with Arthur Andersen & Company, where he specialized in real estate, banking and corporate finance. Mr. Havala is a certified public accountant. His professional affiliations include NAREIT.

Johannson L. Yap

Mr. Yap, 42, has been the Chief Investment Officer of the Company since February 1997. From April 1994 to February 1997, he served as Senior Vice President — Acquisitions of the Company. Prior to joining the Company, Mr. Yap joined The Shidler Group in 1988 as an acquisitions associate, and became Vice President in 1991, with responsibility for acquisitions, property management, leasing, project financing, sales and construction management functions. Between 1988 and 1994, he participated in the acquisition, underwriting and due diligence of several hundred million dollars of commercial properties. His professional affiliations include ULI, NAREIT and the Council of Logistics Management.

David P. Draft

Mr. Draft, 53, has been Executive Vice President — Operations of the Company since January 2001, prior to which time he served as Managing Director of the Company's Central region from December 1998 to January 2001, and as Senior Regional Director of the Company's Michigan region from March 1996 to December 1998. He has 29 years of experience in real estate brokerage, sales, leasing and asset management. Between 1994 and March 1996, Mr. Draft was Co-Founder and Principal of Draft & Gantos Properties, L.L.C., where he was responsible for real estate management, construction and development. From 1990 to 1994, Mr. Draft was Director of Development and Operations for Robert Grooters Development Company, where he was responsible for land acquisitions, development project planning, financing and construction of industrial property. From 1977 to 1990, he was with First Real Estate, Inc., serving in the capacity of chief operating officer.

Arne M. Cook

Mr. Cook, 44, has been Managing Director of the Company's Central region since January 2001, prior to which time he served as Senior Regional Director of the Company's Minnesota region from January 2000 to December 2000, as Regional Director of the Company's Minnesota region from April 1998 to December 1999, and as Regional Development Manager from April 1997 to March 1998. He has 20 years of experience in the office and industrial real estate industry. From January 1988 to March 1997, Mr. Cook served in various capacities, most recently as Senior Director of Real Estate Development, with Opus Northwest LLC, a member of the Opus Group of Companies, where he was responsible for the development, sales, financing and asset management of office and industrial properties throughout the Midwest. His professional affiliations include the National Association of Industrial and Office Properties ("NAIOP"), NAREIT, ULI, the Minnesota Commercial Association of Realtors and the University of Wisconsin Real Estate Alumni Association.

Gregory S. Downs

Mr. Downs, 56, has been Managing Director of the Company's Gulf/Mountain region since July 2001, prior to which time he served as a Senior Regional Director from January 2000 to July 2001 and as a Regional

Director from June 1998 to December 1999 of the Company's Denver region. From November 1997 to June 1998, he served as a Regional Development Officer of the Company. Mr. Downs has over 25 years of real estate experience. Between June 1994 and November 1997, he was Vice President of Development for Pacifica Holding Company, a full-service real estate company operating in Denver. Mr. Downs' professional affiliations include NAIOP and SIOR.

Ross Kirk

Mr. Kirk, 48, has been Managing Director of the Company's East region since December 1999, prior to which time he served as a Regional Director of the Company's Tampa region from December 1997 to December 1999. Mr. Kirk has 25 years of real estate experience. Between July 1992 and December 1997, he was President of Thompson-Kirk Properties, a full-service real estate firm in Tampa. Mr. Kirk is a licensed general contractor in the state of Florida, a licensed Florida real estate broker and a licensed Florida mortgage broker. He holds memberships in NAIOP, Tampa's Real Estate Investment Council and the Council of Logistics Management.

Scott A. Musil

Mr. Musil, 37, has been Senior Vice President of the Company since March 2001; Controller of the Company since December 1995; Treasurer of the Company since May 2002; and Assistant Secretary of the Company since May 1996. In addition, he served as a Vice President of the Company from May 1998 to March 2001. Prior to joining the Company, he served in various capacities with Arthur Andersen & Company, culminating as an audit manager specializing in the real estate and finance industries. Mr. Musil is a certified public accountant. His professional affiliations include the American Institute of Certified Public Accountants and NAREIT.

THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The Board of Directors. The Board of Directors of the Company is currently comprised of eight members, a majority of whom are independent as affirmatively determined by the Board of Directors. In determining the independence of its members, the Board of Directors applied the following standards:

1) The member must meet the definition of "Independent Director" contained in the Company's Articles, which requires that he or she be neither an employee of the Company nor a member of The Shidler Group.

2) In accordance with Section 303A.02(a) of the Listed Company Manual of the New York Stock Exchange (the "NYSE"), the member must obtain the Board of Directors' affirmative determination, after taking into account all relevant facts and circumstances, that the member has no material relationships with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). Relationships to be considered include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships.

3) The member must satisfy the independence tests set forth in Section 303A.02(b) of the Listed Company Manual of the NYSE.

Applying such standards, the Board of Directors has affirmatively determined that its current independent directors are Messrs. Lynch, Rau, Slater, Tyler and Wilson.

Pursuant to the terms of the Company's Articles, the directors are divided into three classes. Class II directors hold office for a term expiring at this Annual Meeting. Class III directors hold office for a term expiring at the Annual Meeting of Stockholders to be held in 2006. Class I directors hold office for a term expiring at the Annual Meeting of Stockholders to be held in 2007. Each director will hold office for the term to which he is elected and until his successor is duly elected and qualified. At each Annual Meeting of Stockholders, the successors to the class of directors whose term expires at that meeting will be elected to hold office for a term continuing until the Annual Meeting of Stockholders held in the third year following the year of their election and the election and qualification of their successors.

The Board of Directors held 10 meetings during the fiscal year of 2004. Each of the directors serving in 2004 attended at least 75% of the total number of meetings of the Board of Directors and of the respective committees of the Board of Directors of which he was a member. Although the Company does not have a formal policy regarding director attendance at Annual Meetings of Stockholders, all of the directors then serving attended the 2004 Annual Meeting of Stockholders.

The Board of Directors has adopted Corporate Governance Guidelines to reflect the principles by which it operates. These guidelines, as well as the charters of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee of the Board of Directors, are accessible at the investor relations pages of the Company's website at www.firstindustrial.com. The Company has adopted a Code of Business Conduct and Ethics which includes the principles by which the Company expects its employees, officers and directors to conduct Company business and which is accessible at the investor relations pages of the Company's website at www.firstindustrial.com. The Company intends to post on its website amendments to, or waivers from, any provision of the Company's Code of Business Conduct and Ethics.

The Board of Directors has appointed an Audit Committee, a Compensation Committee, an Investment Committee, a Nominating/Corporate Governance Committee and a Special Committee.

Audit Committee. The Audit Committee is directly responsible for the appointment, discharge, compensation, and oversight of the work of any independent public accountants employed by the Company for the purpose of preparing or issuing an audit report or related work. In connection with such responsibilities, the Audit Committee approves the engagement of independent public accountants, reviews with the independent public accountants the audit plan, the audit scope, and the results of the annual audit engagement, pre-approves audit and non-audit services provided by the independent public accountants, reviews the independence of the independent public accountants, pre-approves audit and non-audit fees and reviews the adequacy of the Company's internal accounting controls.

The membership of the Audit Committee currently consists of Messrs. Rau, Lynch and Wilson, each of whom, in the judgment of the Company's Board of Directors, is independent as required by the listing standards of the NYSE and the rules of the SEC. In the judgment of the Company's Board of Directors, each member is financially literate as required by the listing standards of the NYSE. Further, in the judgment of the Company's Board of Directors, Mr. Rau is an "audit committee financial expert," as such term is defined in the SEC rules, and has "accounting or related financial management expertise," as defined in the listing standards of the NYSE. See Mr. Rau's biography above. The Audit Committee met 13 times in 2004. On May 12, 2004, the Audit Committee unanimously reaffirmed the Company's Audit Committee Charter.

Compensation Committee. The Compensation Committee has overall responsibility for approving and evaluating the compensation plans, policies and programs relating to the executive officers of the Company. The Compensation Committee administers, and has authority to grant awards under, the First Industrial Realty Trust, Inc. 1994 Stock Incentive Plan (the "1994 Stock Plan"), the First Industrial Realty Trust, Inc. 1997 Stock Incentive Plan (the "1997 Stock Plan"), the First Industrial Realty Trust, Inc. Deferred Income Plan (the "Deferred Income Plan") and the First Industrial Realty Trust, Inc. 2001 Stock Incentive Plan (the "2001 Stock Plan"). The Compensation Committee currently consists of Messrs. Slater and Tyler, each of whom, in the judgment of the Company's Board of Directors, is independent as required by the listing standards of the NYSE. The Compensation Committee met four times and acted by unanimous consent once in 2004.

Investment Committee. The Investment Committee provides oversight and discipline to the acquisition and new investment process. New investment opportunities are described in written reports based on detailed research and analyses in a standardized format applying appropriate underwriting criteria. The Investment Committee meets with the Company's acquisition personnel, reviews each submission thoroughly and approves acquisitions of land having a total investment of greater than $1 million and all other acquisitions and development projects having a total investment of greater than $5 million. The Investment Committee makes a formal recommendation to the Board of Directors for all acquisitions and development projects with a total investment in excess of $30 million. The membership of the Investment Committee currently consists of Messrs. Shidler, Brennan and Damone. The Investment Committee met 38 times and acted by unanimous consent twice during 2004.

Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee recommends individuals for election as directors at the Annual Meeting of Stockholders of the Company and in connection with any vacancy that may develop on the Board of Directors. The Board of Directors, in turn, as a whole by a majority vote either approves all of the nominations so recommended by the Nominating/Corporate Governance Committee or rejects all of the nominations in whole, but not in part. In the event that the Board of Directors as a whole by a majority vote rejects the recommended nominations, the Nominating/Corporate Governance Committee develops a new recommendation. In addition, the Nominating/Corporate Governance Committee develops and oversees the Company's corporate governance policies. The membership of the Nominating/Corporate Governance Committee consists of independent directors selected by the entire Board of Directors of the Company from among those independent directors whose term is not expiring in the calendar year that the Nominating/Corporate Governance Committee is making its recommendation. The Nominating/Corporate Governance Committee that recommended the Nominees approved by the Board of Directors and set forth in this Proxy Statement consisted of Messrs. Slater, Tyler and Wilson, each of whom, in the judgment of the Company's Board of Directors, is independent as required by the listing standards of the NYSE. Mr. Tyler is the current Chairman of the Nominating/Corporate Governance Committee and also presides at meetings of non-management directors. The Nominating/Corporate Governance Committee met twice and acted by unanimous consent once during 2004 and met once in March 2005 to determine its nominations for this Proxy Statement.

The Nominating/Corporate Governance Committee will consider nominees recommended by stockholders of the Company. In order for a stockholder to nominate a candidate for election as a director at an Annual Meeting, notice must be given in accordance with the Bylaws of the Company to the Secretary of the Company not more than 180 days nor less than 75 days prior to the first anniversary of the preceding year's Annual Meeting. The fact that the Company may not insist upon compliance with the requirements contained in its Bylaws should not be construed as a waiver by the Company of its right to do so at any time in the future.

In general, it is the Nominating/Corporate Governance Committee's policy that, in its judgment, its recommended nominees for election as members of the Board of Directors of the Company, at a minimum, have business experience of a breadth, and at a level of complexity, sufficient to understand all aspects of the Company's business and, through either experience or education, have acquired such knowledge as is sufficient to qualify as financially literate. In addition, recommended nominees must be persons of integrity and be committed to devoting the time and attention necessary to fulfill their duties to the Company.

The Nominating/Corporate Governance Committee may identify nominees for election as members of the Board of Directors of the Company through its own sources (including through nominations by stockholders made in accordance with the Company's Bylaws), through sources of other directors of the Company, and through the use of third-party search firms. The Company has engaged a third party search firm to identify potential nominees and may do so again in the future. Subject to the foregoing minimum standards, the Nominating/Corporate Governance Committee will evaluate each nominee on a case-by-case basis, assessing each nominee's judgment, experience, independence, understanding of the Company's business or that of other related industries, and such other factors as the Nominating/Corporate Governance Committee concludes are pertinent in light of the current needs of the Company's Board of Directors.

Special Committee. The Special Committee is authorized, within limits specified by the Board of Directors, to approve the terms under which the Company issues common stock, preferred stock or depository shares representing fractional interests in preferred stock, or under which the Company or any of the

Company's subsidiaries, including First Industrial, L.P., issues debt. The membership of the Special Committee currently consists of Messrs. Shidler, Brennan and Rau. The Special Committee acted by unanimous consent eight times during 2004.

Communications by Stockholders. Stockholders of the Company may send communications to the Board of Directors as a whole, its individual members, its committees or its non-management members as a group. Communications to the Board of Directors as a whole should be addressed to "The Board of Directors"; communications to any individual member of the Board of Directors should be addressed to such individual member; communications to any committee of the Board of Directors should be addressed to the Chairman of such committee; and communications to non-management members of the Board of Directors as a group should be addressed to the Chairman of the Nominating/Corporate Governance Committee. In each case, communications should be further addressed "c/o First Industrial Realty Trust, Inc., 311 South Wacker Drive, Suite 4000, Chicago, Illinois 60606." All communications will be forwarded to their respective addressees and, if a stockholder marks his or her communication "Confidential", will be forwarded directly to the addressee.

DIRECTOR COMPENSATION

Directors of the Company who are also employees receive no additional compensation for their services as a director. Non-employee directors of the Company receive an annual director's fee equivalent in value to $30,000. At least 50% of the value of such fee must be taken in the form of restricted stock. The Chairman of the Audit Committee receives an additional fee of $20,000 for his service as Chairman of the Audit Committee. Each non-employee director also receives $1,500 for each in-person meeting of the Board of Directors attended, $1,000 for each telephonic Board meeting participated in, $1,500 for each in-person committee meeting attended and $1,000 for each telephonic committee meeting participated in. Following the 2004 Annual Meeting of Stockholders, each of the Company's non-employee directors received 1,000 shares of restricted stock under the 1997 Stock Plan.

EXECUTIVE COMPENSATION

The following table sets forth the aggregate compensation, including cash compensation and restricted stock and option awards, paid by the Company with respect to the fiscal years ended December 31, 2002, 2003 and 2004 to the Company's Chief Executive Officer and the four other most highly compensated executive officers of the Company (the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Salary ($)	Bonus ($) (1)	Long Term Compensation: Restricted Stock Awards ($) (2)	Long Term Compensation: Shares Underlying Options (#) (3)	All Other Compensation ($) (4)
Michael W. Brennan	2004	$500,000	$787,500	$ 811,398	0	$ 34,752
President and CEO	2003	500,000	0	1,011,956	0	34,577
	2002	500,000	247,500	721,815	0	426,964
Michael J. Havala	2004	$284,000	$429,408	$ 483,924	0	$ 19,992
Chief Financial Officer	2003	284,000	0	584,776	0	19,848
	2002	284,000	122,500	426,786	0	320,128
Johannson L. Yap	2004	$309,000	$463,500	$ 470,106	0	$ 18,971
Chief Investment Officer	2003	309,000	0	337,280	0	18,827
	2002	309,000	148,500	455,315	0	286,620
David P. Draft	2004	$278,000	$385,308	$ 434,196	0	$ 12,638
Executive Vice	2003	278,000	0	517,894	0	12,494
President — Operations	2002	278,000	100,000	334,968	0	167,469
Arne M. Cook	2004	$214,000	$331,700	$ 240,282	0	$ 9,600
Managing Director	2003	214,000	0	353,749	0	9,600
	2002	214,000	86,813	222,200	0	62,322

(1) Amounts for 2002 represent bonuses awarded in February 2003 based on performance for the year ended December 31, 2002. Amounts for 2004 represent bonuses awarded in February 2005 based on performance for the year ended December 31, 2004.

(2) Amounts for 2002 represent restricted Common Stock awarded in March 2003. Amounts for 2003 represent restricted Common Stock awarded in March 2004. Amounts for 2004 represent restricted Common Stock awarded in March 2005. The dollar amount shown is approximately equal to the product of the number of shares of restricted Common Stock granted multiplied by the closing price of the Common Stock as reported by the NYSE on the date of grant ($29.26 on March 20, 2003 for 2002 amounts; $38.75 on March 17, 2004 for 2003 amounts; $42.00 on March 7, 2005 for 2004 amounts). This valuation does not take into account any diminution in value that results from the restrictions applicable to such Common Stock. From and after the date of issuance, holders of the restricted Common Stock are entitled to vote such Common Stock and receive dividends at the same rate applicable to unrestricted shares of Common Stock. The total number of shares, and the value, of restricted Common Stock held by each Named Executive Officer as of December 31, 2004 (based on the closing price per share of Common Stock as reported on the NYSE on December 31, 2004 ($40.73)) is as follows: Mr. Brennan — 114,091 shares ($4,646,926), Mr. Havala — 83,131 shares ($3,385,926), Mr. Yap — 75,963 shares ($3,093,973), Mr. Draft — 52,777 shares ($2,149,607) and Mr. Cook - 27,073 shares ($1,102,683). Of the 73,858 shares of restricted Common Stock awarded in March 2003 to the Named Executive Officers as part of 2002 compensation, one-third vested in January 2004 and January 2005, as to which restrictions have been removed, and one-third will vest in January 2006. Of the 72,404 shares of restricted Common Stock awarded in March 2004 to the Named Executive Officers as part of 2003 compensation, one-third

vested in January 2005, as to which restrictions have been removed, and one-third will vest in each of January 2006 and January 2007. Of the 58,093 shares of restricted Common Stock awarded in March 2005 to the Named Executive Officers as part of 2004 compensation, one-third will vest in each of January 2006, January 2007 and January 2008.

(3) No options were granted to the Named Executive Officers with respect to 2002, 2003 and 2004.

(4) Includes premiums paid by the Company on term life insurance and long term disability insurance ($20,792 in 2004; $20,792 in 2003; $15,510 in 2002) for the benefit of certain of the Named Executive Officers. Also includes car allowances ($62,400 in 2004; $62,400 in 2003; $62,400 in 2002) and personal financial planning allowances ($12,761 in 2004; $12,154 in 2003; $8,400 in 2002) for certain of the Named Executive Officers. Also includes benefits accrued in 2002 on units awarded to the Named Executive Officers under the Deferred Income Plan. The amounts accrued under the Deferred Income Plan to each of the Named Executive Officers in 2002 were paid in cash.

OPTION GRANTS AND EXERCISES

Option Grants. No options were granted in the fiscal year ended December 31, 2004 to the Named Executive Officers.

Option Exercises and Year-End Holdings. Certain of the Named Executive Officers exercised an aggregate of 641,067 options in 2004. The following table sets forth information with respect to options exercised during, and the value of options held at the end of, 2004 by the Named Executive Officers.

AGGREGATED OPTION EXERCISES IN FISCAL YEAR 2004 AND FISCAL YEAR-END 2004 OPTION VALUES

Name	Shares Acquired on Exercise (#)(1)	Value Realized ($)	Number of Securities Underlying Unexercised Options at December 31, 2004 (#)		Value of Unexercised In-the-Money Options at December 31, 2004 ($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Michael W. Brennan	260,000	3,030,625	143,000	24,000	1,228,275	244,800
Michael J. Havala	149,667	825,084	0	21,333	0	217,597
Johannson L. Yap	154,667	1,429,255	52,000	23,333	395,460	237,997
David P. Draft	48,900	274,103	0	14,700	0	149,940
Arne M. Cook	27,833	158,462	0	6,934	0	70,727

(1) Represents shares with respect to which options were exercised in 2004 by the Named Executive Officers.

(2) Based on the closing price per share of Common Stock as reported on the NYSE on December 31, 2004 ($40.73).

EMPLOYMENT AGREEMENTS

In February 1997, the Company entered into a written employment agreement with Michael W. Brennan, who became the Company's President and Chief Executive Officer in November 1998. The agreement provides for an initial annual minimum base salary of $195,000, which may be increased at the discretion of the Compensation Committee, and an annual bonus at the discretion of the Compensation Committee. The agreement provides for an initial term of two years and subsequent two-year periods unless otherwise terminated; provided, however, that the agreement will expire on Mr. Brennan's 70th birthday. Upon certain changes in control of the Company or a termination without cause, Mr. Brennan is entitled to severance in an amount equal to two times his annual base salary, plus two times his average bonus over the prior two years. In addition, upon termination, Mr. Brennan's options and awards under the 1994 Stock Plan, the 1997 Stock Plan and Deferred Income Plan will fully vest and his other benefits will continue for a period of two years. Severance amounts payable to Mr. Brennan upon termination will be reduced if such amounts become payable after Mr. Brennan's 67th birthday. Mr. Brennan has agreed to a two-year covenant not to compete after termination.

In March 2002, the Company entered into written employment agreements with Michael J. Havala, the Company's Chief Financial Officer, Johannson L. Yap, the Company's Chief Investment Officer, and David P. Draft, the Company's Executive Vice President — Operations. Mr. Havala's and Mr. Yap's agreements amend and restate their prior employment agreements with the Company. The agreements provide for a minimum annual base salary of $284,000 for Mr. Havala, $309,000 for Mr. Yap and $278,000 for Mr. Draft, which amounts may be increased at the recommendation of the Chief Executive Officer, with the approval of the Compensation Committee, and for annual bonuses as recommended by the Chief Executive Officer and approved by the Compensation Committee. Each of the agreements provides for a continuous and self-renewing two-year "evergreen" term unless earlier terminated; provided, however, that the agreements will expire on Mr. Havala's, Mr. Yap's and Mr. Draft's respective 70th birthdays. Upon his termination without cause, through constructive discharge, or upon a work-related disability, each of Mr. Havala, Mr. Yap and Mr. Draft is entitled to severance in an amount equal to three times his annual base salary, plus 75% of his maximum bonus potential for the then-current year prorated through the date of termination. Upon certain changes in control of the Company, each of Mr. Havala, Mr. Yap and Mr. Draft is entitled to severance in an amount equal to two times his annual base salary, plus 100% of his maximum cash bonus for the then-current year prorated through the date of termination, plus two times the product of his annual base salary and an average of his actual cash bonus percentage for the prior two years and his maximum cash bonus percentage for the then-current year. In addition, upon his termination other than for cause, each of Mr. Havala's, Mr. Yap's and Mr. Draft's options and awards under the 1994 Stock Plan, the 1997 Stock Plan, the 2001 Stock Plan, the Deferred Income Plan and any subsequent similar plan will fully vest, and his health insurance benefits will continue for a period of three years. Severance amounts payable to Mr. Havala, Mr. Yap and Mr. Draft upon their termination will be reduced if such amounts become payable after their respective 67th birthdays. Each of Mr. Havala, Mr. Yap and Mr. Draft has agreed to a one-year covenant not to compete after his termination, except in connection with certain changes in control of the Company. Each of Mr. Havala, Mr. Yap and Mr. Draft has agreed to a six-month covenant not to compete in connection with certain changes in control of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee consists of Messrs. Slater and Tyler. Neither of them has served as an officer of the Company nor, except for his service as a director, had any other business relationship or affiliation with the Company in 2004 requiring disclosure by the Company under Item 404 of Regulation S-K.

STOCK PERFORMANCE GRAPH

The incorporation by reference of this Proxy Statement into any document filed with the SEC by the Company shall not be deemed to include the following performance graph unless such graph is specifically stated to be incorporated by reference into such document.

The following provides a comparison of the cumulative total stockholder return among the Company, the NAREIT Equity REIT Total Return Index (the "NAREIT Index"), an industry index which, as of December 31, 2004, was comprised of 150 tax-qualified equity REITs (including the Company), and the Standard & Poor's 500 Index ("S&P 500"). The comparison is for the period from December 31, 1999 to December 31, 2004 and assumes the reinvestment of any dividends. The closing price for the Company's Common Stock quoted on the NYSE at the close of business on December 31, 1999 was $27.438 per share. The NAREIT Index includes REITs with 75% or more of their gross invested book value of assets invested directly or indirectly in the equity ownership of real estate. Upon written request, the Company will provide stockholders with a list of the REITs included in the NAREIT Index. The historical information set forth below is not necessarily indicative of future performance. The following graph was prepared at the Company's request by Research Data Group, Inc., San Francisco, California.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
300
250
200
150
100
50
0
12/99
12/00
12/01
12/02
12/03
12/04
FIRST INDUSTRIAL REALTY TRUST, INC.
NAREIT EQUITY
S & P 500

	12/99	12/00	12/01	12/02	12/03	12/04
FIRST INDUSTRIAL REALTY TRUST, INC.	$100	$134	$134	$131	$173	$224
NAREIT EQUITY	100	126	144	149	205	270
S & P 500	100	91	80	62	80	89

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors is composed of two of the Company's independent directors, Messrs. Slater and Tyler. The Compensation Committee has overall responsibility for evaluating and approving the compensation plans, policies and programs relating to the executive officers of the Company.

Objectives of Executive Compensation. The Company maintains the philosophy that compensation of its executive officers and other employees should serve the best interests of the Company's stockholders. Accordingly, the Compensation Committee has designed its compensation policy to provide management proper incentives, directly and materially linked to operating performance, to maximize the Company's overall performance. Consistent with this, executive compensation is weighted towards bonuses and incentive awards (e.g., restricted stock awards) paid or granted on the basis of the Company's and each executive's performance. Thus, while annual salary increases are based on personal performance of the executive officers and general economic conditions, annual bonuses and incentive awards are directly tied to the Company's actual economic performance during the applicable fiscal year.

With respect to performance in years prior to 2002, executive compensation has included other incentive awards (e.g., stock option grants and deferred income awards) along with restricted stock. With respect to performance in 2002, 2003 and 2004, the Compensation Committee determined not to grant such other incentive awards and to utilize restricted stock awards exclusively as the Company's incentive award. Currently, the Compensation Committee anticipates that it will continue in the future to utilize restricted stock awards exclusively as the Company's incentive award; however, it reserves the right to utilize other incentive awards in the future if and when it determines such incentive awards would be appropriate.

Restricted stock is granted to the executives under the provisions of the 1997 Stock Plan and will also be granted under the 2001 Stock Plan in the future. Other incentive awards (e.g., stock options and deferred income awards) were granted to the executives under the provisions of the 1994 Stock Plan, the 1997 Stock Plan and the Deferred Income Plan, and, if granted in the future, may be granted under such plans and under the 2001 Stock Plan. The Compensation Committee determines those executives who will receive restricted stock and, if utilized in the future, other incentive awards and the terms of such awards.

2004 Bonus and Incentive Compensation/CEO Compensation. The bonuses and incentive awards awarded for 2004 performance to each of the Chief Executive Officer and the other executive officers of the Company were based on the Company's internal plan targets for 2004, including the Company's (i) stock price, including total return, (ii) earnings per share, (iii) funds from operations, (iv) net asset value, (v) return on assets, (vi) portfolio performance, including same store net operating income, tenant retention, occupancy and capital expenditures, (vii) general and administrative expense, (viii) investment/divestment activity, (ix) capital markets activity, and (x) certain balance sheet objectives, including leverage and pay-out ratios. Generally, bonuses and incentive awards for 2004, including those for the Chief Executive Officer, were higher as a percentage of annual salary than in 2003, due to the Company's performance in 2004 relative to certain of its internal plan targets in an improving economic environment. The 2004 annual salary for Mr. Brennan, Chief Executive Officer of the Company, was set prior to the beginning of such year and reflects general economic conditions prevailing at the time.

Compensation Committee Procedures. The Compensation Committee annually evaluates the Company's performance, as well as the personal performance of the Chief Executive Officer and the other executive officers of the Company. Company performance is evaluated by quantitative factors based on the Company's internal plan targets for the applicable year. Personal performance is evaluated both by qualitative factors, including organizational and management development exhibited from year to year, and by quantitative factors based on the Company's internal plan targets for the applicable year. Generally, the Compensation Committee will meet prior to the beginning of each fiscal year to establish base salary and performance targets for the upcoming year and will meet again at the beginning of each year to review performance and approve incentive awards for the preceding fiscal year.

Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the deductibility on public corporations' federal tax returns of compensation over $1 million to certain executive officers. The Company does not believe that Section 162(m) of the Internal Revenue Code is applicable to its current arrangements with its executive officers. Accordingly, the Compensation Committee does not currently factor Section 162(m) deductibility limitations into its compensation decisions.

The Compensation Committee believes that it has designed and implemented a compensation structure that provides appropriate awards and incentives for the Company's executive officers as they work to sustain and improve the Company's overall performance.

Submitted by the Compensation Committee:

Robert J. Slater, Chairman
W. Ed Tyler

REPORT OF THE AUDIT COMMITTEE

Pursuant to a meeting of the Audit Committee on March 1, 2005, the Audit Committee reports that it has: (i) reviewed and discussed the Company's audited financial statements with management; (ii) discussed with PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, the matters (such as the quality of the Company's accounting principles and internal controls) required to be discussed by Statement on Auditing Standards No. 61; and (iii) received written confirmation from PricewaterhouseCoopers LLP that it is independent and written disclosures regarding such independence as required by Independence Standards Board No. 1, and discussed with PricewaterhouseCoopers LLP its independence. Based on the review and discussions referred to in items (i) through (iii) above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's annual report for the Company's fiscal year ended December 31, 2004.

Submitted by the Audit Committee:

John Rau, Chairman
Kevin W. Lynch
J. Steven Wilson

CERTAIN RELATIONSHIPS AND TRANSACTIONS

The Company often engages in transactions for which CB Richard Ellis, Inc. ("CB Richard Ellis") acts as a broker. The brother of Michael W. Brennan, the President and Chief Executive Officer and a director of the Company, is an employee of CB Richard Ellis and, in one transaction in 2004 in which the Company sold property for approximately $7.2 million, received $29,167 as a portion of the brokerage commission paid by the Company to CB Richard Ellis in connection with such transaction. Management of the Company believes the terms of brokerage services provided by CB Richard Ellis in such transaction were as favorable to the Company as could be obtained in arm's length transactions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (as amended, the "Exchange Act") requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC and the NYSE. Officers, directors and "greater than ten-percent" stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms so filed.

Based solely on review of the copies of such forms furnished to the Company for 2004, all Section 16(a) filing requirements applicable to the Company's officers, directors and "greater than ten-percent" stockholders were complied with.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table presents information concerning the ownership of Common Stock of the Company and limited partnership units ("Units") of First Industrial, L.P. (which generally are exchangeable on a one-for-one basis, subject to adjustments, for Common Stock) by all directors, the Named Executive Officers, the directors and executive officers of the Company as a group and persons and entities, if any, known to the Company to be beneficial owners of more than 5% of the Company's Common Stock. The information is presented as of March 22, 2005, unless otherwise indicated, and is based on representations of officers and directors of the Company and filings received by the Company on Schedule 13G under the Exchange Act. As of March 22, 2005, there were 42,944,619 shares of Common Stock and 6,493,501 Units outstanding.

	Common Stock/Units Beneficially Owned	
Names and Addresses of 5% Stockholders	**Number**	**Percent of Class**
Cohen & Steers Capital Management, Inc. 757 Third Avenue New York, New York 10017(1)	5,203,300	12.1%
Names and Addresses of Directors and Officers*		
Jay H. Shidler(2)	1,326,623	3.0%
Michael W. Brennan(3)	526,671	1.2%
Michael G. Damone(4)	211,602	**
Kevin W. Lynch(5)	4,753	**
John Rau(6)	89,717	**
Robert J. Slater(7)	15,542	**
W. Ed Tyler(8)	35,593	**
J. Steven Wilson(9)	85,128	**
Michael J. Havala(10)	147,300	**
Johannson L. Yap(11)	244,729	**
David P. Draft(12)	106,786	**
Arne M. Cook(13)	43,460	**
All directors, Named Executive Officers and other executive officers as a group (16 persons)(14)	2,981,135	6.8%

* The business address for each of the directors and executive officers of the Company is 311 South Wacker Drive, Suite 4000, Chicago, Illinois 60606.

** Less than 1%

(1) Pursuant to a Schedule 13G dated February 14, 2005 filed by Cohen & Steers Capital Management, Inc., Cohen & Steers Capital Management, Inc. has the sole power to dispose of all 5,203,300 shares reported, but has the sole power to vote only 5,165,600 of such shares.

(2) Includes 910,660 shares held by Shidler Equities, L.P., a Hawaii limited partnership owned by Mr. Shidler and Mrs. Shidler, 68,020 Units held by Mr. Shidler directly, 254,541 Units held by Shidler Equities, L.P., 1,223 Units held by Mr. and Mrs. Shidler jointly, and 22,079 Units held by Holman/ Shidler Investment Corporation. Also includes 30,000 shares which may be acquired upon the exercise of vested options granted under the 1997 Stock Plan, consisting of 10,000 shares at an exercise price of $30.00 per share, 10,000 shares at an exercise price of $31.05 per share and 10,000 shares at an exercise price of $33.15 per share. Also includes 7,503 shares of restricted Common Stock issued under the 1997 Stock Plan.

(3) Includes 167,000 shares that may be acquired by Mr. Brennan upon the exercise of vested options granted under the 1997 Stock Plan, consisting of 60,000 shares at an exercise price of $31.13 per share, 75,000 shares at an exercise price of $33.13 per share and 32,000 shares at an exercise price of $30.53 per share. Also includes 3,806 Units and 103,939 shares of restricted Common Stock issued under the 1997 Stock Plan.

(4) Includes 7,500 shares held by a trust for the benefit of Mr. Damone's wife. Also includes 6,700 shares that may be acquired upon the exercise of vested options granted under the 1997 Stock Plan at an exercise price of $30.53 per share. Also includes 144,296 Units. Also includes 8,922 shares of restricted Common Stock issued under the 1997 Stock Plan.

(5) Includes 4,753 shares of restricted Common Stock issued under the 1997 Stock Plan.

(6) Includes 15,000 shares that may be acquired by Mr. Rau upon the exercise of vested options granted under the 1994 Stock Plan, consisting of 7,500 shares at an exercise price of $23.50 per share and 7,500 shares at an exercise price of $18.25 per share. Also includes 60,000 shares that may be acquired upon the exercise of vested options granted under the 1997 Stock Plan, consisting of 10,000 shares at an exercise price of $30.50 per share, 10,000 shares at an exercise price of $31.13 per share, 10,000 shares at an exercise price of $27.69 per share, 10,000 shares at an exercise price of $30.00 per share, 10,000 shares at an exercise price of $31.05 per share and 10,000 shares at an exercise price of $33.15 per share. Also includes 6,217 shares of restricted Common Stock issued under the 1997 Stock Plan.

(7) Includes 14,542 shares of restricted Common Stock issued under the 1997 Stock Plan.

(8) Includes 30,000 shares that may be acquired by Mr. Tyler upon the exercise of vested options granted under the 1997 Stock Plan, consisting of 10,000 shares at an exercise price of $30.00 per share, 10,000 shares at an exercise price of $31.05 per share and 10,000 shares at an exercise price of $33.15 per share. Also includes 5,593 shares of restricted Common Stock issued under the 1997 Stock Plan.

(9) Includes 15,000 shares that may be acquired by Mr. Wilson upon the exercise of vested options granted under the 1994 Stock Plan, consisting of 7,500 shares at an exercise price of $23.50 per share and 7,500 shares at an exercise price of $18.25 per share. Also includes 60,000 shares that may be acquired upon the exercise of vested options granted under the 1997 Stock Plan, consisting of 10,000 shares at an exercise price of $30.50 per share, 10,000 shares at an exercise price of $31.13 per share, 10,000 shares at an exercise price of $27.69 per share, 10,000 shares at an exercise price of $30.00 per share, 10,000 shares at an exercise price of $31.05 per share and 10,000 shares at an exercise price of $33.15 per share. Also includes 7,503 shares of restricted Common Stock issued under the 1997 Stock Plan.

(10) Includes 21,333 shares that may be acquired by Mr. Havala upon the exercise of vested options granted under the 1997 Stock Plan at an exercise price of $30.53 per share. Also includes 2,100 shares held in custodial accounts for Mr. Havala's children. Also includes 72,092 shares of restricted Common Stock issued under the 1997 Stock Plan.

(11) Includes 75,333 shares that may be acquired by Mr. Yap upon the exercise of vested options granted under the 1997 Stock Plan, consisting of 52,000 shares at an exercise price of $33.13 per share and 23,333 shares at an exercise price of $30.53 per share. Also includes 1,680 Units. Also includes 65,064 shares of restricted Common Stock issued under the 1997 Stock Plan.

(12) Includes 14,700 shares that may be acquired by Mr. Draft upon the exercise of vested options granted under the 1997 Stock Plan at an exercise price of $30.53 per share. Also includes 49,625 shares of restricted Common Stock issued under the 1997 Stock Plan.

(13) Includes 6,934 shares that may be acquired by Mr. Cook upon the exercise of vested options granted under the 1997 Stock Plan at an exercise price of $30.53 per share. Also includes 24,987 shares of restricted Common Stock issued under the 1997 Stock Plan.

(14) Includes 30,000 shares in the aggregate that may be acquired by directors or executive officers upon the exercise of vested options granted under the 1994 Stock Plan, consisting of 15,000 shares at an exercise price of $23.50 per share and 15,000 shares at an exercise price of $18.25 per share. Also includes 494,300 shares in the aggregate that may be acquired by directors and executive officers upon the exercise of vested options granted under the 1997 Stock Plan, consisting of 20,000 shares at an exercise price of $30.50, 81,500 shares at an exercise price of $31.13, 20,000 shares at an exercise price of $27.69, 127,500 shares at an exercise price of $33.13, 40,000 shares at an exercise price of $30.00, 40,000 shares at an exercise price of $31.05, 40,000 shares at an exercise price of $33.15 and 125,300 shares at an exercise price of $30.53. Also includes 495,645 Units. Also includes 438,760 shares of restricted Common Stock issued under the 1997 Stock Plan.

PROPOSAL II

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The accounting firm of PricewaterhouseCoopers LLP (or its predecessor, Coopers & Lybrand L.L.P.) has served as the Company's independent auditors since the Company's formation in August 1993. On March 1, 2005, the Audit Committee of the Board of Directors appointed PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year. A representative of PricewaterhouseCoopers LLP will be present at the Annual Meeting, will be given the opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

AUDIT FEES

The aggregate fees billed by PricewaterhouseCoopers LLP in connection with the audit of the Company's 2004 financial statements, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting were approximately $1,608,539, including expenses. The aggregate fees billed by PricewaterhouseCoopers LLP in connection with the audit of the Company's 2003 financial statements were approximately $392,537, including expenses.

AUDIT-RELATED FEES

The aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services, including Rule 3-14 audit work, joint venture audits and an employee benefit plan audit, for 2004 were approximately $155,420, including expenses. The aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services, including joint venture audits, an employee benefit plan audit and Sarbanes-Oxley Act consultation, for 2003 were approximately $108,150, including expenses.

TAX FEES

Tax Compliance. The aggregate fees billed by PricewaterhouseCoopers LLP for tax compliance, including tax return preparation, in 2004 were approximately $260,713, including expenses. The aggregate fees billed by PricewaterhouseCoopers LLP for tax compliance, including tax return preparation, in 2003 were approximately $201,855, including expenses.

Tax Consulting. The aggregate fees billed by PricewaterhouseCoopers LLP for tax advice and tax planning services, including 1031 Exchange consultation, REIT compliance consultation, state audit consultation, transaction consultation, return of capital review and federal and state regulation consultation, in 2004 were approximately $178,158, including expenses. The aggregate fees billed by PricewaterhouseCoopers LLP for tax advice and tax planning services, including 1031 Exchange consultation, REIT compliance consultation, state audit consultation, transaction consultation, return of capital review and federal and state regulation consultation, in 2003 were approximately $175,054, including expenses.

ALL OTHER FEES

During fiscal 2004 and 2003, PricewaterhouseCoopers LLP did not provide any services to the Company other than those in the categories noted above.

PRE-APPROVAL OF SERVICES

The Audit Committee pre-approves all audit, audit-related, tax and other services proposed to be provided by the Company's independent registered public accounting firm. Consideration and approval of such services generally occur at the Audit Committee's regularly scheduled meetings. In situations where it is impractical to wait until the next regularly scheduled meeting, the Audit Committee has delegated the authority to approve the audit, audit-related, tax and other services to each of its individual members. Approvals of audit, audit-related, tax and other services pursuant to the above-described delegation of authority must be reported to the full Audit Committee at its next regularly scheduled meeting.

The Board of Directors recommends a vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal 2005.

OTHER MATTERS

SOLICITATION OF PROXIES

The cost of solicitation of proxies in the form enclosed herewith will be borne by the Company. In addition to the solicitation of proxies by mail, the directors, officers and employees of the Company may also solicit proxies personally or by telephone without additional compensation for such activities. The Company will also request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send proxy materials to and obtain proxies from such beneficial owners. The Company will reimburse such holders for their reasonable expenses.

STOCKHOLDER PROPOSALS

Stockholder proposals intended to be presented at the 2006 Annual Meeting of Stockholders must be received by the Secretary of the Company no later than December 12, 2005, in order to be considered for inclusion in the proxy statement and on the proxy card that will be solicited by the Board of Directors in connection with the 2006 Annual Meeting of Stockholders.

INCORPORATION BY REFERENCE

In the pages preceding this Proxy Statement is a Letter to Stockholders from the Company's President and Chief Executive Officer. In addition, appended to this Proxy Statement as Appendix A is the Company's 2004 Annual Report, which includes its consolidated financial statements and management's discussion and analysis of financial condition and results of operations, as well as certain other financial and other information required by the rules and regulations of the SEC. To the extent that this Proxy Statement is incorporated by reference into any other filing by the Company or its affiliates with the SEC under the Securities Act of 1933, as amended, or the Exchange Act, the information contained in the Letter to Stockholders, Appendix A, in the sections of this Proxy Statement entitled "Report of the Audit Committee" (to the extent permitted by the rules of the SEC), "Report of the Compensation Committee" and "Stock Performance Graph", and in statements in this Proxy Statement with respect to the independence of the Audit Committee (except as such statements specifically relate to the independence of such committee's financial expert) and regarding the Audit Committee Charter, will not be deemed incorporated, unless specifically provided otherwise, in such filing.

OTHER MATTERS

The Board of Directors does not know of any matters other than those described in this Proxy Statement that will be presented for action at the Annual Meeting. If other matters are presented, it is the intention of the persons named as proxies in the accompanying Proxy Card to vote in their discretion all shares represented by validly executed proxies.

REGARDLESS OF THE NUMBER OF SHARES YOU OWN, YOUR VOTE IS IMPORTANT TO THE COMPANY. PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD TODAY.

APPENDIX A

2004 ANNUAL REPORT

Table of Contents

SELECTED FINANCIAL DATA

The following sets forth selected financial and operating data for the Company on a historical consolidated basis. The following data should be read in conjunction with the financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Annual Report. The historical statements of operations and cash flows for the years ended December 31, 2003 and 2002, and the selected data below for 2001 and 2000 have been restated to correct the classification of income taxes. The historical statements of operations for the years ended December 31, 2004, 2003 and 2002 include the results of operations of the Company as derived from the Company's audited financial statements. The historical statements of operations for the years ended December 31, 2001 and 2000 include the results of operations of the Company as derived from the Company's audited financial statements except that management has made adjustments to correct the classification of income taxes. Also, the results of operations of properties sold are presented in discontinued operations if they met both of the following criteria: (a) the operations and cash flows of the property have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposition and (b) the Company will not have any significant involvement in the operations of the property after the disposal transaction. The adjustments made by management and the resulting adjusted balances were not audited. The historical balance sheet data and other data as of December 31, 2004, 2003, 2002, 2001 and 2000 include the balances of the Company as derived from the Company's audited financial statements.

		Restated			
	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00
		(In thousands, except per share and property data)			
Statement of Operations Data:					
Total Revenues	$ 319,732	$ 307,815	$ 285,870	$ 295,404	$ 304,965
Interest Income	3,632	2,416	2,378	2,790	5,489
Gain on Settlement of Interest Rate Protection Agreements	1,583	—	—	—	—
Property Expenses	(108,336)	(99,544)	(90,468)	(90,104)	(91,217)
General and Administrative Expense	(39,569)	(26,953)	(19,610)	(18,609)	(17,129)
Interest Expense	(99,245)	(95,456)	(90,387)	(82,580)	(83,925)
Amortization of Deferred Financing Costs	(1,931)	(1,764)	(1,925)	(1,809)	(1,750)
Depreciation and Other Amortization	(95,138)	(75,140)	(62,658)	(58,037)	(54,452)
Loss from Early Retirement from Debt(c)	(515)	(1,466)	(888)	(10,309)	—
Valuation Provision on Real Estate(a)	—	—	—	(9,500)	(2,900)
Benefit (Provision) for Income Tax	7,859	4,950	2,188	197	(341)
Equity in Income (Loss) of Joint Ventures	36,451	539	463	(791)	571
Minority Interest Allocable to Continuing Operations	(293)	562	352	520	(4,524)

	Year Ended 12/31/04	Restated Year Ended 12/31/03	Restated Year Ended 12/31/02	Restated Year Ended 12/31/01	Restated Year Ended 12/31/00
		(In thousands, except per share and property data)			
Income from Continuing Operations	24,230	15,959	25,315	27,172	54,787
Income from Discontinued Operations (Including Gain on Sale of Real Estate, Net of Income Taxes, of $79,811, $77,636 and $56,810 for the Year Ended December 31, 2004, 2003 and 2002, respectively), Net of Income Taxes(b)	88,680	101,266	98,530	48,123	45,652
Minority Interest Allocable to Discontinued Operations	(12,167)	(14,916)	(14,760)	(7,377)	(7,222)
Gain on Sale of Real Estate, Net of Income Taxes	11,431	13,445	13,082	64,304	29,296
Minority Interest Allocable to Gain on Sale of Real Estate	(1,568)	(1,981)	(1,959)	(9,858)	(4,635)
Net Income	110,606	113,773	120,208	122,364	117,878
Redemption of Preferred Stock	(7,959)	—	(3,707)	(4,577)	—
Preferred Stock Dividends	(14,488)	(20,176)	(23,432)	(30,001)	(32,844)
Net Income Available to Common Stockholders	$ 88,159	$ 93,597	$ 93,069	$ 87,786	$ 85,034
Income from Continuing Operations Available to Common Stockholders Per Weighted Average Common Share Outstanding:					
Basic	$ 0.29	$ 0.19	$ 0.24	$ 1.21	$ 1.22
Diluted	$ 0.28	$ 0.19	$ 0.24	$ 1.20	$ 1.21
Net Income Available to Common Stockholders Per Weighted Average Common Share Outstanding:					
Basic	$ 2.17	$ 2.43	$ 2.39	$ 2.26	$ 2.23
Diluted	$ 2.16	$ 2.42	$ 2.38	$ 2.24	$ 2.21
Distributions Per Share	$ 2.7500	$ 2.7400	$ 2.7250	$ 2.6525	$ 2.5175
Weighted Average Number of Common Shares Outstanding:					
Basic	40,557	38,542	38,927	38,841	38,154
Diluted	40,888	38,663	39,165	39,150	38,446
Net Income	$ 110,606	$ 113,773	$ 120,208	$ 122,364	$ 117,878
Other Comprehensive Income (Loss):					
Cumulative Transition Adjustment	—	—	—	(14,920)	—

	Year Ended 12/31/04	Restated Year Ended 12/31/03	Restated Year Ended 12/31/02	Restated Year Ended 12/31/01	Restated Year Ended 12/31/00
		(In thousands, except per share and property data)			
Settlement of Interest Rate Protection Agreements	6,816	—	1,772	(191)	—
Mark-to-Market of Interest Rate Protection Agreements and Interest Rate Swap Agreements	106	251	(126)	(231)	—
Write-off of Unamortized Interest Rate Protection Agreements Due to Early Retirement of Debt	—	—	—	2,156	—
Amortization of Interest Rate Protection Agreements	(512)	198	176	805	—
Comprehensive Income	$ 117,016	$ 114,222	$ 122,030	$ 109,983	$ 117,878
Balance Sheet Data (End of Period):					
Real Estate, Before Accumulated Depreciation	$ 2,856,474	$ 2,738,034	$ 2,697,269	$ 2,714,927	$ 2,440,810
Real Estate, After Accumulated Depreciation	2,478,091	2,388,782	2,388,781	2,438,107	2,221,109
Real Estate Held for Sale, Net	52,790	—	7,040	30,750	236,422
Total Assets	2,713,193	2,648,023	2,629,973	2,621,400	2,618,493
Mortgage Loans Payable, Net, Unsecured Lines of Credit and Senior Unsecured Debt, Net	1,574,929	1,453,798	1,442,149	1,318,450	1,221,356
Total Liabilities	1,710,766	1,591,732	1,575,586	1,447,361	1,373,288
Stockholders' Equity	845,494	889,173	882,326	995,597	1,058,372
Other Data:					
Cash Flow From Operating Activities	$ 77,657	$ 103,156	$ 132,838	$ 147,134	$ 160,241
Cash Flow From Investing Activities	9,992	29,037	33,350	(38,804)	(87,300)
Cash Flow From Financing Activities	(83,546)	(131,372)	(166,188)	(116,061)	(67,819)
Total In-Service Properties	827	834	908	918	969
Total In-Service GLA, in Square Feet	61,670,735	57,925,466	59,979,894	64,002,809	68,242,713
In-Service Occupancy Percentage	90%	88%	90%	91%	95%

(a) Represents a valuation provision on real estate relating to certain properties located in Columbus, Ohio, Des Moines, Iowa, Grand Rapids, Michigan and Indianapolis, Indiana.

(b) On January 1, 2002, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" ("FAS 144"). FAS 144 addresses financial accounting and reporting for the disposal of long lived assets. FAS 144 requires that the results of operations and gains or losses on the sale of property be presented in discontinued operations if both of the following criteria are met: (a) the operations and cash flows of the property have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposal transaction and (b) the Company will not have any significant continuing involvement in the operations of the property after the disposal transaction. FAS 144 also requires prior period results of operations for these properties to be restated and presented in discontinued operations in prior consolidated statements of operations.

(c) In 2004, the Company paid off and retired a certain mortgage loan. The Company recorded a loss from the early retirement of debt in 2004 of approximately $.5 million, which is comprised of the write-off of unamortized deferred financing costs and prepayment penalties. In 2003, the Company paid off and retired a certain mortgage loan. The Company recorded a loss from the early retirement of debt in 2003 of approximately $1.5 million, which is comprised of the write-off of unamortized deferred financing costs. In 2002, the Company paid off and retired certain senior unsecured debt. The Company recorded a loss from the early retirement of debt of approximately $.9 million which is comprised of the amount paid above the carrying amount of the senior unsecured debt, the write-off of pro rata unamortized deferred financing costs and legal costs. In 2001, the Company paid off and retired certain mortgage loans and certain senior unsecured debt. The Company recorded a loss from the early retirement of debt of approximately $10.3 million which is comprised of the amount paid above the carrying amount of the senior unsecured debt, the write-off of unamortized deferred financing costs, the write-off of the unamortized portion of an interest rate protection agreement which was used to fix the interest rate on the senior unsecured debt prior to issuance, the settlement of an interest rate protection agreement used to fix the retirement price of the senior unsecured debt, prepayment fees, legal costs and other expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with "Selected Financial Data" and the historical Consolidated Financial Statements and Notes thereto appearing elsewhere in this Annual Report.

In addition, the following discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of complying with those safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse affect on the operations and future prospects of the Company on a consolidated basis include, but are not limited to, changes in: economic conditions generally and the real estate market specifically, legislative/regulatory changes (including changes to laws governing the taxation of real estate investment trusts), availability of financing, interest rate levels, competition, supply and demand for industrial properties in the Company's current and proposed market areas, potential environmental liabilities, slippage in development or lease-up schedules, tenant credit risks, higher-than-expected costs and changes in general accounting principles, policies and guidelines applicable to real estate investment trusts. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included herein and in the Company's other filings with the Securities and Exchange Commission.

First Industrial Realty Trust, Inc. was organized in the state of Maryland on August 10, 1993. First Industrial Realty Trust, Inc. is a real estate investment trust ("REIT"), as defined in the Internal Revenue Code (the "Code"). First Industrial Realty Trust, Inc. (together with its consolidated subsidiaries, the "Company") began operations on July 1, 1994. The Company's interests in its properties and land parcels are held through (i) partnerships controlled by the Company, including First Industrial, L.P. (the "Operating Partnership"), of which the Company is the sole general partner, as well as, among others, First Industrial Financing Partnership, L.P., First Industrial Securities, L.P., First Industrial Mortgage Partnership, L.P. (the "Mortgage Partnership"), First Industrial Pennsylvania, L.P., First Industrial Harrisburg, L.P., First Industrial Indianapolis, L.P., FI Development Services, L.P. and TK-SV, LTD., each of which the sole general partner is a wholly-owned subsidiary of the Company and the sole limited partner is the Operating Partnership; (ii) limited liability companies, of which the Operating Partnership is the sole member; and (iii) First Industrial Development Services, Inc., of which the Operating Partnership is the sole stockholder, all of whose operating data is consolidated with that of the Company as presented herein. The Company, through separate, wholly-owned limited liability companies of which the Operating Partnership is the sole member, also owns minority equity interests in, and provides asset and property management services to, two joint ventures which invest in industrial properties (the "September 1998 Joint Venture" and the "May 2003 Joint Venture"). The Company, through a separate, wholly-owned limited liability company of which the Operating Partnership is also the sole member, also owned a minority interest in and provided property management services to a third joint venture which invested in industrial properties (the "December 2001 Joint Venture"; together with the September 1998 Joint Venture and the May 2003 Joint Venture, the "Joint Ventures"). During the year ended December 31, 2004, the December 2001 Joint Venture sold all of its industrial properties. The operating data of the Joint Ventures is not consolidated with that of the Company as presented herein.

Management believes the Company's financial condition and results of operations are, primarily, a function of the Company's performance in four key areas: leasing of industrial properties, acquisition and development of additional industrial properties, redeployment of internal capital and access to external capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company generates revenue primarily from rental income and tenant recoveries from the lease of industrial properties under long-term (generally three to six years) operating leases. Such revenue is offset by certain property specific operating expenses, such as real estate taxes, repairs and maintenance, property management, utilities and insurance expenses, along with certain other costs and expenses, such as depreciation and amortization costs and general and administrative and interest expenses. The Company's revenue growth is dependent, in part, on its ability to (i) increase rental income, through increasing either or both occupancy rates and rental rates at the Company's properties, (ii) maximize tenant recoveries and (iii) minimize operating and certain other expenses. Revenues generated from rental income and tenant recoveries are a significant source of funds, in addition to income generated from gains/losses on the sale of the Company's properties (as discussed below), for the Company's distributions. The leasing of property, in general, and occupancy rates, rental rates, operating expenses and certain non-operating expenses, in particular, are impacted, variously, by property specific, market specific, general economic and other conditions, many of which are beyond the control of the Company. The leasing of property also entails various risks, including the risk of tenant default. If the Company were unable to maintain or increase occupancy rates and rental rates at the Company's properties or to maintain tenant recoveries and operating and certain other expenses consistent with historical levels and proportions, the Company's revenue growth would be limited. Further, if a significant number of the Company's tenants were unable to pay rent (including tenant recoveries) or if the Company were unable to rent its properties on favorable terms, the Company's financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, the Company's common stock would be adversely affected.

The Company's revenue growth is also dependent, in part, on its ability to acquire existing, and acquire and develop new, additional industrial properties on favorable terms. The Company continually seeks to acquire existing industrial properties on favorable terms, and, when conditions permit, also seeks to acquire and develop new industrial properties on favorable terms. Existing properties, as they are acquired, and acquired and developed properties, as they lease-up, generate revenue from rental income and tenant recoveries, income from which, as discussed above, is a source of funds for the Company's distributions. The acquisition and development of properties is impacted, variously, by property specific, market specific, general economic and other conditions, many of which are beyond the control of the Company. The acquisition and development of properties also entails various risks, including the risk that the Company's investments may not perform as expected. For example, acquired existing and acquired and developed new properties may not sustain and/or achieve anticipated occupancy and rental rate levels. With respect to acquired and developed new properties, the Company may not be able to complete construction on schedule or within budget, resulting in increased debt service expense and construction costs and delays in leasing the properties. Also, the Company faces significant competition for attractive acquisition and development opportunities from other well-capitalized real estate investors, including both publicly-traded real estate investment trusts and private investors. Further, as discussed below, the Company may not be able to finance the acquisition and development opportunities it identifies. If the Company were unable to acquire and develop sufficient additional properties on favorable terms, or if such investments did not perform as expected, the Company's revenue growth would be limited and its financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, the Company's common stock would be adversely affected.

The Company also generates income from the sale of properties (including existing buildings, buildings which the Company has developed or re-developed on a merchant basis, and land). The Company is continually engaged in, and its income growth is dependent in part on, systematically redeploying its capital from properties and other assets with lower yield potential into properties and other assets with higher yield potential. As part of that process, the Company sells, on an ongoing basis, select stabilized properties or properties offering lower potential returns relative to their market value. The gain/loss on the sale of such properties is included in the Company's income and is a significant source of funds, in addition to revenues generated from rental income and tenant recoveries, for the Company's distributions. Also, a significant portion of the proceeds from such sales is used to fund the acquisition of existing, and the acquisition and development of new, industrial properties. The sale of properties is impacted, variously, by property specific, market specific, general economic and other conditions, many of which are beyond the control of the Company. The sale of properties also entails various risks, including competition from other sellers and the availability of attractive financing for potential buyers of the Company's properties. Further, the Company's ability to sell properties is limited by safe harbor rules applying to REITs under the Code which relate to the number of properties that may be disposed of in a year, their tax bases and the cost of improvements made to the properties, along with other tests which enable a REIT to avoid punitive taxation on the sale of assets. If the Company were unable to sell properties on favorable terms, the Company's income growth would be limited and its financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, the Company's common stock would be adversely affected.

Currently, the Company utilizes a portion of the net sales proceeds from property sales, borrowings under its $300 million unsecured line of credit (the "Unsecured Line of Credit") and proceeds from the issuance, when and as warranted, of additional equity securities to finance acquisitions and developments. Access to external capital on favorable terms plays a key role in the Company's financial condition and results of operations, as it impacts the Company's cost of capital and its ability and cost to refinance existing indebtedness as it matures and to fund acquisitions and developments through the issuance, when and as warranted, of additional equity securities. The Company's ability to access external capital on favorable terms is dependent on various factors, including general market conditions, interest rates, credit ratings on the Company's capital stock and debt, the market's perception of the Company's growth potential, the Company's current and potential future earnings and cash distributions and the market price of the Company's capital stock. If the Company were unable to access external capital on favorable terms, the Company's financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, the Company's common stock would be adversely affected.

In the consolidated statements of operations for the years ended December 31, 2003 and 2002 presented in its Form 8-K filed July 30, 2004, the Company allocated its entire tax provision/benefit to income from discontinued operations. The Company has determined that its tax provision/benefit should be allocated between income from continuing operations, income from discontinued operations and gain on sale of real estate. The Company has restated its consolidated statements of operations and cash flows for the years ended December 31, 2003 and 2002 to reflect this new allocation in this Annual Report.

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are described in more detail in Note 3 to the Consolidated Financial Statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

- The Company maintains an allowance for doubtful accounts which is based on estimates of potential losses which could result from the inability of the Company's tenants to satisfy outstanding billings with the Company. The allowance for doubtful accounts is an estimate based on the Company's assessment of the creditworthiness of its tenants.

- Properties are classified as held for sale when the Company has entered into a binding contract to sell such properties. When properties are classified as held for sale, the Company ceases depreciating the properties and estimates the values of such properties and measures them at the lower of depreciated cost or fair value, less costs to dispose. If circumstances arise that were previously considered unlikely, and, as a result, the Company decides not to sell a property previously classified as held for sale, the Company will reclassify such property as held and used. The Company estimates the value of such property and measures it at the lower of its carrying amount (adjusted for any depreciation and amortization expense that would have been recognized had the property been continuously classified as held and used) or fair value at the date of the subsequent decision not to sell. Fair value is determined by deducting from the contract price of the property the estimated costs to close the sale.

- The Company reviews its properties on a quarterly basis for possible impairment and provides a provision if impairments are determined. The Company utilizes the guidelines established under Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("FAS") No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" ("FAS 144") to determine if impairment conditions exist. The Company reviews the expected undiscounted cash flows of each property to determine if there are any indications of impairment. If the expected undiscounted cash flows of a particular property are less than the net book basis of the property, the Company will recognize an impairment charge equal to the amount of carrying value of the property that exceeds the fair value of the property. Fair value is determined by discounting the future expected cash flows of the property. The calculation of the fair value involves subjective assumptions such as estimated occupancy, rental rates, ultimate residual value and the discount rate used to present value the cash flows.

- The Company is engaged in the acquisition of individual properties as well as multi-property portfolios. In accordance with FASB Statement of Financial Accounting Standards No. 141, "Business Combinations" ("FAS 141"), the Company is required to allocate purchase price between land, building, tenant improvements, leasing commissions, intangible assets and above and below market leases. Above-market and below-market lease values for acquired properties are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rents for each corresponding in-place lease. Acquired above and below market leases are amortized over the remaining non-cancelable terms of the respective leases as an adjustment to rental income. The Company also must allocate purchase price on multi-property portfolios to individual properties. The allocation of purchase price is based on the Company's assessment of various characteristics of the markets where the property is located and the expected cash flows of the property.

RESULTS OF OPERATIONS

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003

The Company's net income available to common stockholders was $88.2 million and $93.6 million for the years ended December 31, 2004 and 2003, respectively. Basic and diluted net income available to common stockholders were $2.17 and $2.16 per share, respectively, for the year ended December 31, 2004, and $2.43 and $2.42 per share, respectively, for the year ended December 31, 2003.

The tables below summarize the Company's revenues, property expenses and depreciation and other amortization by various categories for the years ended December 31, 2004 and December 31, 2003. Same store properties are in-service properties owned prior to January 1, 2003. Acquired properties are properties that were acquired subsequent to December 31, 2002. Sold properties are properties that were sold subsequent to December 31, 2002. Properties that are not in service are properties that are under construction that have not reached stabilized occupancy or were placed in service after December 31, 2002 or acquisitions acquired prior to January 1, 2003 that were not placed in service as of December 31, 2002. These properties are placed in service as they reach stabilized occupancy (generally defined as properties that are 90% leased). Other revenues are derived from the operations of the Company's maintenance company, fees earned from the Company's joint ventures, fees earned for developing properties for third parties and other miscellaneous revenues. Other expenses are derived from the operations of the Company's maintenance company and other miscellaneous regional expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company's future financial condition and results of operations, including rental revenues, may be impacted by the future acquisition and sale of properties. The Company's future revenues and expenses may vary materially from historical rates.

At December 31, 2004 and 2003, the occupancy rates of the Company's same store properties were 88.6% and 87.8%, respectively.

	2004	2003	$ Change	% Change
		($ in 000's)		
REVENUES				
Same Store Properties	$253,710	$268,270	$(14,560)	(5.4)%
Acquired Properties	43,864	10,178	33,686	331.0%
Sold Properties	20,512	57,588	(37,076)	(64.4)%
Properties Not In-service	16,178	16,375	(197)	(1.2)%
Other	8,849	9,148	(299)	(3.3)%
	343,113	361,559	(18,446)	(5.1)%
Discontinued Operations	(23,381)	(53,744)	30,363	(56.5)%
Total Revenues	$319,732	$307,815	$ 11,917	3.9%

Revenues from same store properties decreased $14.6 million due primarily to a $10.7 million lease termination fee the Company received in the first quarter 2003. Revenues from acquired properties increased $33.7 million due to the 143 industrial properties totaling approximately 15.9 million square feet of GLA acquired subsequent to December 31, 2002. Revenues from sold properties decreased $37.1 million due to the 227 industrial properties totaling approximately 14.8 million square feet of GLA sold subsequent to December 31, 2002.

	2004	2003	$ Change	% Change
		($ in 000's)		
PROPERTY EXPENSES				
Same Store Properties	$ 82,008	$ 85,141	$ (3,133)	(3.7)%
Acquired Properties	13,036	3,083	9,953	322.8%
Sold Properties	6,612	18,256	(11,644)	(63.8)%
Properties Not In-service	7,584	5,956	1,628	27.3%
Other	6,510	4,427	2,083	47.1%
	115,750	116,863	(1,113)	(1.0)%
Discontinued Operations	(7,414)	(17,319)	9,905	(57.2)%
Total Property Expenses	$108,336	$ 99,544	$ 8,792	8.8%

Property expenses include real estate taxes, repairs and maintenance, property management, utilities, insurance and other property related expenses. Property expenses from same store properties decreased by approximately $3.1 million due primarily to a decrease in bad debt expense. Property expenses from acquired properties increased by $10.0 million due to properties acquired subsequent to December 31, 2002. Property expenses from sold properties decreased by $11.6 million due to properties sold subsequent to December 31, 2002. Property expenses from properties not in-service increased $1.6 million due primarily to an increase in bad debt expense. Other expense increased $2.1 million due primarily to increases in compensation.

General and administrative expense increased by approximately $12.6 million, or 46.8%, due primarily to increases in employee incentive compensation and an increase in outside professional services fees.

Amortization of deferred financing costs remained relatively unchanged.

	2004	2003	$ Change	% Change
		($ in 000's)		
DEPRECIATION and OTHER AMORTIZATION				
Same Store Properties	$70,484	$65,433	$ 5,051	7.7%
Acquired Properties	16,398	3,839	12,559	327.1%
Sold Properties	4,523	11,886	(7,363)	(61.9)%
Properties Not In-service and Other	7,861	4,187	3,674	87.7%
Corporate Furniture, Fixtures and Equipment	1,280	1,236	44	3.6%
	100,546	86,581	13,965	16.1%
Discontinued Operations	(5,408)	(11,441)	6,033	(52.7)%
Total Depreciation and Other Amortization	$95,138	$75,140	$19,998	26.6%

The increase in depreciation and other amortization for the same store properties is primarily due to a net increase in leasing commissions and, building and tenant improvements paid in 2004 and 2003. Depreciation and other amortization from acquired properties increased by $12.6 million due to properties acquired subsequent to December 31, 2002. Depreciation and other amortization from sold properties decreased by $7.4 million due to properties sold subsequent to December 31, 2002. Depreciation and other amortization for properties not in-service and other increased by $3.7 million due primarily to depreciation expense being recognized in 2004 for developments that were substantially completed.

Interest income increased by approximately $1.2 million due primarily to an increase in the average mortgage loans receivable outstanding during the year ended December 31, 2004, as compared to the year ended December 31, 2003, as well as an increase in the average restricted cash balance for the year ended December 31, 2004, as compared to the year ended December 31, 2003.

In March 2004, the Company, through the Operating Partnership, entered into an interest rate protection agreement which fixed the interest rate on a forecasted offering of unsecured debt which it designated as a cash flow hedge. This interest rate protection agreement had a notional value of $73.5 million, was effective from August 15, 2004 through August 15, 2009, and fixed the LIBOR rate at 3.326%. In May 2004, the Company reduced the projected amount of the future debt offering and settled $24.5 million of this interest rate protection agreement for proceeds in the amount of $1.5 million which is recognized in net income for the year ended December 31, 2004.

In November 2004, the Company settled an interest rate protection agreement for $.3 million that had been designated as a cash flow hedge of $50.0 million of a forecasted debt issuance. Hedge ineffectiveness in the amount of $.1 million, due to a mismatch in dates, was recognized in net income. The remaining $.2 million is included in other comprehensive income and will be amortized over the term of the forecasted debt issuance. In the event that the issuance of $50.0 million of debt is not issued by December 10, 2005, the balance in other comprehensive income will be reclassified into net income.

Interest expense increased by approximately $3.8 million due primarily to an increase in the weighted average debt balance outstanding for the year ended December 31, 2004 ($1,522.9 million) as compared to the year ended December 31, 2003 ($1,455.8 million). This was partially offset by a decrease in the weighted average interest rate for the year ended December 31, 2004 (6.60%) as compared to the year ended December 31, 2003 (6.61%), and an increase in capitalized interest for the year ended December 31, 2004 due to an increase in development activities.

The loss on early retirement of debt of approximately $.5 million for the year ended December 31, 2004 is comprised of the write-off of unamortized deferred financing costs and a prepayment penalty related to the early pay off and retirement of the Acquisition Mortgage Loan XI (defined hereafter). The loss on early retirement of debt of approximately $1.5 million for the year ended December 31, 2003 is comprised of the write-off of unamortized deferred financing costs related to the early pay off and retirement of the 1995 Mortgage Loan (defined hereafter).

Income tax benefit increased by $2.9 million due primarily to an increase in general and administrative expense ("G&A") due to additional G&A costs incurred in 2004 compared to 2003 associated with additional investment activity in the Company's taxable REIT subsidiary.

Equity in income of joint ventures increased by approximately $35.9 million due primarily to the Company's allocation of gain from the sale of all of the properties in the December 2001 Joint Venture and the Company's recognition of the deferred gain on it's initial sale of 30 of the 36 properties to the December 2001 Joint Venture.

The $11.4 million gain on sale of real estate (net of income taxes) for the year ended December 31, 2004 resulted from the sale of five industrial properties and several land parcels that do not meet the criteria established by FAS 144 for inclusion in discontinued operations. The $13.4 million gain on sale of real estate (net of income taxes) for the year ended December 31, 2003 resulted from the sale of 10 industrial properties and several land parcels that do not meet the criteria established by FAS 144 for inclusion in discontinued operations.

The following table summarizes certain information regarding the industrial properties included in discontinued operations by the Company for the year ended December 31, 2004 and December 31, 2003.

	Year Ended December 31,	
		Restated
	2004	2003
	($ in 000's)	
Total Revenues	$23,381	$ 53,744
Operating Expenses	(7,414)	(17,319)
Depreciation and Amortization	(5,408)	(11,441)
Provision for Income Taxes	(1,690)	(1,354)
Gain on Sale of Real Estate, Net of Income Taxes	79,811	77,636
Income from Discontinued Operations	$88,680	$101,266

Income from discontinued operations (net of income taxes) for the year ended December 31, 2004 reflects the results of operations and gain on sale of real estate of $79.8 million relating to 92 industrial properties that were sold during the year ended December 31, 2004 and the results of operations of nine properties that were identified as held for sale at December 31, 2004.

Income from discontinued operations (net of income taxes) for the year ended December 31, 2003 reflects the results of operations of industrial properties that were sold during the year ended December 31, 2004, nine properties that were identified as held for sale at December 31, 2004, industrial properties that were sold during the year ended December 31, 2003, as well as the gain on sale of real estate of $77.6 million from the 120 industrial properties which were sold during the year ended December 31, 2003.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

The Company's net income available to common stockholders was $93.6 million and $93.1 million for the years ended December 31, 2003 and 2002, respectively. Basic and diluted net income available to common stockholders were $2.43 and $2.42 per share, respectively, for the year ended December 31, 2003, and $2.39 and $2.38 per share, respectively, for the year ended December 31, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The tables below summarize the Company's revenues, property expenses and depreciation and other amortization by various categories. Same store properties are in-service properties owned prior to January 1, 2002. Acquired properties are properties that were acquired subsequent to December 31, 2001. Sold properties are properties that were sold subsequent to December 31, 2001. Properties that are not in service are properties that are under construction that have not reached stabilized occupancy or were placed in service after December 31, 2001 or acquisitions acquired prior to January 1, 2002 that were not placed in service as of December 31, 2001. These properties are placed in service as they reach stabilized occupancy (generally defined as properties that are 90% leased). Other revenues are derived from the operations of the Company's maintenance company, fees earned from the Company's joint ventures, fees earned for developing properties for third parties and other miscellaneous revenues. Other expenses are derived from the operations of the Company's maintenance company and other miscellaneous regional expenses.

The Company's future financial condition and results of operations, including rental revenues, may be impacted by the acquisition and sale of properties. The Company's future revenues and expenses may vary materially from historical rates.

At December 31, 2003 and 2002, the occupancy rates of the Company's same store properties were 87.0% and 88.6%, respectively.

	2003	2002	$ Change	% Change
		($ in 000's)		
REVENUES				
Same Store Properties	$269,246	$272,991	$(3,745)	(1.4)%
Acquired Properties	44,119	15,627	28,492	182.3%
Sold Properties	24,480	64,741	(40,261)	(62.2)%
Properties Not In-service	14,045	7,697	6,348	82.5%
Other	9,669	8,167	1,502	18.4%
	361,559	369,223	(7,664)	(2.1)%
Discontinued Operations	(53,744)	(83,353)	29,609	(35.5)%
Total Revenues	$307,815	$285,870	$21,945	7.7%

Revenues from same store properties decreased $3.7 million due primarily to a decrease in occupancy and rental rates on new leases. Revenues from acquired properties increased $28.5 million due to the 154 industrial properties totaling approximately 12.3 million square feet of GLA acquired during 2003 and 2002. Revenues from sold properties decreased $40.3 million due to the 244 industrial properties totaling approximately 19.3 million square feet of GLA sold during 2003 and 2002. Revenues for properties not in service increased

$6.3 million due to an increase in occupancy on developments that were substantially completed in 2003 and 2002. Revenues from other properties increased $1.5 million due to an increase in assignment fees.

	2003	2002	$ Change	% Change
		($ in 000's)		
PROPERTY EXPENSES				
Same Store Properties	$ 85,585	$ 83,673	$ 1,912	2.3%
Acquired Properties	12,469	3,782	8,687	229.7%
Sold Properties	8,226	20,318	(12,092)	(59.5)%
Properties Not In-service	5,577	3,404	2,173	63.8%
Other	5,006	3,858	1,148	29.8%
	116,863	115,035	1,828	1.6%
Discontinued Operations	(17,319)	(24,567)	7,248	(29.5)%
Total Property Expenses	$ 99,544	$ 90,468	$ 9,076	10.0%

Property expenses include real estate taxes, repairs and maintenance, property management, utilities, insurance and other property related expenses. The increase in property expenses from same store properties is due primarily to an increase in repairs and maintenance expense, utilities expense and insurance expense, partially offset by a decrease in real estate tax expense. Due to a harsh winter in many of the Company's markets in 2003, the Company experienced an increase in repairs and maintenance due primarily to an increase in snow removal, as well as an increase in utilities expense due to an increase in utility usage and utility rates. The increase in insurance expense is due primarily to an increase in insurance premiums. The decrease in real estate tax expense is due to a decrease in real estate taxes in certain of the Company's markets. Property expenses from acquired properties increased by $8.7 million due to properties acquired subsequent to December 31, 2001. Property expenses from sold properties decreased by $12.1 million due to properties sold subsequent to December 31, 2001. Property expenses from properties not in service increased $2.2 million due to an increase in real estate taxes. Property expenses from other properties increased $1.1 million due to an increase in maintenance expenses.

General and administrative expense increased by approximately $7.3 million due primarily to increases in employee compensation and additional employees in 2003, as well as an increase in the Company's state tax provision, marketing and promotional expense and costs related to unsuccessful acquisitions and dispositions.

Amortization of deferred financing costs remained relatively unchanged.

	2003	2002	$ Change	% Change
		($ in 000's)		
DEPRECIATION and OTHER AMORTIZATION				
Same Store Properties	$ 66,822	$ 61,550	$ 5,272	8.6%
Acquired Properties	8,271	2,510	5,761	229.5%
Sold Properties	4,700	11,882	(7,182)	(60.4)%
Properties Not In-service and Other	5,550	1,454	4,096	281.7%
Corporate Furniture, Fixtures and Equipment	1,238	1,381	(143)	(10.4)%
	86,581	78,777	7,804	9.9%
Discontinued Operations	(11,441)	(16,119)	4,678	(29.0)%
Total Depreciation and Other Amortization	$ 75,140	$ 62,658	$12,482	19.9%

The increase in depreciation and other amortization for the same store properties is primarily due to a net increase in leasing commissions and tenant improvements paid in 2003 and 2002. Depreciation and other amortization from acquired properties increased by $5.8 million due to properties acquired subsequent to December 31, 2001. Depreciation and other amortization from sold properties decreased by $7.2 million due to properties sold subsequent to December 31, 2001. Depreciation and other amortization from properties not in service and other increased by $4.1 million due to primarily to depreciation expense being recognized in 2003 for developments that were substantially completed.

Interest income remained relatively unchanged.

Interest expense increased by approximately $5.1 million due primarily to an increase in the weighted average debt balance outstanding for the year ended December 31, 2003 ($1,455.8 million) as compared to the year ended December 31, 2002 ($1,433.0 million) and a decrease in capitalized interest for the year ended December 31, 2003 due to a decrease in development activities. This was partially offset by a decrease in the weighted average interest rate for the year ended December 31, 2003 (6.61%) as compared to the year ended December 31, 2002 (6.85%).

The loss on early retirement of debt of approximately $1.5 million for the year ended December 31, 2003 is comprised of the write-off of unamortized deferred financing costs related to the early pay off and retirement of a certain mortgage loan. The approximate $.9 million loss on early retirement of debt for the year ended December 31, 2002 is due to the early retirement of senior unsecured debt. The loss is comprised of the amount paid above the carrying amount of the senior unsecured debt, the write-off of pro rata unamortized deferred financing costs and legal costs.

Income tax benefit increased by $2.8 million due primarily to an increase in interest expense in 2003 compared to 2002 due to a decrease in capitalized interest in 2003 compared to 2002 due to a decrease in development activities.

Equity in income of joint ventures remained relatively unchanged.

The $13.4 million gain on sale of real estate (net of income taxes) for the year ended December 31, 2003 resulted from the sale of 10 industrial properties and several land parcels that do not meet the criteria established by FAS 144 for inclusion in discontinued operations. The $13.1 million gain on sale of real estate (net of income taxes) for the year ended December 31, 2002 resulted from the sale of 28 industrial properties and several land parcels that do not meet the criteria established by FAS 144 for inclusion in discontinued operations.

	Year Ended December 31, Restated	
	2003	2002
	($ in 000's)	
Total Revenues	$ 53,744	$ 83,353
Operating Expenses	(17,319)	(24,567)
Depreciation and Amortization	(11,441)	(16,119)
Provision for Income Taxes	(1,354)	(947)
Gain on Sale of Real Estate, Net of Income Taxes	77,636	56,810
Income from Discontinued Operations	$101,266	$ 98,530

Income from discontinued operations (net of income taxes) for the year ended December 31, 2003 reflects the results of operations of industrial properties that were sold during the year ended December 31, 2004, nine properties identified as held for sale at December 31, 2004, industrial properties that were sold during the year ended December 31, 2003, as well as the gain on sale of real estate of $77.6 million from the 120 industrial properties which were sold during the year ended December 31, 2003.

Income from discontinued operations (net of income taxes) for the year ended December 31, 2002 reflects the results of operations of industrial properties that were sold during the year ended December 31, 2004, nine properties identified as held for sale at December 31, 2004, industrial properties that were sold during the year ended December 31, 2003 and industrial properties that were sold during the year ended December 31, 2002, as well as the gain on sale of real estate of $56.8 million from the 86 industrial properties which were sold during the year ended December 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, the Company's cash and cash equivalents, as well as restricted cash, was approximately $5.0 million. Restricted cash is comprised of gross proceeds from the sales of certain industrial properties. These sales proceeds will be disbursed as the Company exchanges industrial properties under Section 1031 of the Internal Revenue Code.

The Company has considered its short-term (one year or less) liquidity needs and the adequacy of its estimated cash flow from operations and other expected liquidity sources to meet these needs. The Company's 6.9% Notes due in 2005, in the aggregate principal amount of $50 million are due on November 21, 2005 (the "2005 Notes"). The Company expects to satisfy the maturity of the 2005 Notes with the issuance of additional debt. With the exception of the 2005 Notes, the Company believes that its principal short-term liquidity needs are to fund normal recurring expenses, debt service requirements and the minimum distribution required to maintain the Company's REIT qualification under the Internal Revenue Code. The Company anticipates that these needs will be met with cash flows provided by operating activities.

The Company expects to meet long-term (greater than one year) liquidity requirements such as property acquisitions, developments, scheduled debt maturities, major renovations, expansions and other nonrecurring capital improvements through the disposition of select assets, the issuance of long-term unsecured indebtedness and the issuance of additional equity securities. As of December 31, 2004 and March 23, 2005, $464.7 million of common stock, preferred stock and depositary shares and approximately $500.0 million of debt securities were registered and unissued under the Securities Act of 1933, as amended. The Company also may finance the development or acquisition of additional properties through borrowings under the Unsecured Line of Credit. At December 31, 2004, borrowings under the Unsecured Line of Credit bore interest at a weighted average interest rate of 3.518%. The Unsecured Line of Credit bears interest at a floating rate of LIBOR plus .70% or the Prime Rate, at the Company's election. As of March 23, 2005, the Company had approximately $98.3 million available in additional borrowings under the Unsecured Line of Credit. The Unsecured Line of Credit contains certain financial covenants relating to debt service coverage, market value net worth, dividend payout ratio and total funded indebtedness. The Company's access to borrowings may be limited if it fails to meet any of these covenants. Also, the Company's borrowing rate on its Unsecured Line of Credit may increase in the event of a downgrade on the Company's unsecured notes by the rating agencies.

The Company currently has credit ratings from Standard & Poor's, Moody's and Fitch Ratings of BBB/Baa2/BBB, respectively. The Company's goal is to maintain its existing credit ratings. In the event of a downgrade, management believes the Company would continue to have access to sufficient capital; however, the Company's cost of borrowing would increase and its ability to access certain financial markets may be limited.

Year Ended December 31, 2004

Net cash provided by operating activities of approximately $77.7 million for the year ended December 31, 2004 was comprised primarily of net income before minority interest of approximately $124.6 million and by adjustments for non-cash items of approximately $8.3 million, offset by the net change in operating assets and liabilities of approximately $55.2 million. The adjustments for the non-cash items of approximately $8.3 million are primarily comprised of depreciation and amortization of approximately $107.2 million and a loss on the early retirement of debt of approximately $.5 million, offset by the gain on sale of real estate of approximately $91.2 million, the effect of the straight-lining of rental income of approximately $6.8 million and a decrease of the bad debt provision of approximately $1.4 million.

Net cash provided by investing activities of approximately $10.0 million for the year ended December 31, 2004 was comprised primarily of the net proceeds from the sale of real estate, the repayment, including the sale, of mortgage loans receivable, a decrease in restricted cash that is held by an intermediary for Section 1031 exchange purposes, and distributions from two of the Company's industrial real estate joint ventures, partially offset by the acquisition of real estate, development of real estate, capital expenditures related to the expansion and improvement of existing real estate and contributions to, and investments in, one of the Company's industrial real estate joint ventures.

During the year ended December 31, 2004, the Company acquired 79 industrial properties comprising approximately 9.2 million square feet of GLA and several land parcels. The purchase price of these acquisitions totaled approximately $402.4 million, excluding costs incurred in conjunction with the acquisition of the industrial properties and land parcels. The Company also substantially completed the development of 11 industrial properties comprising approximately 2.3 million square feet of GLA at an estimated cost of approximately $80.2 million.

The Company, through wholly-owned limited liability companies in which the Operating Partnership is the sole member, contributed approximately $3.7 million to, and received distributions of approximately $50.5 million from, the Company's industrial real estate joint ventures. As of December 31, 2004, the Company's industrial real estate joint ventures owned 46 industrial properties comprising approximately 3.5 million square feet of GLA.

During the year ended December 31, 2004, the Company sold 97 industrial properties comprising approximately 7.4 million square feet of GLA and several land parcels. Gross proceeds from the sales of the 97 industrial properties and several land parcels were approximately $424.9 million.

Net cash used in financing activities of approximately $83.5 million for the year ended December 31, 2004 was comprised primarily by the redemption of preferred stock, common and preferred stock dividends and unit distributions, net repayments under the Company's Unsecured Line of Credit, preferred stock offering costs, debt issuance costs incurred in conjunction with the issuance of senior unsecured debt, the repurchase of restricted stock from employees of the Company to pay for withholding taxes on the vesting of restricted stock and repayments on mortgage loans payable, partially offset by the proceeds from the sale of preferred stock, proceeds from the issuance of senior unsecured debt and mortgage loan payable, the net proceeds from the exercise of stock options and the issuance of common stock and the settlement of interest rate protection agreements in connection with the issuance of senior unsecured debt.

On December 21, 2004, the Company, through the Operating Partnership, assumed a mortgage loan in the amount of $6.2 million (the "Acquisition Mortgage Loan XIV"). The Acquisition Mortgage Loan XIV is collateralized by several properties in Tampa, Florida, bears interest at a fixed rate of 6.94%, and provides for monthly principal and interest payments based on a 20-year amortization schedule. The Acquisition Mortgage Loan XIV matures on July 1, 2009. In conjunction with the assumption of the Acquisition Mortgage Loan XIV, the Company recorded a premium in the amount of $.6 million which will be amortized over the remaining life of the Acquisition Mortgage Loan XIV as an adjustment to interest expense.

On September 30, 2004, the Company, through the Operating Partnership, assumed a mortgage loan in the amount of $12.1 million and borrowed an additional $1.4 million (collectively referred to as the "Acquisition Mortgage Loan XIII"). The Acquisition Mortgage Loan XIII is collateralized by several properties in Phoenix, Arizona, bears interest at a fixed rate of 5.6% and provides for monthly principal and interest payments based on a 30-year amortization schedule. The Acquisition Mortgage Loan XIII matures on November 10, 2012. In conjunction with the assumption of the Acquisition Mortgage Loan XIII, the Company recorded a premium in the amount of $.5 million which will be amortized over the remaining life of the Acquisition Mortgage Loan XIII as an adjustment to interest expense.

During the year ended December 31, 2004, the Company paid off and retired a mortgage loan in the amount of $4.3 million (the "Acquisition Mortgage Loan XI"). The Acquisition Mortgage Loan XI was collateralized by one property in Downers Grove, Illinois, bore interest at a fixed rate of 7.61% and provided for monthly principal and interest payments based on a 30-year amortization schedule. The Acquisition Mortgage Loan XI may be prepaid only after June 2004 in exchange for the greater of a 1% prepayment fee or yield maintenance premium. On December 3, 2004, the Company paid off and retired the Acquisition Mortgage Loan XI. As this pay off and retirement was prior to the stated maturity date of the Acquisition Mortgage Loan XI, the Company wrote off unamortized deferred financing costs and paid a prepayment penalty in the amount of approximately $.5 million.

On June 11, 2004, the Company, through the Operating Partnership, amended and restated its $300.0 million Unsecured Line of Credit. The Unsecured Line of Credit matures on September 28, 2007 and bears interest at a floating rate of LIBOR plus .70%, or the Prime Rate, at the Company's election.

On May 17, 2004, the Company, through the Operating Partnership, exchanged $125.0 million of senior unsecured debt which matures on June 1, 2014 and bears a coupon interest rate of 6.42% (the "2014 Notes") for $100.0 million aggregate principal amount of its 7.375% Notes due 2011 (the "2011 PATS") and net cash in the amount of approximately $8.9 million. The issue price of the 2014 Notes was 99.123%.

On June 14, 2004, the Company, through the Operating Partnership, issued $125.0 million of senior unsecured debt which matures on June 15, 2009 and bears a coupon interest rate of 5.25% (the "2009 Notes"). The issue price of the 2009 Notes was 99.826%. The Company also entered into interest rate protection agreements which were used to fix the interest rate on the 2009 Notes prior to issuance. The Company settled the interest rate protection agreements for approximately $6.7 million of proceeds, which is included in other comprehensive income.

The Company redeemed the Series D Preferred Stock on June 7, 2004 at a redemption price of $25.00 per Depositary Share, and paid a prorated second quarter dividend of $.36990 per Depositary Share, totaling approximately $1.9 million.

The Company redeemed the Series E Preferred Stock on June 7, 2004 at a redemption price of $25.00 per Depositary Share, and paid a prorated second quarter dividend of $.36757 per Depositary Share, totaling approximately $1.1 million.

On May 27, 2004, the Company issued 50,000 Depositary Shares, each representing 1/100th of a share of the Company's 6.236%, $.01 par value, Series F Flexible Cumulative Redeemable Preferred Stock (the "Series F Preferred Stock"), at an initial offering price of $1,000.00 per Depositary Share. Dividends on the Series F Preferred Stock are cumulative from the date of initial issuance and are payable semi-annually in arrears for the period from the date of original issuance through March 31, 2009 (the "Series F Initial Fixed Rate Period"), commencing on September 30, 2004, at a rate of 6.236% per annum of the liquidation preference (the "Series F Initial Distribution Rate") (equivalent to $62.36 per Depositary Share). On or after March 31, 2009, the Series F Initial Distribution Rate is subject to reset, at the Company's option, subject to certain conditions and parameters, at fixed or floating rates and periods. Fixed rates and periods will be determined through a remarketing procedure. Floating rates during floating rate periods will equal 2.375% (the initial credit spread), plus the greater of (i) the 3-month LIBOR Rate, (ii) the 10-year Treasury CMT Rate (as defined in the Articles Supplementary), and (iii) the 30-year Treasury CMT Rate (the adjustable rate) (as defined in the Articles Supplementary), reset quarterly. Dividends on the Series F Preferred Stock are payable semi-annually in arrears for fixed rate periods subsequent to the Series F Initial Fixed Rate Period and quarterly in arrears for floating rate periods. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series F Preferred Stock ranks senior to payments on the Company's Common Stock and pari passu with the Company's Series C Preferred Stock and Series G Preferred Stock (hereinafter defined). On or after March 31, 2009, subject to any conditions on redemption applicable in any fixed rate period subsequent to the Series F Initial Fixed Rate Period, the Series F Preferred Stock is redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $1,000.00 per Depositary Share, or $50.0 million in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series F Preferred Stock has no stated maturity and is not convertible into any other securities of the Company.

On May 27, 2004, the Company issued 25,000 Depositary Shares, each representing 1/100th of a share of the Company's 7.236%, $.01 par value, Series G Flexible Cumulative Redeemable Preferred Stock (the "Series G Preferred Stock"), at an initial offering price of $1,000.00 per Depositary Share. Dividends on the Series G Preferred Stock are cumulative from the date of initial issuance and are payable semi-annually in arrears for the period from the date of original issuance of the Series G Preferred Stock through March 31, 2014 (the "Series G Initial Fixed Rate Period"), commencing on September 30, 2004, at a rate of 7.236% per annum of the liquidation preference (the "Series G Initial Distribution Rate") (equivalent to $72.36 per Depositary Share). On or after March 31, 2014, the Series G Initial Distribution Rate is subject to reset, at the Company's option, subject to certain conditions and parameters, at fixed or floating rates and periods. Fixed rates and periods will be determined through a remarketing procedure. Floating rates during floating rate periods will equal 2.500% (the initial credit spread), plus the greater of (i) the 3-month LIBOR Rate, (ii) the 10-year Treasury CMT Rate (as defined in the Articles Supplementary), and (iii) the 30-year Treasury CMT Rate (the adjustable rate) (as defined in the Articles Supplementary), reset quarterly. Dividends on the Series G Preferred Stock are payable semi-annually in arrears for fixed rate periods subsequent to the Series G Initial Fixed Rate Period and quarterly in arrears for floating rate periods. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series G Preferred Stock ranks senior to payments on the Company's Common Stock and pari passu with the Company's Series C Preferred Stock and Series F Preferred Stock. On or after March 31, 2014, subject to any conditions on redemption applicable in any fixed rate period subsequent to the Series G Initial Fixed Rate Period, the Series G Preferred Stock is redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $1,000.00 per Depositary Share, or $25.0 million in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series G Preferred Stock has no stated maturity and is not convertible into any other securities of the Company.

On June 2, 2004, the Company issued 500 shares of 2.965%, $.01 par value, Series H Flexible Cumulative Redeemable Preferred Stock (the "Series H Preferred Stock"), at an initial offering price of $250,000.00 per share. On or after July 2, 2004, the Series H Preferred Stock became redeemable for cash at the option of the Company, in whole but not in part, at a redemption price equivalent, initially, to $242,875.00 per share plus accrued and unpaid dividends. The Company redeemed the Series H Preferred Stock on July 2, 2004 and paid a prorated second and third quarter dividend of $629.555 per share, totaling approximately $.3 million.

For the year ended December 31, 2004, certain employees of the Company exercised 1,287,482 non-qualified employee stock options. Net proceeds to the Company were approximately $37.3 million.

During the year ended December 31, 2004, the Company awarded 206,117 shares of restricted common stock to certain employees and 10,500 shares of restricted common stock to certain Directors. These shares of restricted common stock had a fair value of approximately $8.4 million on the date of grant. The restricted common stock vests over periods from one to ten years. Compensation expense will be charged to earnings over the respective vesting periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On September 16, 2004, the Company and the Operating Partnership entered into a sales agreement to sell up to 3,900,000 shares of the Company's common stock from time to time with Cantor Fitzgerald & Co., as sales agent, in a controlled equity offering program. During the year ended December 31, 2004, the Company issued 1,333,600 shares of common stock under the controlled equity offering program and received net proceeds of $48.8 million.

On March 31, 2004, the Company paid first quarter 2004 dividends of $53.906 per share (equivalent to $.53906 per Depositary Share) on its 8.625%, $.01 par value, Series C Cumulative Preferred Stock (the "Series C Preferred Stock"), $49.688 per share (equivalent to $.49688 per Depositary Share) on its 7.95%, $.01 par value, Series D Cumulative Preferred Stock (the "Series D Preferred Stock") and $49.375 per share (equivalent to $.49375 per Depositary Share) on its 7.90%, $.01 par value, Series E Cumulative Preferred Stock (the "Series E Preferred Stock"), totaling, in the aggregate, approximately $5.0 million. On June 30, 2004, the Company paid a second quarter 2004 dividend of $53.906 per share (equivalent to $.53906 per Depositary Share) on its Series C Preferred Stock, totaling approximately $1.1 million. On September 30, 2004, the Company paid a third quarter 2004 dividend of $53.906 per share (equivalent to $.53906 per Depositary Share) on its Series C Preferred Stock, a prorated semi-annual dividend of $2,165.28 per share (equivalent to $21.6528 per Depositary Share) on its Series F Preferred Stock (hereinafter defined) and a prorated semi-annual dividend of $2,512.50 per share (equivalent to $25.1250 per Depositary Share) on its Series G Preferred Stock (hereinafter defined), totaling, in the aggregate, approximately $2.8 million. On December 31, 2004, the Company paid a fourth quarter 2004 dividend of $53.906 per share (equivalent to $.53906 per Depositary Share) on its Series C Preferred Stock, totaling approximately $1.1 million.

On January 19, 2004, the Company and the Operating Partnership paid a fourth quarter 2003 dividend/distribution of $.6850 per common share/Unit, totaling approximately $31.9 million. On April 19, 2004, the Company and the Operating Partnership paid a first quarter 2004 dividend/distribution of $.6850 per common share/Unit, totaling approximately $32.7 million. On July 19, 2004, the Company and the Operating Partnership paid a second quarter 2004 dividend/distribution of $.6850 per common share/Unit, totaling approximately $32.7 million. On October 18, 2004, the Company and the Operating Partnership paid a third quarter 2004 dividend/distribution of $.6850 per common share/Unit, totaling approximately $32.9 million.

Contractual Obligations and Commitments

The following table lists our contractual obligations and commitments as of December 31, 2004 (In thousands):

		Payments Due by Period			
	Total	Less than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Operating and Ground Leases*	$ 40,907	$ 1,718	$ 2,863	$ 1,740	$ 34,586
Real Estate Development*	59,051	59,051	—	—	—
Long-term Debt	1,588,849	51,876	475,579	134,042	927,352
Interest Expense on Long-Term Debt*	958,627	99,931	174,281	144,344	540,071
Total	$2,647,434	$212,576	$652,723	$280,126	$1,502,009

* Not on balance sheet.

Off-Balance Sheet Arrangements

Letters of credit are issued in most cases as pledges to governmental entities for development purposes or to support purchase obligations. At December 31, 2004 the Company has $15.7 million in outstanding letters of credit, none of which are reflected as liabilities on the Company's balance sheet. The Company has no other off-balance sheet arrangements other than those disclosed on the previous Contractual Obligations and Commitments table.

Environmental

The Company incurred environmental costs of approximately $.5 million and approximately $.1 million in 2004 and 2003, respectively. The Company estimates 2005 costs of approximately $.8 million. The Company estimates that the aggregate cost which needs to be expended in 2005 and beyond with regard to currently identified environmental issues will not exceed approximately $1.4 million, a substantial amount of which will be the primary responsibility of the tenant, the seller to the Company or another responsible party. This estimate was determined by a third party evaluation.

Inflation

For the last several years, inflation has not had a significant impact on the Company because of the relatively low inflation rates in the Company's markets of operation. Most of the Company's leases require the tenants to pay their share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing the Company's exposure to increases in costs and operating expenses resulting from inflation. In addition, many of the outstanding leases expire within six years which may enable the Company to replace existing leases with new leases at higher base rentals if rents of existing leases are below the then-existing market rate.

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

The ratio of earnings to fixed charges and preferred stock dividends was 1.10, 1.07 and 1.02 for the years ended December 31, 2004, 2003 and 2002, respectively. The ratio of earnings to fixed charges and preferred stock dividends between fiscal years 2004, 2003 and 2002 remained relatively unchanged.

Market Risk

The following discussion about the Company's risk-management activities includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

This analysis presents the hypothetical gain or loss in earnings, cash flows or fair value of the financial instruments and derivative instruments which are held by the Company at December 31, 2004 that are sensitive to changes in the interest rates. While this analysis may have some use as a benchmark, it should not be viewed as a forecast.

In the normal course of business, the Company also faces risks that are either non-financial or non-quantifiable. Such risks principally include credit risk and legal risk and are not represented in the following analysis.

At December 31, 2004, $1,407.4 million (approximately 89.4% of total debt at December 31, 2004) of the Company's debt was fixed rate debt and $167.5 million (approximately 10.6% of total debt at December 31, 2004) was variable rate debt. Currently, the Company does not enter into financial instruments for trading or other speculative purposes.

For fixed rate debt, changes in interest rates generally affect the fair value of the debt, but not earnings or cash flows of the Company. Conversely, for variable rate debt, changes in the interest rate generally do not impact the fair value of the debt, but would affect the Company's future earnings and cash flows. The interest rate risk and changes in fair market value of fixed rate debt generally do not have a significant impact on the

Company until the Company is required to refinance such debt. See Note 5 to the consolidated financial statements for a discussion of the maturity dates of the Company's various fixed rate debt.

Based upon the amount of variable rate debt outstanding at December 31, 2004, a 10% increase or decrease in the interest rate on the Company's variable rate debt would decrease or increase, respectively, future net income and cash flows by approximately $.6 million per year. A 10% increase in interest rates would decrease the fair value of the fixed rate debt at December 31, 2004 by approximately $50.6 million to $1,515.3 million. A 10% decrease in interest rates would increase the fair value of the fixed rate debt at December 31, 2004 by approximately $54.4 million to $1,620.3 million.

Subsequent Events

On January 24, 2005, the Company and the Operating Partnership paid a fourth quarter 2004 distribution of $.6950 per share, totaling approximately $34.3 million.

On March 1, 2005, the Company declared a first quarter 2005 distribution of $.6950 per common share/unit on its common stock/units which is payable on April 18, 2005. The Company also declared first quarter 2005 dividends of $53.906 per share ($.53906 per Depositary Share), on its Series C Preferred Stock, totaling, in the aggregate, approximately $1.1 million, which is payable on March 31, 2005; semi-annual dividends of $3,118.00 per share ($31.18 per Depositary Share) on its Series F Preferred Stock, totaling, in the aggregate, approximately $1.6 million, which is payable on March 31, 2005; and semi-annual dividends of $3,618.00 per share ($36.18 per Depositary Share) on its Series G Preferred Stock, totaling, in the aggregate, approximately $.9 million, which is payable on March 31, 2005.

From January 1, 2005 to March 23, 2005, the Company awarded 189,878 shares of restricted common stock to certain employees and 1,012 shares of restricted common stock to certain Directors. These shares of restricted common stock had a fair value of approximately $8.0 million on the date of grant. The restricted common stock vests over periods from one to ten years. Compensation expense will be charged to earnings over the respective vesting period.

From January 1, 2005 to March 23, 2005, the Company acquired eight industrial properties and several land parcels for a total estimated investment of approximately $47.6 million (approximately $1.5 million of which was made through the issuance of limited partnership interests in the Operating Partnership ("Units")). The Company also sold thirteen industrial properties and several land parcels for approximately $136.0 million of gross proceeds during this period.

On March 21, 2005, the Company, through wholly-owned limited liability companies in which a wholly-owned company of the Operating Partnership or the Operating Partnership is the sole member, entered into a joint venture arrangement with an institutional investor to invest in industrial properties (the "March 2005 Joint Venture"). The Company, through wholly-owned limited liability companies in which a wholly-owned company of the Operating Partnership or the Operating Partnership is the sole member, owns a ten percent equity interest in and provides property management, leasing, development, disposition and portfolio management services to the March 2005 Joint Venture.

On January 13, 2005, the Company, through First Industrial Development Services, Inc., entered into an interest rate protection agreement which hedged the change in value of a build to suit development project the Company is in the process of constructing. This interest rate protection agreement has a notional value of $50.0 million, is based on the five year treasury, has a strike rate of 3.936% and settles on October 4, 2005. Per Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities", fair value and cash flow hedge accounting for hedges of nonfinancial assets and liabilities is limited to hedges of the risk of changes in the market price of the entire hedged item because changes in the price of an ingredient or component of a nonfinancial item generally do not have a predictable, separately measurable effect on the price of the item. Since the interest rate protection agreement is hedging a component of the change in value of the build to suit development, the interest rate protection agreement doesn't qualify for hedge accounting and the change in value of the interest rate protection agreement will be recognized immediately in net income as opposed to other comprehensive income.

Related Party Transactions

The Company periodically engages in transactions for which CB Richard Ellis, Inc. acts as a broker. A relative of Michael W. Brennan, the President and Chief Executive Officer and a director of the Company, is an employee of CB Richard Ellis, Inc. For the year ended December 31, 2004, this relative received approximately $.03 million in brokerage commissions paid by the Company.

Other

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 123 (Revised 2004), "Share-Based Payment" ("FAS 123(R)"). FAS 123(R) is a revision of FAS 123, and also supercedes APB 25, and its related implementation guidance. FAS 123(R) requires compensation cost to be measured at the fair value of the stock option at the date of grant, eliminates the alternative to use the intrinsic value method of accounting prescribed in APB 25, and clarifies and expands the guidance of FAS 123 in several areas. FAS 123(R) is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. FAS 123(R) applies to all awards granted, modified, repurchased, or cancelled after the effective date and the cumulative effect of initially applying FAS 123(R), if any, is to be recognized as of the required effective date. The Company will adopt FAS 123(R) commencing as of July 1, 2005 using the modified prospective application method. The Company does not expect the requirements of FAS 123(R) to have a material impact on its results of operations, financial position or liquidity.

The Emerging Issues Task Force released Issue 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations" ("Issue 03-13"). Issue 03-13 establishes an approach for evaluating whether the criteria in paragraph 42 of FAS 144 have been met for purposes of classifying the results of operations of a component of an entity that either has been disposed of or is classified as held for sale as discontinued operations. The effective date for components classified as held for sale or disposed of is in fiscal periods beginning after December 15, 2004. The Company will adopt Issue 03-13 beginning January 1, 2005; Issue 03-13 will have no impact to net income.

RISK FACTORS

The Company's operations involve various risks that could adversely affect its financial condition, results of operations, cash flow, ability to pay distributions on its common stock and the market price of its common stock. These risks, among others contained in the Company's other filings with the SEC, include:

Real estate investments' value fluctuates depending on conditions in the general economy and the real estate business. These conditions may limit the Company's revenues and available cash.

The factors that affect the value of the Company's real estate and the revenues the Company derives from its properties include, among other things:

- general economic conditions;
- local conditions such as oversupply or a reduction in demand in an area;
- the attractiveness of the properties to tenants;
- tenant defaults;
- zoning or other regulatory restrictions;

- competition from other available real estate;
- our ability to provide adequate maintenance and insurance; and
- increased operating costs, including insurance premiums and real estate taxes.

Many real estate costs are fixed, even if income from properties decreases.

The Company's financial results depend on leasing space in the Company's real estate to tenants on terms favorable to the Company. The Company's income and funds available for distribution to its stockholders will decrease if a significant number of the Company's tenants cannot pay their rent or the Company is unable to lease properties on favorable terms. In addition, if a tenant does not pay its rent, the Company may not be able to enforce its rights as landlord without delays and the Company may incur substantial legal costs. Costs associated with real estate investment, such as real estate taxes and maintenance costs, generally are not reduced when circumstances cause a reduction in income from the investment. For the year ended December 31, 2004, approximately 75.8% of the Company's gross revenues from continuing operations came from rentals of real property.

The Company may be unable to sell properties when appropriate because real estate investments are not as liquid as certain other types of assets.

Real estate investments generally cannot be sold quickly and, therefore, will tend to limit the Company's ability to adjust its property portfolio promptly in response to changes in economic or other conditions. The inability to respond promptly to changes in the performance of the Company's property portfolio could adversely affect the Company's financial condition and ability to service debt and make distributions to its stockholders. In addition, like other companies qualifying as REITs under the Internal Revenue Code, the Company must comply with the safe harbor rules relating to the number of properties disposed of in a year, their tax basis and the cost of improvements made to the properties, or meet other tests which enable a REIT to avoid punitive taxation on the sale of assets. Thus, the Company's ability at any time to sell assets may be restricted.

The Company may be unable to sell properties on advantageous terms.

The Company has sold to third parties a significant number of properties in recent years and, as part of its business, the Company intends to continue to sell properties to third parties. The Company's ability to sell properties on advantageous terms depends on factors beyond the Company's control, including competition from other sellers and the availability of attractive financing for potential buyers of the Company's properties. If the Company is unable to sell properties on favorable terms or redeploy the proceeds of property sales in accordance with the Company's business strategy, then the Company's financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, the Company's common stock could be adversely affected.

The Company has also sold to its joint ventures a significant number of properties in recent years and, as part of its business, the Company intends to continue to sell properties to its joint ventures as opportunities arise. If the Company does not have sufficient properties available that meet the investment criteria of current or future joint ventures, or if the joint ventures have reduced or no access to capital on favorable terms, then such sales could be delayed or prevented, adversely affecting the Company's financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, the Company's common stock.

For the year ended December 31, 2004, gains on sales of properties accounted for approximately 73.2% of the Company's net income.

The Company may be unable to acquire properties on advantageous terms or acquisitions may not perform as the Company expects.

The Company acquires and intends to continue to acquire primarily industrial properties. The acquisition of properties entails various risks, including the risks that the Company's investments may not perform as expected and that the Company's cost estimates for bringing an acquired property up to market standards may prove inaccurate. Further, the Company faces significant competition for attractive investment opportunities from other well-capitalized real estate investors, including both publicly-traded real estate investment trusts and private investors. This competition increases as investments in real estate become attractive relative to other forms of investment. As a result of competition, the Company may be unable to acquire additional properties as it desires or the purchase price may be elevated. In addition, the Company expects to finance future acquisitions through a combination of borrowings under the Company's Unsecured Line of Credit, proceeds from equity or debt offerings by the Company and proceeds from property sales, which may not be available and which could adversely affect the Company's cash flow. Any of the above risks could adversely affect the Company's financial condition, results of operations, cash flow and ability to pay dividends on, and the market value of, the Company's common stock.

The Company may be unable to complete development and re-development projects on advantageous terms.

As part of its business, the Company develops new and re-develops existing properties. In addition, the Company has sold to third parties or sold to the Company's joint ventures a significant number of development and re-development properties in recent years and the Company intends to continue to sell such properties to third parties or to sell such properties to the Company's joint ventures as opportunities arise. The real estate development and re-development business involves significant risks that could adversely affect the Company's financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of the Company's common stock, which include:

- the Company may not be able to obtain financing for development projects on favorable terms and complete construction on schedule or within budget, resulting in increased debt service expense and construction costs and delays in leasing the properties and generating cash flow;
- the Company may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations;
- the properties may perform below anticipated levels, producing cash flow below budgeted amounts and limiting the Company's ability to sell such properties to third parties or to sell such properties to the Company's joint ventures.

The Company may be unable to renew leases or find other lessees.

The Company is subject to the risks that, upon expiration, leases may not be renewed, the space subject to such leases may not be relet or the terms of renewal or reletting, including the cost of required renovations, may be less favorable than expiring lease terms. If the Company were unable to promptly renew a significant number of expiring leases or to promptly relet the space covered by such leases, or if the rental rates upon renewal or reletting were significantly lower than the then current rates, the Company's cash, funds from operations, and ability to make expected distributions to stockholders might be adversely affected. As of December 31, 2004, leases with respect to approximately 14.5 million, 10.3 million and 8.8 million square feet of GLA, representing 26.1%, 18.6% and 15.9%, of GLA expire in the remainder of 2005, 2006 and 2007, respectively.

The Company might fail to qualify or remain qualified as a REIT.

First Industrial Realty Trust, Inc. intends to operate so as to qualify as a REIT under the Internal Revenue Code of 1986 (the "Code"). Although First Industrial Realty Trust, Inc. believes that it is organized and will operate in a manner so as to qualify as a REIT, qualification as a REIT involves the satisfaction of numerous requirements, some of which must be met on a recurring basis. These requirements are established under highly technical and complex Code provisions of which there are only limited judicial or administrative interpretations and involve the determination of various factual matters and circumstances not entirely within First Industrial Realty Trust, Inc.'s control.

First Industrial Realty Trust, Inc. (through one of its subsidiary partnerships) entered into certain development agreements in 2000 through 2003, the performance of which has been completed. Under these agreements, First Industrial Realty Trust, Inc. provided services to unrelated third parties and certain payments were made by the unrelated third parties for services provided by certain contractors hired by First Industrial Realty Trust, Inc. First Industrial Realty Trust, Inc. believes that these payments were properly characterized by it as reimbursements for costs incurred by it on behalf of the third parties and do not constitute gross income and did not prevent First Industrial Realty Trust, Inc. from satisfying the gross income requirements of the REIT provisions (the "gross income tests"). First Industrial Realty Trust, Inc. has brought this matter to the attention of the Internal Revenue Service, or IRS. The IRS has not challenged or expressed any interest in challenging First Industrial Realty Trust Inc.'s view on this matter. If the IRS were to challenge such position and were successful, First Industrial Realty Trust, Inc. might be found not to have satisfied the gross income tests in one or more of its taxable years. If First Industrial Realty Trust, Inc. were found not to have satisfied the gross income tests, it could be subject to a penalty tax. However, such noncompliance should not adversely affect First Industrial Realty Trust, Inc.'s status as a REIT as long as such noncompliance was due to reasonable cause and not to willful neglect, and certain other requirements are met. Although this cannot be assured, First Industrial Realty Trust, Inc. believes that the risk of losing its REIT status as a result of these development agreements is remote.

If First Industrial Realty Trust, Inc. were to fail to qualify as a REIT in any taxable year, it would be subject to federal income tax, including any applicable alternative minimum tax, on its taxable income at corporate rates. This could result in a discontinuation or substantial reduction in dividends to stockholders and in cash to pay interest and principal on debt securities that First Industrial Realty Trust, Inc. issues. Unless entitled to relief under certain statutory provisions, First Industrial Realty Trust, Inc. also would be disqualified from electing treatment as a REIT for the four taxable years following the year during which it failed to qualify as a REIT.

Certain property transfers may generate prohibited transaction income, resulting in a penalty tax on the gain attributable to the transaction.

As part of its business, the Company sells properties to third parties or sells properties to the Company's joint ventures as opportunities arise. Under the Code, a 100% penalty tax could be assessed on the gain resulting from sales of properties that are deemed to be prohibited transactions. The question of what constitutes a prohibited transaction is based on the facts and circumstances surrounding each transaction. The Internal Revenue Service could contend that certain sales of properties by the Company are prohibited transactions. While the Company's management does not believe that the Internal Revenue Service would prevail in such a dispute, if the matter was successfully argued by the Internal Revenue Service, the 100% penalty tax could be assessed against the profits from these transactions. In addition, any income from a prohibited transaction may adversely affect the Company's ability to satisfy the income tests for qualification as a REIT.

The REIT distribution requirements may require the Company to turn to external financing sources.

First Industrial Realty Trust, Inc. could, in certain instances, have taxable income without sufficient cash to enable First Industrial Realty Trust, Inc. to meet the distribution requirements of the REIT provisions of the Code. In that situation, the Company could be required to borrow funds or sell properties on adverse terms in order to meet those distribution requirements. In addition, because First Industrial Realty Trust, Inc. must distribute to its stockholders at least 90% of the Company's REIT taxable income each year, the Company's ability to accumulate capital may be limited. Thus, in connection with future acquisitions, First Industrial Realty Trust, Inc. may be more dependent on outside sources of financing, such as debt financing or issuances of additional capital stock, which may or may not be available on favorable terms. Additional debt financings may substantially increase the Company's leverage and additional equity offerings may result in substantial dilution of stockholders' interests.

Debt financing, the degree of leverage and rising interest rates could reduce the Company's cash flow.

Where possible, the Company intends to continue to use leverage to increase the rate of return on the Company's investments and to allow the Company to make more investments than it otherwise could. The Company's use of leverage presents an additional element of risk in the event that the cash flow from the Company's properties is insufficient to meet both debt payment obligations and the distribution requirements of the REIT provisions of the Code. In addition, rising interest rates would reduce the Company's cash flow by increasing the amount of interest due on its floating rate debt and on its fixed rate debt as it matures and is refinanced.

Cross-collateralization of mortgage loans could result in foreclosure on substantially all of the Company's properties if the Company is unable to service its indebtedness.

If the Operating Partnership decides to obtain additional debt financing in the future, it may do so through mortgages on some or all of its properties. These mortgages may be issued on a recourse, non-recourse or cross-collateralized basis. Cross-collateralization makes all of the subject properties available to the lender in order to satisfy the Company's debt. Holders of indebtedness that is so secured will have a claim against these properties. To the extent indebtedness is cross-collateralized, lenders may seek to foreclose upon properties that are not the primary collateral for their loan, which may, in turn, result in acceleration of other indebtedness secured by properties. Foreclosure of properties would result in a loss of income and asset value to the Company, making it difficult for it to meet both debt payment obligations and the distribution requirements of the REIT provisions of the Code. As of December 31, 2004, none of the Company's current indebtedness was cross-collateralized.

The Company may have to make lump-sum payments on its existing indebtedness.

The Company is required to make the following lump-sum or "balloon" payments under the terms of some of its indebtedness, including the Operating Partnership's:

- $50 million aggregate principal amount of 7.75% Notes due 2032 (the "2032 Notes")
- $200 million aggregate principal amount of 7.60% Notes due 2028 (the "2028 Notes")
- approximately $15 million aggregate principal amount of 7.15% Notes due 2027 (the "2027 Notes")
- $100 million aggregate principal amount of 7.50% Notes due 2017 (the "2017 Notes")
- $125 million aggregate principal amount of 6.42% Notes due 2014 (the "2014 Notes")
- $200 million aggregate principal amount of 6.875% Notes due 2012 (the "2012 Notes")
- $200 million aggregate principal amount of 7.375% Notes due 2011(the "2011 Notes")
- $125 million aggregate principal amount of 5.25% Notes due 2009 (the "2009 Notes")
- $150 million aggregate principal amount of 7.60% Notes due 2007 (the "2007 Notes")
- $150 million aggregate principal amount of 7.00% Notes due 2006 (the "2006 Notes")
- $50 million aggregate principal amount of 6.90% Notes due 2005 (the "2005 Notes")
- a $300 million unsecured revolving credit facility (the "Unsecured Line of Credit") under which First Industrial Realty Trust, Inc., through the Operating Partnership, may borrow to finance the acquisition of additional properties and for other corporate purposes, including working capital.

The Unsecured Line of Credit provides for the repayment of principal in a lump-sum or "balloon" payment at maturity in 2007. Under the Unsecured Line of Credit, the Operating Partnership has the right, subject to certain conditions, to increase the aggregate commitment under the Unsecured Line of Credit by up to $100 million. As of December 31, 2004, $167.5 million was outstanding under the Unsecured Line of Credit at a weighted average interest rate of 3.518%.

The Company's ability to make required payments of principal on outstanding indebtedness, whether at maturity or otherwise, may depend on its ability either to refinance the applicable indebtedness or to sell properties. The Company has no commitments to refinance the 2005 Notes, the 2006 Notes, the 2007 Notes, the 2009 Notes, the 2011 Notes, the 2012 Notes, the 2014 Notes, the 2017 Notes, the 2027 Notes, the 2028 Notes, the 2032 Notes or the Unsecured Line of Credit. Some of the existing debt obligations, other than those discussed above, of the Company, through the Operating Partnership, are secured by the Company's properties, and therefore such obligations will permit the lender to foreclose on those properties in the event of a default.

There is no limitation on debt in the Company's organizational documents.

The organizational documents of First Industrial Realty Trust, Inc. do not contain any limitation on the amount or percentage of indebtedness the Company may incur. Accordingly, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's ability to make expected distributions to stockholders and in an increased risk of default on the Company's obligations. As of December 31, 2004, the Company's ratio of debt to its total market capitalization was 42.5%. The Company computes that percentage by calculating its total consolidated debt as a percentage of the aggregate market value of all outstanding shares of the Company's common stock, assuming the exchange of all limited partnership units of the Operating Partnership for common stock, plus the aggregate stated value of all outstanding shares of preferred stock and total consolidated debt.

Rising interest rates on the Company's Unsecured Line of Credit could decrease the Company's available cash.

The Company's Unsecured Line of Credit bears interest at a floating rate. As of December 31, 2004, the Company's Unsecured Line of Credit had an outstanding balance of $167.5 million at a weighted average interest rate of 3.518%. Currently, the Company's Unsecured Line of Credit bears interest at the Prime Rate or at the London Interbank Offered Rate plus .70%. Based on an outstanding balance on the Company's Unsecured Line of Credit as of December 31, 2004, a 10% increase in interest rates would increase interest expense by $.6 million on an annual basis. Increases in the interest rate payable on balances outstanding under the Unsecured Line of Credit would decrease the Company's cash available for distribution to stockholders.

Earnings and cash dividends, asset value and market interest rates affect the price of the Company's common stock.

As a real estate investment trust, the market value of the Company's common stock, in general, is based primarily upon the market's perception of the Company's growth potential and its current and potential future earnings and cash dividends. The market value of the Company's common stock is based secondarily upon the market value of the Company's underlying real estate assets. For this reason, shares of the Company's common stock may trade at prices that are higher or lower than the Company's net asset value per share. To the extent that the Company retains operating cash flow for investment purposes, working capital reserves, or other purposes, these retained funds, while increasing the value of the Company's underlying assets, may not correspondingly increase the market price of the Company's common stock. The Company's failure to meet the market's expectations with regard to future earnings and cash dividends likely would adversely affect the market price of the Company's common stock. Further, the distribution yield on the common stock (as a percentage of the price of the common stock) relative to market interest rates may also influence the price of the Company's common stock. An increase in market interest rates might lead prospective purchasers of the

Company's common stock to expect a higher distribution yield, which would adversely affect the market price of the Company's common stock. Additionally, if the market price of the Company's common stock declines significantly, then the Company might breach certain covenants with respect to its debt obligations, which could adversely affect the Company's liquidity and ability to make future acquisitions and the Company's ability to pay dividends to its stockholders.

The Company may incur unanticipated costs and liabilities due to environmental problems.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be liable for the costs of clean-up of certain conditions relating to the presence of hazardous or toxic materials on, in or emanating from a property, and any related damages to natural resources. Environmental laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous or toxic materials. The presence of such materials, or the failure to address those conditions properly, may adversely affect the ability to rent or sell the property or to borrow using a property as collateral. Persons who dispose of or arrange for the disposal or treatment of hazardous or toxic materials may also be liable for the costs of clean-up of such materials, or for related natural resource damages, at or from an off-site disposal or treatment facility, whether or not the facility is owned or operated by those persons. No assurance can be given that existing environmental assessments with respect to any of the Company's properties reveal all environmental liabilities, that any prior owner or operator of a property did not create any material environmental condition not known to the Company or that a material environmental condition does not otherwise exist as to any of the Company's properties.

The Company's insurance coverage does not include all potential losses.

The Company currently carries comprehensive insurance coverage including property, boiler & machinery, liability, fire, flood, terrorism, earthquake, extended coverage and rental loss as appropriate for the markets where each of the Company's properties and their business operations are located. The insurance coverage contains policy specifications and insured limits customarily carried for similar properties and business activities. The Company believes its properties are adequately insured. However, there are certain losses, including losses from earthquakes, hurricanes, floods, pollution, acts of war, acts of terrorism or riots, that are not generally insured against or that are not generally fully insured against because it is not deemed to be economically feasible or prudent to do so. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of the Company's properties, the Company could experience a significant loss of capital invested and potential revenues in these properties, and could potentially remain obligated under any recourse debt associated with the property.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's periodic reports pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required financial disclosure.

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based upon this evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were not effective as of the end of the period covered by this report, because of the material weakness discussed below. To address the material weakness described below, the Company performed additional analysis and other procedures after the end of the period covered by this report to ensure the Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles. Accordingly, management believes that the financial statements included in this report fairly present in all material respects the Company's financial condition, results of operations and cash flows for the periods presented.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management of the Company has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making its assessment of internal control over financial reporting, management used the criteria described in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "Internal Control-Integrated Framework").

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Management of the Company has concluded that, as of December 31, 2004, the Company had a material weakness in its internal control over financial reporting designed to ensure the proper allocation of its income tax provision (benefit) among income from continuing operations, income from discontinued operations and gain on sale of real estate. This control deficiency resulted in the restatement of the Company's consolidated financial statements for the years ended 2003 and 2002, the restatement of the quarterly financial information for the four quarters in the year ended 2003, the restatement of the quarterly financial information for the first three quarters in the year ended 2004 and an adjustment to the 2004 annual financial statements which are included in this Annual Report. Additionally, management of the Company concluded this control deficiency could have resulted in a misstatement of the allocation of income tax provision (benefit) that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected. Accordingly, management determined that this control deficiency constitutes a material weakness in the Company's internal controls over financial reporting. Because of this material weakness, management of the Company concluded that it did not maintain effective internal control over financial reporting as of December 31, 2004, based on criteria in the Internal Control-Integrated Framework.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein. See Report of Independent Registered Public Accounting Firm on page A-31 of this Annual Report.

Remediation of Material Weakness

As discussed in "Management's Report on Internal Control Over Financial Reporting", as of December 31, 2004, there was a material weakness in the Company's internal control over financial reporting. In the first quarter of 2005, the Company implemented improved monitoring controls to ensure the proper allocation of its income tax provision (benefit) among income from continuing operations, income from discontinued operations, and gain on sale of real estate.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting that occurred during the fourth quarter of 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. As discussed above, in the first quarter of 2005, the Company implemented improved monitoring controls to ensure the proper allocation of its income tax provision (benefit) among income from continuing operations, income from discontinued operations, and gain on sale of real estate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
First Industrial Realty Trust, Inc.:

We have completed an integrated audit of First Industrial Realty Trust, Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of First Industrial Realty Trust, Inc. and its subsidiaries ("the Company") at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 11 to the consolidated financial statements, the Company has restated its previously issued financial statements for the years ended December 31, 2003 and 2002.

Internal control over financial reporting

Also, we have audited management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under "Controls and Procedures" on pages A-29 and A-30 of this Annual Report, that First Industrial Realty Trust, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, because the Company did not maintain effective controls to ensure the proper allocation of its income tax provision (benefit) between income from continuing operations, income from discontinued operations and gain on sale of real estate, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment. As of December 31, 2004, the Company had a material weakness in its internal control over financial reporting designed to ensure the proper allocation of its income tax provision (benefit) among income from continuing operations, income from discontinued operations and gain on sale of real estate. This control deficiency resulted in the restatement of the Company's consolidated financial statements for the years ended 2003 and 2002, the restatement of the quarterly financial information for the four quarters in the year ended 2003, the restatement of the quarterly financial information for the first three quarters in 2004, and an adjustment to the 2004 annual financial statements. Additionally, management of the Company concluded this control deficiency could have resulted in a misstatement of the allocation of income tax provision (benefit) that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, management's assessment that First Industrial Realty Trust, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control-Integrated Framework* issued by the COSO. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, First Industrial Realty Trust, Inc. has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the COSO.

PricewaterhouseCoopers LLP

Chicago, IL
March 30, 2005

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
	(Dollars in thousands, except share and per share data)	
ASSETS		
Assets:		
Investment in Real Estate:		
Land	$ 472,126	$ 441,283
Buildings and Improvements	2,361,256	2,265,921
Furniture, Fixtures and Equipment	—	885
Construction in Progress	23,092	29,945
Less: Accumulated Depreciation	(378,383)	(349,252)
Net Investment in Real Estate	2,478,091	2,388,782
Real Estate Held for Sale, Net of Accumulated Depreciation and Amortization of $3,374 at December 31, 2004	52,790	—
Cash and Cash Equivalents	4,924	821
Restricted Cash	25	82,006
Tenant Accounts Receivable, Net	6,986	8,994
Investments in Joint Ventures	5,489	13,186
Deferred Rent Receivable	18,314	13,912
Deferred Financing Costs, Net	11,574	9,818
Prepaid Expenses and Other Assets, Net	135,000	130,504
Total Assets	$2,713,193	$2,648,023
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Mortgage Loans Payable, Net	$ 59,905	$ 45,746
Senior Unsecured Debt, Net	1,347,524	1,212,152
Unsecured Line of Credit	167,500	195,900
Accounts Payable and Accrued Expenses	69,729	77,156
Rents Received in Advance and Security Deposits	30,621	28,889
Dividends Payable	35,487	31,889
Total Liabilities	1,710,766	1,591,732
Commitments and Contingencies	—	—
Minority Interest	156,933	167,118
Stockholders' Equity:		
Preferred Stock ($.01 par value, 10,000,000 shares authorized, 20,000, 500 and 250 shares of Series C, F and G Cumulative Preferred Stock, respectively, issued and outstanding at December 31, 2004, having a liquidation preference of $2,500 per share ($50,000), $100,000 per share ($50,000) and $100,000 per share ($25,000), respectively. At December 31, 2003, 10,000,000 shares authorized, 20,000, 50,000 and 30,000 shares of Series C, D and E Cumulative Preferred Stock, respectively, was issued and outstanding, having a liquidation preference of $2,500 per share ($50,000), $2,500 per share ($125,000) and $2,500 per share ($75,000), respectively)	—	1
Common Stock ($.01 par value, 100,000,000 shares authorized, 45,360,491 and 42,376,770 shares issued and 42,834,091 and 39,850,370 shares outstanding at December 31, 2004 and December 31, 2003, respectively)	454	424
Additional Paid-in-Capital	1,142,356	1,161,373
Distributions in Excess of Accumulated Earnings	(203,417)	(172,892)
Unearned Value of Restricted Stock Grants	(19,611)	(19,035)
Accumulated Other Comprehensive Loss	(3,700)	(10,110)
Treasury Shares at Cost (2,526,400 shares at December 31, 2004 and December 31, 2003)	(70,588)	(70,588)
Total Stockholders' Equity	845,494	889,173
Total Liabilities and Stockholders' Equity	$2,713,193	$2,648,023

The accompanying notes are an integral part of the financial statements.

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year Ended December 31, 2004	Restated Year Ended December 31, 2003	Restated Year Ended December 31, 2002
	(In thousands, except per share data)		
Revenues:			
Rental Income	$242,307	$235,364	$219,445
Tenant Recoveries and Other Income	77,425	72,451	66,425
Total Revenues	319,732	307,815	285,870
Expenses:			
Real Estate Taxes	48,963	45,701	42,733
Repairs and Maintenance	24,858	22,935	18,853
Property Management	13,799	11,025	10,426
Utilities	11,205	9,567	7,757
Insurance	3,552	3,019	2,324
Other	5,959	7,297	8,375
General and Administrative	39,569	26,953	19,610
Amortization of Deferred Financing Costs	1,931	1,764	1,925
Depreciation and Other Amortization	95,138	75,140	62,658
Total Expenses	244,974	203,401	174,661
Other Income/Expense:			
Interest Income	3,632	2,416	2,378
Gain on Settlement of Interest Rate Protection Agreements	1,583	—	—
Interest Expense	(99,245)	(95,456)	(90,387)
Loss From Early Retirement of Debt	(515)	(1,466)	(888)
Total Other Income/Expense	(94,545)	(94,506)	(88,897)
(Loss) Income from Continuing Operations Before Income Tax Benefit, Equity in Income of Joint Ventures, Net and Income Allocated to Minority Interest	(19,787)	9,908	22,312
Income Tax Benefit	7,859	4,950	2,188
Equity in Income of Joint Ventures, Net of Income Taxes	36,451	539	463
Minority Interest Allocable to Continuing Operations	(293)	562	352
Income from Continuing Operations	24,230	15,959	25,315
Income from Discontinued Operations (Including Gain on Sale of Real Estate, Net of Income Taxes, of $79,811, $77,636 and $56,810 for the Year Ended December 31, 2004, 2003 and 2002, respectively), Net of Income Taxes	88,680	101,266	98,530
Minority Interest Allocable to Discontinued Operations	(12,167)	(14,916)	(14,760)
Income Before Gain on Sale of Real Estate	100,743	102,309	109,085
Gain on Sale of Real Estate, Net of Income Taxes	11,431	13,445	13,082
Minority Interest Allocable to Gain on Sale of Real Estate	(1,568)	(1,981)	(1,959)
Net Income	110,606	113,773	120,208
Less: Preferred Stock Dividends	(14,488)	(20,176)	(23,432)
Less: Redemption of Preferred Stock	(7,959)	—	(3,707)
Net Income Available to Common Stockholders	$ 88,159	$ 93,597	$ 93,069
Basic Earnings Per Share:			
Income from Continuing Operations	$ 0.29	$ 0.19	$ 0.24
Income from Discontinued Operations	$ 1.89	$ 2.24	$ 2.15
Net Income Available to Common Stockholders	$ 2.17	$ 2.43	$ 2.39
Weighted Average Shares Outstanding	40,557	38,542	38,927
Diluted Earnings Per Share:			
Income from Continuing Operations	$ 0.28	$ 0.19	$ 0.24
Income from Discontinued Operations	$ 1.87	$ 2.23	$ 2.14
Net Income Available to Common Stockholders	$ 2.16	$ 2.42	$ 2.38
Weighted Average Shares Outstanding	40,888	38,663	39,165
Net Income	$110,606	$113,773	$120,208
Other Comprehensive Income:			
Settlement of Interest Rate Protection Agreements	6,816	—	1,772
Mark-to-Market of Interest Rate Protection Agreements and Interest Rate Swap Agreements	106	251	(126)
Amortization of Interest Rate Protection Agreements	(512)	198	176
Comprehensive Income	$117,016	$114,222	$122,030

The accompanying notes are an integral part of the financial statements.

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	(Dollars in thousands, except for per share data)		
Preferred Stock — Beginning of Year	$ 1	$ 1	$ 1
Issuance of Preferred Stock	$ —	$ —	$ —
Redemption of Preferred Stock	(1)	—	—
Preferred Stock — End of Year	$ —	$ 1	$ 1
Common Stock — Beginning of Year	$ 424	$ 411	$ 403
Net Proceeds from the Issuance of Common Stock	30	6	6
Issuance of Restricted Stock	2	7	1
Repurchase and Retirement of Restricted Stock/Common Stock	(5)	(1)	(1)
Conversion of Units to Common Stock	3	1	2
Common Stock — End of Year	$ 454	$ 424	$ 411
Additional Paid-In-Capital — Beginning of Year	$1,161,373	$1,124,622	$1,197,877
Net Proceeds from the Issuance of Common Stock	99,250	15,111	16,241
Issuance of Restricted Stock	8,377	20,634	3,231
Repurchase and Retirement of Restricted Stock/Common Stock	(13,723)	(1,797)	(1,694)
Amortization of Stock Based Compensation	—	54	646
Issuance of Preferred Stock	194,424	—	—
Redemption of Preferred Stock	(313,537)	—	(96,293)
Conversion of Units to Common Stock	6,192	2,749	4,614
Additional Paid-In-Capital — End of Year	$1,142,356	$1,161,373	$1,124,622
Dist. In Excess of Accum. Earnings — Beginning of Year	$ (172,892)	$ (158,251)	$ (143,958)
Preferred Stock Dividends ($215.624 per Series C Preferred Share, $86.678 per Series D Preferred Share, $86.132 per Series E Preferred Share, $3,724.280 per Series F Preferred Share, $4,321.500 per Series G Preferred Share and $629.555 per Series H Preferred Share at December 31, 2004, $215.624 per Series C Preferred Share, $198.748 per Series D Preferred Share and $197.500 per Series E Preferred Share at December 31, 2003 and 2002, $81.424 Series B Preferred Share at December 31, 2002, respectively)	(14,488)	(20,176)	(23,432)
Distributions ($2.7500, $2.7400 and $2.7250 per Share/Unit at December 31, 2004, 2003 and 2002, respectively)	(132,585)	(126,699)	(125,785)
Redemption of Preferred Stock	(7,959)	—	(3,148)
Repurchase and Retirement of Restricted Stock/Common Stock	(4,116)	(67)	(342)
Net Income Before Minority Interest	124,634	130,108	136,575
Minority Interest:			
Allocation of Income	(14,028)	(16,335)	(16,926)
Distributions ($2.7500, $2.7400 and $2.7250 per Share/Unit at December 31, 2004, 2003 and 2002, respectively)	18,017	18,528	18,765
Dist. In Excess of Accum. Earnings — End of Year	$ (203,417)	$ (172,892)	$ (158,251)
Unearned Value of Rest. Stock Grants — Beginning of Year	$ (19,035)	$ (4,307)	$ (6,247)
Issuance of Restricted Stock	(8,379)	(20,641)	(3,232)
Amortization of Restricted Stock Grants	7,803	5,913	5,172
Unearned Value of Rest. Stock Grants — End of Year	$ (19,611)	$ (19,035)	$ (4,307)
Treasury Shares, at cost — Beginning of Year	$ (70,588)	$ (69,591)	$ (40,098)
Purchase of Treasury Shares	—	(997)	(29,493)
Treasury Shares, at cost — End of Year	$ (70,588)	$ (70,588)	$ (69,591)
Accum. Other Comprehensive Loss — Beginning of Year	$ (10,110)	$ (10,559)	$ (12,381)
Settlement of Interest Rate Protection Agreements	6,816	—	1,772
Mark-to-Market of Interest Rate Protection Agreements	106	251	(126)
Amortization of Interest Rate Protection Agreements	(512)	198	176
Accum. Other Comprehensive Loss — End of Year	$ (3,700)	$ (10,110)	$ (10,559)
Total Stockholders' Equity at End of Year	$ 845,494	$ 889,173	$ 882,326

The accompanying notes are an integral part of the financial statements.

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2004	Restated Year Ended December 31, 2003	Restated Year Ended December 31, 2002
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 110,606	$ 113,773	$ 120,208
Income Allocated to Minority Interest	14,028	16,335	16,367
Net Income Before Minority Interest	124,634	130,108	136,575
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation	82,757	73,902	67,525
Amortization of Deferred Financing Costs	1,931	1,764	1,925
Other Amortization	22,547	17,846	15,295
Provision for Bad Debt	(1,474)	(160)	—
Loss From Early Retirement of Debt	515	1,466	888
Equity in Income of Joint Ventures, Net of Income Taxes	(36,451)	(539)	(463)
Distributions from Joint Ventures	36,451	539	463
Gain on Sale of Real Estate, Net of Income Taxes	(91,242)	(91,081)	(69,892)
Increase in Tenant Accounts Receivable and Prepaid Expenses and Other Assets, Net	(46,030)	(24,380)	(13,701)
Increase in Deferred Rent Receivable	(6,771)	(2,597)	(1,947)
Decrease in Accounts Payable and Accrued Expenses and Rents Received in Advance and Security Deposits	(9,210)	(6,454)	(3,728)
Decrease (Increase) in Restricted Cash	—	2,742	(102)
Net Cash Provided by Operating Activities	77,657	103,156	132,838
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of and Additions to Investment in Real Estate	(485,393)	(312,356)	(337,399)
Net Proceeds from Sales of Investments in Real Estate	293,703	321,989	364,446
Contributions to and Investments in Joint Ventures	(5,422)	(5,711)	(8,207)
Distributions from Joint Ventures	14,074	2,859	2,260
Repayment and Sale of Mortgage Loans Receivable	111,049	75,886	20,502
Decrease (Increase) in Restricted Cash	81,981	(53,630)	(8,252)
Net Cash Provided by Investing Activities	9,992	29,037	33,350
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net Proceeds from the Issuance of Common Stock	86,121	14,799	15,895
Proceeds from the Issuance of Preferred Stock	200,000	—	—
Preferred Stock Offering Costs	(5,576)	—	—
Redemption of Preferred Stock	(321,438)	—	(100,000)
Repurchase of Restricted Stock	(3,747)	(1,865)	(2,037)
Purchase of Treasury Shares	—	(997)	(29,493)
Purchase of U.S. Government Securities	—	—	(13,669)
Proceeds from Maturity of U.S. Government Securities	—	15,832	—
Proceeds from Senior Unsecured Debt	134,496	—	247,950
Other Proceeds from Senior Unsecured Debt	6,816	—	1,772
Repayments of Senior Unsecured Debt	—	—	(84,930)
Dividends/Distributions	(130,220)	(125,916)	(125,875)
Preferred Stock Dividends	(13,256)	(20,176)	(23,432)
Proceeds on Mortgage Loans Payable	1,400	—	—
Repayments on Mortgage Loans Payable	(5,965)	(38,529)	(39,234)
Proceeds from Unsecured Lines of Credit	581,000	264,300	500,100
Repayments on Unsecured Lines of Credit	(609,400)	(238,700)	(512,300)
Book Overdraft	—	—	2,885
Cost of Debt Issuance and Prepayment Fees	(3,777)	(120)	(3,820)
Net Cash Used in Financing Activities	(83,546)	(131,372)	(166,188)
Net Increase in Cash and Cash Equivalents	4,103	821	—
Cash and Cash Equivalents, Beginning of Period	821	—	—
Cash and Cash Equivalents, End of Period	$ 4,924	$ 821	$ —

The accompanying notes are an integral part of the financial statements.

FIRST INDUSTRIAL REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

1. Organization and Formation of Company

First Industrial Realty Trust, Inc. was organized in the state of Maryland on August 10, 1993. First Industrial Realty Trust, Inc. is a real estate investment trust ("REIT") as defined in the Internal Revenue Code of 1986, as amended (the "Code").

First Industrial Realty Trust, Inc. and its subsidiaries (the "Company") began operations on July 1, 1994. The Company's operations are conducted primarily through First Industrial, L.P. (the "Operating Partnership") of which the Company is the sole general partner. The Company is the sole stockholder of First Industrial Finance Corporation, First Industrial Pennsylvania Corporation, First Industrial Harrisburg Corporation, First Industrial Securities Corporation, First Industrial Mortgage Corporation, First Industrial Indianapolis Corporation, FI Development Services Corporation and First Industrial Florida Finance Corporation, which are the sole general partners of First Industrial Financing Partnership, L.P. (the "Financing Partnership"), First Industrial Pennsylvania, L.P. (the "Pennsylvania Partnership"), First Industrial Harrisburg, L.P. (the "Harrisburg Partnership"), First Industrial Securities, L.P. (the "Securities Partnership"), First Industrial Mortgage Partnership, L.P. (the "Mortgage Partnership"), First Industrial Indianapolis, L.P. (the "Indianapolis Partnership"), FI Development Services, L.P. and TK-SV, LTD., respectively, and the Operating Partnership is the sole limited partner. The Operating Partnership is also the sole member of limited liability companies and the sole stockholder of First Industrial Development Services, Inc. The operating data of the foregoing subsidiaries of the Company is consolidated with that of the Company as presented herein. The Company, through separate, wholly-owned limited liability companies of which the Operating Partnership is the sole member, also owns minority equity interests in, and provides asset and property management services to, two joint ventures which invest in industrial properties (the "September 1998 Joint Venture" and the "May 2003 Joint Venture"). The Company, through a separate, wholly-owned limited liability company of which the Operating Partnership is also the sole member, also owned a minority interest in and provided property management services to a third joint venture which invested in industrial properties (the "December 2001 Joint Venture"; together with the September 1998 Joint Venture and the May 2003 Joint Venture, the "Joint Ventures"). During the year ended December 31, 2004, the December 2001 Joint Venture sold all of its industrial properties. The operating data of the Joint Ventures is not consolidated with that of the Company as presented herein.

As of December 31, 2004, the Company owned 881 industrial properties (inclusive of developments in progress) located in 23 states, containing an aggregate of approximately 69.3 million square feet (unaudited) of gross leasable area ("GLA").

2. Basis of Presentation

First Industrial Realty Trust, Inc. is the sole general partner of the Operating Partnership, with an approximate 86.9% and 85.6% ownership interest at December 31, 2004 and 2003, respectively. Minority interest at December 31, 2004 and 2003, represents the approximate 13.1% and 14.4%, respectively, aggregate partnership interest in the Operating Partnership held by the limited partners thereof.

The consolidated financial statements of the Company at December 31, 2004 and 2003 and for each of the years ended December 31, 2004, 2003 and 2002 include the accounts and operating results of the Company and its subsidiaries. Such financial statements present the Company's minority equity interests in the Joint Ventures under the equity method of accounting. All intercompany transactions have been eliminated in consolidation.

(Dollars in thousands)

3. Summary of Significant Accounting Policies

In order to conform with generally accepted accounting principles, management, in preparation of the Company's financial statements, is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2004 and 2003, and the reported amounts of revenues and expenses for each of the years ended December 31, 2004, 2003 and 2002. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash and liquid investments with an initial maturity of three months or less. The carrying amount approximates fair value due to the short term maturity of these investments.

Restricted Cash

At December 31, 2004 and 2003, restricted cash includes gross proceeds from the sales of certain properties. These sales proceeds will be disbursed as the Company exchanges into properties under Section 1031 of the Internal Revenue Code. The carrying amount approximates fair value due to the short term maturity of these investments.

Investment in Real Estate and Depreciation

Investment in Real Estate is carried at cost. The Company reviews its properties on a quarterly basis for impairment and provides a provision if impairments are found. To determine if an impairment may exist, the Company reviews its properties and identifies those that have had either an event of change or event of circumstances warranting further assessment of recoverability (such as a decrease in occupancy). If further assessment of recoverability is needed, the Company estimates the future net cash flows expected to result from the use of the property and its eventual disposition, on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, the Company will recognize an impairment loss based upon the estimated fair value of such property. For properties management considers held for sale, the Company ceases depreciating the properties and values the properties at the lower of depreciated cost or fair value, less costs to dispose. If circumstances arise that were previously considered unlikely, and, as a result, the Company decides not to sell a property previously classified as held for sale, the Company will reclassify such property as held and used. Such property is measured at the lower of its carrying amount (adjusted for any depreciation and amortization expense that would have been recognized had the property been continuously classified as held and used) or fair value at the date of the subsequent decision not to sell. The Company determines fair value of properties that are held for use by discounting the future expected cash flows of the properties. To calculate the fair value of properties held for sale, the Company deducts from the contract price of the property the estimated costs to close the sale. The Company classifies properties as held for sale when the Company has an executed contract to sell.

(Dollars in thousands)

Interest costs, real estate taxes, compensation costs of development personnel and other directly related costs incurred during construction periods are capitalized and depreciated commencing with the date the property is substantially completed. Upon substantial completion, the Company reclassifies construction in progress to building, tenant improvements and leasing commissions. Such costs begin to be capitalized to the development projects from the point the Company is undergoing necessary activities to get the development ready for its intended use and ceases when the development projects are substantially completed and held available for occupancy. Depreciation expense is computed using the straight-line method based on the following useful lives:

	Years
Buildings and Improvements	20 to 50
Land Improvements	15
Furniture, Fixtures and Equipment	5 to 10

Construction expenditures for tenant improvements, leasehold improvements and leasing commissions (inclusive of compensation costs of personnel attributable to leasing) are capitalized and amortized over the terms of each specific lease. Capitalized compensation costs of personnel attributable to leasing relate to time directly attributable to originating leases with independent third parties that result directly from and are essential to originating those leases and would not have been incurred had these leasing transactions not occurred. Repairs and maintenance are charged to expense when incurred. Expenditures for improvements are capitalized.

The Company accounts for all acquisitions entered into subsequent to June 30, 2001 in accordance with Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standard No. 141, "Business Combinations" ("FAS 141"). Upon acquisition of a property, the Company allocates the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, buildings, tenant improvements, leasing commissions and intangible assets including in-place leases and above market and below market leases. The Company allocates the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. Acquired above and below market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term.

The purchase price is further allocated to in-place lease values based on management's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the respective tenant. Acquired above and below market leases are amortized over the remaining non-cancelable terms of the respective leases as an adjustment to rental revenue on the Company's consolidated statements of operations and comprehensive income. The value of in-place lease intangibles, which is included as a component of Other Assets, is amortized to expense over the remaining lease term and expected renewal periods of the respective lease. If a tenant terminates its lease early, the unamortized portion of the tenant improvements, leasing commissions, above and below market leases and the in-place lease value is immediately charged to expense.

Deferred Financing Costs

Deferred financing costs include fees and costs incurred to obtain long-term financing. These fees and costs are being amortized over the terms of the respective loans. Accumulated amortization of deferred financing costs was $10,873 and $8,948 at December 31, 2004 and 2003, respectively. Unamortized deferred financing costs are written-off when debt is retired before the maturity date.

(Dollars in thousands)

Investments in Joint Ventures

Investments in Joint Ventures represents the Company's minority equity interests in the Joint Ventures. The Company accounts for its investments in Joint Ventures under the equity method of accounting, as the Company does not have operational control or a majority voting interest. Under the equity method of accounting, the Company's share of earnings or losses of the Joint Ventures is reflected in income as earned and contributions or distributions increase or decrease, respectively, the Company's Investments in Joint Ventures as paid or received, respectively. Differences between the Company's carrying value of its investments in joint ventures and the Company's underlying equity of such joint ventures are amortized over the respective lives of the underlying assets, as applicable.

Employee Benefit Plans

At December 31, 2004, the Company has three stock incentive employee compensation plans, which are described more fully in Note 13. Prior to January 1, 2003, the Company accounted for its stock incentive plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, compensation expense is not recognized for options issued in which the strike price is equal to the fair value of the Company's stock on the date of grant. Certain options issued in 2000 were issued with a strike price less than the fair value of the Company's stock on the date of grant. Compensation expense is being recognized for the intrinsic value of these options determined at the date of grant over the vesting period. On January 1, 2003, the Company adopted the fair value recognition provisions of the FASB Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("FAS 123"), as amended by FASB Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". Beginning on January 1, 2003, the Company is applying the fair value recognition provisions of FAS 123 prospectively to all employee option awards granted after December 31, 2002. The Company has not awarded options to employees or directors of the Company during the years ended December 31,2004 and 2003, and therefore no stock-based employee compensation expense, except for expense related to restricted stock, is included in net income available to common stockholders related to the fair value recognition provisions of FAS 123.

(In thousands except per share data)

Had compensation expense for the Company's Stock Incentive Plans been determined based upon the fair value at the grant date for awards under the Stock Incentive Plans consistent with the methodology prescribed under FASB Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", as amended by FAS 148, net income and earnings per share would have been the pro forma amounts indicated in the table below:

	For the Year Ended		
	2004	2003	2002
Net Income Available to Common Stockholders — as reported	$88,159	$93,597	$93,069
Add: Stock-Based Employee Compensation Expense Included in Net Income Available to Common Stockholders, Net of Minority Interest — as reported	—	46	201
Less: Total Stock-Based Employee Compensation Expense, Net of Minority Interest — Determined Under the Fair Value Method	(362)	(1,149)	(980)
Net Income Available to Common Stockholders — pro forma	$87,797	$92,494	$92,290
Net Income Available to Common Stockholders per Share — as reported — Basic	$ 2.17	$ 2.43	$ 2.39
Net Income Available to Common Stockholders per Share — pro forma — Basic	$ 2.16	$ 2.40	$ 2.37
Net Income Available to Common Stockholders per Share — as reported — Diluted	$ 2.16	$ 2.42	$ 2.38
Net Income Available to Common Stockholders per Share — pro forma — Diluted	$ 2.15	$ 2.39	$ 2.36
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:			
Expected dividend yield	N/A	N/A	8.28%
Expected stock price volatility	N/A	N/A	20.94%
Risk-free interest rate	N/A	N/A	3.58%
Expected life of options	N/A	N/A	3.00

The weighted average fair value of options granted during 2002 is $1.97 per option. The Company did not issue any options in 2004 and 2003.

Revenue Recognition

Rental income is recognized on a straight-line method under which contractual rent increases are recognized evenly over the lease term. Tenant recovery income includes payments from tenants for taxes, insurance and other property operating expenses and is recognized as revenue in the same period the related expenses are incurred by the Company.

Revenue is recognized on payments received from tenants for early lease terminations after the Company determines that all the necessary criteria have been met in accordance with FASB Statement of Financial Accounting Standards No. 13, "Accounting for Leases" ("FAS 13").

(Dollars in thousands)

Interest income on mortgage loans receivable is recognized based on the accrual method unless a significant uncertainty of collection exists. If a significant uncertainty exists, interest income is recognized as collected.

The Company provides an allowance for doubtful accounts against the portion of tenant accounts receivable which is estimated to be uncollectible. Accounts receivable in the consolidated balance sheets are shown net of an allowance for doubtful accounts of $416 and $1,890 as of December 31, 2004 and December 31, 2003, respectively. For accounts receivable the Company deems uncollectible, the Company uses the direct write-off method.

Gain on Sale of Real Estate

Gain on sale of real estate is recognized using the full accrual method, when appropriate. Gains relating to transactions which do not meet the full accrual method of accounting are deferred and recognized when the full accrual method of accounting criteria are met or by using the installment or deposit methods of profit recognition, as appropriate in the circumstances. As the assets are sold, their costs and related accumulated depreciation are removed from the accounts with resulting gains or losses reflected in net income or loss. Estimated future costs to be incurred by the Company after completion of each sale are included in the determination of the gains on sales.

Income Taxes

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code. As a result, the Company generally is not subject to federal income taxation to the extent of the income which it distributes if it satisfies the requirements set forth in Section 856 of the Code (pertaining to its organization and types of income and assets) necessary to maintain its status as a REIT, it distributes annually at least 90% of its REIT taxable income, as defined in the Code, to its stockholders and it satisfies certain other requirements. Accordingly, no provision has been made for state or federal income taxes in the accompanying consolidated financial statements except for activities conducted in its taxable REIT subsidiary, First Industrial Development Services, Inc. which has been accounted for under FASB Statement of Financial Standards No. 109, "Accounting for Income Taxes"("FAS 109"). In accordance with FAS 109, the total benefit/expense has been separately allocated to income from continuing operations, income from discontinued operations and gain on sale of real estate.

The Company and certain of its subsidiaries are subject to certain state and local income, excise and franchise taxes. The provision for such state and local taxes has been reflected in general and administrative expense in the consolidated statements of operations and comprehensive income and has not been separately stated due to its insignificance.

Earnings Per Common Share

Net income per weighted average share — basic is based on the weighted average common shares outstanding (excluding restricted stock that has not yet vested). Net income per weighted average share — diluted is based on the weighted average common shares outstanding (excluding restricted stock that has not yet vested) plus the dilutive effect of in-the-money employee stock options and restricted stock. See Note 10 for further disclosure about earnings per share.

Fair Value of Financial Instruments

The Company's financial instruments include short-term investments, tenant accounts receivable, net, mortgage notes receivable, accounts payable, other accrued expenses, mortgage loans payable, unsecured line

(Dollars in thousands)

of credit, senior unsecured debt and the Put Option (defined hereinafter) issued in conjunction with an initial offering of certain unsecured debt.

The fair values of the short-term investments, tenant accounts receivable, net, mortgage notes receivable, accounts payable and other accrued expenses were not materially different from their carrying or contract values. See Note 5 for the fair values of the mortgage loans payable, unsecured line of credit, senior unsecured debt and the Put Option (defined hereinafter) issued in conjunction with an initial offering of certain unsecured debt.

Derivative Financial Instruments

Historically, the Company has used interest rate protection agreements (the "Agreements") to fix the interest rate on anticipated offerings of senior unsecured debt or convert floating rate debt to fixed rate debt. Receipts or payments that result from the settlement of Agreements used to fix the interest rate on anticipated offerings of senior unsecured debt are amortized over the life of the senior unsecured debt. Receipts or payments resulting from Agreements used to convert floating rate debt to fixed rate debt are recognized as a component of interest expense. Agreements which qualify for hedge accounting are marked-to-market and any gain or loss is recognized in other comprehensive income (shareholders' equity). Any agreements which no longer qualify for hedge accounting are marked-to-market and any gain or loss is recognized in net income immediately. The credit risks associated with the Agreements are controlled through the evaluation and monitoring of the creditworthiness of the counterparty. In the event that the counterparty fails to meet the terms of the Agreements, the Company's exposure is limited to the current value of the interest rate differential, not the notional amount, and the Company's carrying value of the Agreements on the balance sheet. See Note 5 for more information on the Agreements.

Discontinued Operations

On January 1, 2002, the Company adopted the FASB Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" ("FAS 144"). FAS 144 addresses financial accounting and reporting for the disposal of long lived assets. FAS 144 requires that the results of operations and gains or losses on the sale of property be presented in discontinued operations if both of the following criteria are met: (a) the operations and cash flows of the property have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposal transaction and (b) the Company will not have any significant continuing involvement in the operations of the property after the disposal transaction. FAS 144 also requires prior period results of operations for these properties to be restated and presented in discontinued operations in prior consolidated statements of operations.

Segment Reporting

Management views the Company as a single segment based on its method of internal reporting.

Reclassification

Certain 2003 and 2002 items have been reclassified to conform to the 2004 presentation.

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 123 (Revised 2004), "Share-Based Payment" ("FAS 123(R)"). FAS 123(R) is a revision of FAS 123, and also supercedes APB 25, and its related implementation guidance. FAS 123(R) requires compensation cost to be measured at the fair value of the stock option at the date of grant, eliminates the alternative to use the intrinsic

(Dollars in thousands)

value method of accounting prescribed in APB 25, and clarifies and expands the guidance of FAS 123 in several areas. FAS 123(R) is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. FAS 123(R) applies to all awards granted, modified, repurchased, or cancelled after the effective date and the cumulative effect of initially applying FAS 123(R), if any, is to be recognized as of the required effective date. The Company will adopt FAS 123(R) commencing as of July 1, 2005 using the modified prospective application method. The Company does not expect the requirements of FAS 123(R) to have a material impact on its results of operations, financial position or liquidity.

The Emerging Issues Task Force released Issue 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations" ("Issue 03-13"). Issue 03-13 establishes an approach for evaluating whether the criteria in paragraph 42 of FAS 144 have been met for purposes of classifying the results of operations of a component of an entity that either has been disposed of or is classified as held for sale as discontinued operations. The effective date for components classified as held for sale or disposed of is in fiscal periods beginning after December 15, 2004. The Company will adopt Issue 03-13 beginning January 1, 2005; Issue 03-13 will have no impact to net income.

4. Investments in Joint Ventures

On September 28, 1998, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, entered into a joint venture arrangement (the "September 1998 Joint Venture") with an institutional investor to invest in industrial properties. The Company, through wholly-owned limited liability companies of the Operating Partnership, owns a ten percent equity interest in the September 1998 Joint Venture and provides property and asset management services to the September 1998 Joint Venture. On or after October 2000, under certain circumstances, the Company has the right to purchase all of the properties owned by the September 1998 Joint Venture at a price to be determined in the future. The Company has not exercised this right.

On September 2, 1999, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, entered into a joint venture arrangement (the "September 1999 Joint Venture") with an institutional investor to invest in industrial properties. The Company, through wholly-owned limited liability companies of the Operating Partnership, owned a ten percent equity interest in the September 1999 Joint Venture and provided property and asset management services to the September 1999 Joint Venture. During September 2003, the September 1999 Joint Venture sold its remaining property. In conjunction with this final property sale, the final distribution was made to the partners.

On December 28, 2001, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, entered into a joint venture arrangement (the "December 2001 Joint Venture") with an institutional investor to invest in industrial properties. The Company, through wholly-owned limited liability companies of the Operating Partnership, owned a 15% equity interest in the December 2001 Joint Venture and provided property management services to the December 2001 Joint Venture. On August 27, 2004, the December 2001 Joint Venture sold all 36 industrial properties, containing approximately 6.2 million square feet (unaudited) of GLA, to a third party for gross proceeds of approximately $349,750. Due to certain provisions in the operating agreement, the Company received distributions in excess of it's 15% equity interest in the December 2001 Joint Venture. Due to the sale of all 36 industrial properties, the Company recognized, in aggregate, approximately $34,767 due to the Company's 15% share of gain from the sale of the December 2001 Joint Venture's properties and distributions received from the December 2001 Joint Venture in excess of the Company's 15% equity interest. This amount is included in Equity in Income of Joint Ventures.

(Dollars in thousands)

As a result of the sale on August 27, 2004 to a third party, the Company recognized the unamortized portion of the previously deferred gain, net of tax, from the original sales to the December 2001 Joint Venture, of approximately $4,986. These deferred gains are included in Equity in Income of Joint Ventures.

As of December 31, 2004, the September 1998 Joint Venture owned 41 industrial properties comprising approximately 1.3 million square feet (unaudited) of GLA and the May 2003 Joint Venture owned five industrial properties comprising approximately 2.1 million square feet (unaudited) of GLA. During the year ended December 31, 2004, the Company acquired one industrial property comprising approximately .1 million square feet of GLA from the September 1998 Joint Venture. The purchase price of the acquisition totaled approximately $525, excluding costs incurred in conjunction with the acquisition of the industrial property. Also, during the year ended December 31, 2004, the Company sold one property to the May 2003 Joint Venture comprising approximately .2 million square feet (unaudited) of GLA for a purchase price of $15,486 and earned acquisition fees on the other four properties acquired from third parties by the May 2003 Joint Venture.

The Company deferred 15% of the gain from the sale and acquisition fees, which is equal to the Company's economic interest in the May 2003 Joint Venture. The 15% deferral reduced the Company's investment in the joint venture and is amortized into income over the life of the properties, generally 40 to 45 years. If the May 2003 Joint Venture sells any of the five properties to a third party, the Company will recognize the unamortized portion of the deferred gain and fees as gain on sale of real estate or other income. If the Company repurchases any of the five properties, the 15% deferral will be netted against the basis of the property purchased (which reduces the basis of the property). At December 31, 2004 and 2003, the Company has a receivable from the Joint Ventures of $1,261 and $2,140, respectively, which mainly relate to borrowings made, as allowed by the partnership agreement, by the September 1998 Joint Venture from the Company.

During the years ended December 2004, 2003 and 2002, the Company invested the following amounts in its Joint Ventures as well as received distributions and recognized fees from acquisition, disposition, property management and asset management services in the following amounts:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Contributions	$ 3,676	$5,558	$8,207
Distributions	$50,525	$3,398	$2,723
Fees	$ 2,689	$2,173	$1,863

(Dollars in thousands)

The combined summarized financial information of the investments in joint ventures is as follows:

	December 31, 2004	December 31, 2003
Condensed Combined Balance Sheets		
Gross Real Estate Investment	$120,633	$305,029
Less: Accumulated Depreciation	(9,308)	(19,565)
Net Real Estate	111,325	285,464
Other Assets	16,637	51,622
Total Assets	$127,962	$337,086
Long Term Debt	$ 88,398	$217,413
Other Liabilities	5,711	6,527
Equity	33,853	113,146
Total Liabilities and Equity	$127,962	$337,086
Company's share of Equity	$ 4,580	$ 18,205
Basis Differentials(1)	909	(5,019)
Carrying Value of the Company's investments in joint ventures	$ 5,489	$ 13,186

(1) This amount represents the aggregate difference between the Company's historical cost basis and the basis reflected at the joint venture level. Basis differentials are primarily comprised of gain deferrals related to properties the Company sold to the Joint Ventures and certain acquisition costs which are not reflected at the joint venture level.

	Year Ended December 31,		
	2004	2003	2002
Condensed Combined Statements of Operations			
Total Revenues	32,353	35,603	34,635
Expenses			
Operating and Other	11,593	9,725	14,482
Interest	7,712	7,353	10,554
Depreciation and Amortization	12,540	17,585	10,343
Total Expenses	31,845	34,663	35,379
Gain (Loss) on Sale of Real Estate	81,431	(2,069)	8,231
Net Income (Loss)	81,939	(1,129)	7,487
Company's share of Net Income	36,451	539	463

5. Mortgage Loans Payable, Net, Senior Unsecured Debt, Net and Unsecured Lines of Credit

Mortgage Loans Payable, Net

On December 29, 1995, the Company, through an entity in which the Operating Partnership is the sole limited partner and a wholly-owned subsidiary of the Company is the general partner (the "Mortgage Partnership"), entered into a $40,200 mortgage loan (the "1995 Mortgage Loan"). On January 13, 2003, the

(Dollars in thousands)

Company, through the Mortgage Partnership, paid off and retired the 1995 Mortgage Loan. As this pay off and retirement was prior to the stated maturity date of the 1995 Mortgage Loan, the Company wrote off unamortized deferred financing costs in the amount of approximately $1,466.

On March 20, 1996, the Company, through the Operating Partnership, assumed a $6,424 mortgage loan (the "Assumed Loan I") that is collateralized by 12 properties in Indianapolis, Indiana. The Assumed Loan I bears interest at a fixed rate of 9.25% and provides for monthly principal and interest payments based on a 16.75-year amortization schedule. The Assumed Loan I matures on September 1, 2009. The Assumed Loan I may be prepaid only after December 1999 in exchange for the greater of a 1% prepayment fee or a yield maintenance premium.

On March 20, 1996, the Company, through the Operating Partnership, assumed a $2,993 mortgage loan (the "Assumed Loan II") that is collateralized by one property in Indianapolis, Indiana. The Assumed Loan II bears interest at a fixed rate of 9.25% and provides for monthly principal and interest payments based on a 16.75-year amortization schedule. The Assumed Loan II matures on January 1, 2013. The Assumed Loan may be prepaid only after December 1999 in exchange for the greater of a 1% prepayment fee or a yield maintenance premium.

On April 16, 1998, the Company, through the Operating Partnership, assumed a mortgage loan in the principal amount of $2,525 (the "Acquisition Mortgage Loan IV"). The Acquisition Mortgage Loan IV is collateralized by one property in Baltimore, Maryland, bears interest at a fixed rate of 8.95% and provides for monthly principal and interest payments based on a 20-year amortization schedule. The Acquisition Mortgage Loan IV matures on October 1, 2006. The Acquisition Mortgage Loan IV may be prepaid only after October 2001 in exchange for the greater of a 1% prepayment fee or a yield maintenance premium.

On July 16, 1998, the Company, through TK-SV, LTD., assumed a mortgage loan in the principal amount of $2,566 (the "Acquisition Mortgage Loan V"). The Acquisition Mortgage Loan V is collateralized by one property in Tampa, Florida, bears interest at a fixed rate of 9.01% and provides for monthly principal and interest payments based on a 30-year amortization schedule. The Acquisition Mortgage Loan V matures on September 1, 2006. In conjunction with the assumption of the Acquisition Mortgage Loan V, the Company recorded a premium in the amount of $315 which will be amortized over the remaining life of the Acquisition Mortgage Loan V as an adjustment to interest expense. Including the impact of the premium recorded, the Company's effective interest rate on the Acquisition Mortgage Loan V is 6.96%. The Acquisition Mortgage Loan V may be prepaid only after August 2002 in exchange for the greater of a 1% prepayment fee or a yield maintenance premium.

On April 1, 2002, the Company, through the Operating Partnership, assumed a mortgage loan in the principal amount of $5,814 (the "Acquisition Mortgage Loan VIII"). The Acquisition Mortgage Loan VIII is collateralized by one property in Rancho Dominguez, California, bears interest at a fixed rate of 8.26% and provides for monthly principal and interest payments based on a 22-year amortization schedule. The Acquisition Mortgage Loan VIII matures on December 1, 2019. The Acquisition Mortgage Loan VIII may be prepaid only after November 2004 in exchange for the greater of a 1% prepayment fee or yield maintenance premium.

On April 1, 2002, the Company, through the Operating Partnership, assumed a mortgage loan in the principal amount of $6,030 (the "Acquisition Mortgage Loan IX"). The Acquisition Mortgage Loan IX is collateralized by one property in Bloomington, Minnesota, bears interest at a fixed rate of 8.26% and provides for monthly principal and interest payments based on a 22-year amortization schedule. The Acquisition Mortgage Loan IX matures on December 1, 2019. The Acquisition Mortgage Loan IX may be prepaid only after November 2004 in exchange for the greater of a 1% prepayment fee or yield maintenance premium.

(Dollars in thousands)

On May 1, 2003, the Company, through the Operating Partnership, assumed a mortgage loan in the amount of $14,157 (the "Acquisition Mortgage Loan X"). The Acquisition Mortgage Loan X is collateralized by one property in Hagerstown, Maryland, bears interest at a fixed rate of 8.25% and provides for monthly principal and interest payments based on a 30-year amortization schedule. The Acquisition Mortgage Loan X matures on December 1, 2010. In conjunction with the assumption of the Acquisition Mortgage Loan X, the Company recorded a premium in the amount of $2,927 which will be amortized over the remaining life of the Acquisition Mortgage Loan X as an adjustment to interest expense. Including the impact of the premium recorded, the Company's effective interest rate on the Acquisition Mortgage Loan X is 5.00%. The Acquisition Mortgage Loan X may be prepaid only after November 2004 in exchange for the greater of a 3% prepayment fee or yield maintenance premium.

On September 12, 2003, the Company, through the Operating Partnership, assumed a mortgage loan in the amount of $4,269 (the "Acquisition Mortgage Loan XI"). The Acquisition Mortgage Loan XI was collateralized by one property in Downers Grove, Illinois, bore interest at a fixed rate of 7.61% and provided for monthly principal and interest payments based on a 30-year amortization schedule. In conjunction with the assumption of the Acquisition Mortgage Loan XI, the Company recorded a premium in the amount of $621 which was being amortized over the remaining life of the Acquisition Mortgage Loan XI as an adjustment to interest expense. The Acquisition Mortgage Loan XI may be prepaid only after June 2004 in exchange for the greater of a 1% prepayment fee or yield maintenance premium. On December 3, 2004, the Company paid off and retired the Acquisition Mortgage Loan XI. As this pay off and retirement was prior to the stated maturity date of the Acquisition Mortgage Loan XI, the Company wrote off unamortized deferred financing costs and paid a prepayment penalty in the aggregate amount of approximately $515.

On September 12, 2003, the Company, through the Operating Partnership, assumed a mortgage loan in the amount of $2,325 (the "Acquisition Mortgage Loan XII"). The Acquisition Mortgage Loan XII is collateralized by one property in Indianapolis, Indiana, bears interest at a fixed rate of 7.54% and provides for monthly principal and interest payments based on a 30-year amortization schedule. The Acquisition Mortgage Loan XII matures on January 1, 2012. In conjunction with the assumption of the Acquisition Mortgage Loan XII, the Company recorded a premium in the amount of $317 which will be amortized over the remaining life of the Acquisition Mortgage Loan XII as an adjustment to interest expense. Including the impact of the premium recorded, the Company's effective interest rate on the Acquisition Mortgage Loan XII is 5.51%. The Acquisition Mortgage Loan XII may be prepaid only after February 2004 in exchange for the greater of a 1% prepayment fee or yield maintenance premium.

On September 30, 2004, the Company assumed a mortgage loan in the amount of $12,057 and borrowed an additional $1,400 (collectively referred to as the "Acquisition Mortgage Loan XIII"). The Acquisition Mortgage Loan XIII is collateralized by three properties in Phoenix, Arizona, bears interest at a fixed rate of 5.60% and provides for monthly principal and interest payments based on a 30-year amortization schedule. The Acquisition Mortgage Loan XIII matures on November 10, 2012. In conjunction with the assumption of the Acquisition Mortgage Loan XIII, the Company recorded a premium in the amount of $467 which will be amortized over the remaining life of the Acquisition Mortgage Loan XIII as an adjustment to interest expense. Including the impact of the premium recorded, the Company's effective interest rate on the Acquisition Mortgage Loan XIII is 5.02%. The Acquisition Mortgage Loan XIII may be prepaid in exchange for the yield maintenance premium.

On December 21, 2004, the Company assumed a mortgage loan in the amount of $6,187 (the "Acquisition Mortgage Loan XIV"). The Acquisition Mortgage Loan XIV is collateralized by six properties in Tampa, Florida, bears interest at a fixed rate of 6.94% and provides for monthly principal and interest payments based on a 20-year amortization schedule. The Acquisition Mortgage Loan XIV matures on July 1, 2009. In conjunction with the assumption of the Acquisition Mortgage Loan XIV, the Company recorded a

(Dollars in thousands)

premium in the amount of $553 which will be amortized over the remaining life of the Acquisition Mortgage Loan XIV as an adjustment to interest expense. Including the impact of the premium recorded, the Company's effective interest rate on the Acquisition Mortgage Loan XIV is 4.58%. The Acquisition Mortgage Loan XIV may be prepaid in exchange for the greater of a 1% prepayment fee or yield maintenance premium.

Senior Unsecured Debt, Net

On May 13, 1997, the Company, through the Operating Partnership, issued $150,000 of senior unsecured debt which matures on May 15, 2007 and bears a coupon interest rate of 7.60% (the "2007 Notes"). The issue price of the 2007 Notes was 99.965%. Interest is paid semi-annually in arrears on May 15 and November 15. The Company also entered into an interest rate protection agreement which was used to fix the interest rate on the 2007 Notes prior to issuance. The Company settled the interest rate protection agreement for a payment of approximately $41, which is included in other comprehensive income. The debt issue discount and the settlement amount of the interest rate protection agreement are being amortized over the life of the 2007 Notes as an adjustment to interest expense. Including the impact of the offering discount and the settlement amount of the interest rate protection agreement, the Company's effective interest rate on the 2007 Notes is 7.61%. The 2007 Notes contain certain covenants including limitation on incurrence of debt and debt service coverage.

On May 13, 1997, the Company, through the Operating Partnership, issued $100,000 of senior unsecured debt which matures on May 15, 2027, and bears a coupon interest rate of 7.15% (the "2027 Notes"). The issue price of the 2027 Notes was 99.854%. The 2027 Notes were redeemable, at the option of the holders thereof, on May 15, 2002. The Company received redemption notices from holders representing $84,930 of the 2027 Notes outstanding. On May 15, 2002, the Company, through the Operating Partnership, paid off and retired $84,930 of the 2027 Notes. Due to the partial payoff of the 2027 Notes, the Company has recorded a loss from the early retirement of debt in 2002 of approximately $888 comprised of the amount paid above the carrying amount of the 2027 notes, the write-off of the pro rata unamortized deferred financing costs and legal costs. Interest is paid semi-annually in arrears on May 15 and November 15. The Company also entered into an interest rate protection agreement which was used to fix the interest rate on the 2027 Notes prior to issuance. The Company settled the interest rate protection agreement for approximately $597 of proceeds, which is included in other comprehensive income. The debt issue discount and the settlement amount of the interest rate protection agreement are being amortized over the life of the 2027 Notes as an adjustment to interest expense. Including the impact of the offering discount and the settlement amount of the interest rate protection agreement, the Company's effective interest rate on the 2027 Notes is 7.11%. The 2027 Notes contain certain covenants including limitation on incurrence of debt and debt service coverage.

On May 22, 1997, the Company, through the Operating Partnership, issued $100,000 of senior unsecured debt which matured on May 15, 2011 and bore a coupon interest rate of 7.375% (the "2011 PATS"). The issue price of the 2011 PATS was 99.348%. The Company received approximately $1,781 from the holder of the 2011 PATS as consideration for the put option. The Company amortized the put option proceeds over the life of the put option as an adjustment to interest expense. The Company also entered into an interest rate protection agreement which was used to fix the interest rate on the 2011 PATS. The Company amortized the settlement amount of the interest rate protection agreement over the life of the 2011 PATS. Including the impact of the offering discount, the proceeds from the put option and the settlement amount of the interest rate protection agreement, the Company's effective interest rate on the 2011 PATS was 7.26%. On May 17, 2004, the Company exchanged the 2014 Notes (hereinafter defined) for the 2011 PATS (hereinafter defined) and net cash in the amount of $8,877. The Company retired the 2011 PATS.

On November 20, 1997, the Company, through the Operating Partnership, issued $50,000 of senior unsecured debt which matures on November 21, 2005 and bears a coupon interest rate of 6.90%, which is the

(Dollars in thousands)

effective interest rate (the "2005 Notes"). The issue price of the 2005 Notes was 100%. Interest is paid semi-annually in arrears on May 21 and November 21. The 2005 Notes contain certain covenants including limitation on incurrence of debt and debt service coverage.

On December 8, 1997, the Company, through the Operating Partnership, issued $150,000 of senior unsecured debt which matures on December 1, 2006 and bears a coupon interest rate of 7.00% (the "2006 Notes"). The issue price of the 2006 Notes was 100%. Interest is paid semi-annually in arrears on June 1 and December 1. The Company also entered into an interest rate protection agreement which was used to fix the interest rate on the 2006 Notes prior to issuance. The Company settled the interest rate protection agreement for a payment of approximately $2,162, which is included in other comprehensive income. The settlement amount of the interest rate protection agreement is being amortized over the life of the 2006 Notes as an adjustment to interest expense. Including the impact of the settlement amount of the interest rate protection agreement, the Company's effective interest rate on the 2006 Notes is 7.22%. The 2006 Notes contain certain covenants including limitation on incurrence of debt and debt service coverage.

On December 8, 1997, the Company, through the Operating Partnership, issued $100,000 of senior unsecured debt which matures on December 1, 2017 and bears a coupon interest rate of 7.50% (the "2017 Notes"). The issue price of the 2017 Notes was 99.808%. Interest is paid semi-annually in arrears on June 1 and December 1. The Operating Partnership is amortizing the debt issue discount over the life of the 2017 Notes as an adjustment to interest expense. Including the impact of the offering discount, the Company's effective interest rate on the 2017 Notes is 7.52%. The 2017 Notes contain certain covenants including limitation on incurrence of debt and debt service coverage.

On July 14, 1998, the Company, through the Operating Partnership, issued $200,000 of senior unsecured debt which matures on July 15, 2028 and bears a coupon interest rate of 7.60% (the "2028 Notes"). The issue price of the 2028 Notes was 99.882%. Interest is paid semi-annually in arrears on January 15 and July 15. The Company also entered into interest rate protection agreements which were used to fix the interest rate on the 2028 Notes prior to issuance. The Company settled the interest rate protection agreements for a payment of approximately $11,504, which is included in other comprehensive income. The debt issue discount and the settlement amount of the interest rate protection agreements are being amortized over the life of the 2028 Notes as an adjustment to interest expense. Including the impact of the offering discount and the settlement amount of the interest rate protection agreement, the Company's effective interest rate on the 2028 Notes is 8.13%. The 2028 Notes contain certain covenants, including limitation on incurrence of debt and debt service coverage. Approximately $50,000 of the 2028 Notes was purchased, through a broker/dealer, by an entity in which a Director of the Company owns less than a two percent interest.

On March 19, 2001, the Company, through the Operating Partnership, issued $200,000 of senior unsecured debt which matures on March 15, 2011 and bears a coupon interest rate of 7.375% (the "2011 Notes"). The issue price of the 2011 Notes was 99.695%. Interest is paid semi-annually in arrears on September 15 and March 15. The Company also entered into an interest rate protection agreement which was used to fix the interest rate on the 2011 Notes prior to issuance, which it designated as a cash flow hedge. The Company settled the interest rate protection agreement for approximately $371 of proceeds, which is included in other comprehensive income. The debt issue discount and the settlement amount of the interest rate protection agreement are being amortized over the life of the 2011 Notes as an adjustment to interest expense. Including the impact of the offering discount and the settlement amount of the interest rate protection agreement, the Company's effective interest rate on the 2011 Notes is 7.39%. The 2011 Notes contain certain covenants, including limitations on incurrence of debt and debt service coverage.

On April 15, 2002, the Company, through the Operating Partnership, issued $200,000 of senior unsecured debt which matures on April 15, 2012 and bears a coupon interest rate of 6.875% (the "2012 Notes"). The issue price of the 2012 Notes was 99.310%. Interest is paid semi-annually in arrears on April 15 and October

(Dollars in thousands)

15. The Company also entered into interest rate protection agreements which were used to fix the interest rate on the 2012 Notes prior to issuance. The Company settled the interest rate protection agreements for approximately $1,772 of proceeds, which is included in other comprehensive income. The debt issue discount and the settlement amount of the interest rate protection agreements are being amortized over the life of the 2012 Notes as an adjustment to interest expense. Including the impact of the offering discount and the settlement amount of the interest rate protection agreement, the Company's effective interest rate on the 2012 Notes is 6.85%. The 2012 Notes contain certain covenants, including limitations on incurrence of debt and debt service coverage.

On April 15, 2002, the Company, through the Operating Partnership, issued $50,000 of senior unsecured debt which matures on April 15, 2032 and bears a coupon interest rate of 7.75% (the "2032 Notes"). The issue price of the 2032 Notes was 98.660%. Interest is paid semi-annually in arrears on April 15 and October 15. The debt issue discount is being amortized over the life of the 2032 Notes as an adjustment to interest expense. Including the impact of the offering discount, the Company's effective interest rate on the 2032 Notes is 7.87%. The 2032 Notes contain certain covenants including limitations on incurrence of debt and debt service coverage.

On May 17, 2004, the Company, through the Operating Partnership, exchanged $125,000 of senior unsecured debt which matures on June 1, 2014, and bears a coupon interest rate of 6.42% (the "2014 Notes") for the 2011 PATS and net cash in the amount of $8,877. The issue price of the 2014 Notes was 99.123%. Interest is paid semi-annually in arrears on June 1 and December 1. The debt issue discount of the 2014 Notes is being amortized over the life of the 2014 Notes as an adjustment to interest expense. This exchange is being accounted for under EITF 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments" ("EITF 96-19"). Under EITF 96-19, if the 2011 PATS and the 2014 Notes are not substantially different, the difference between the fair value of the 2011 PATS and the carrying value of the 2011 PATS, as well as the unamortized deferred financing costs of the 2011 PATS on the date of the exchange, is deferred and amortized over the life of the 2014 Notes. The Company is amortizing this amount over the life of the 2014 Notes. Including the impact of the offering discount, the Company's effective interest rate on the 2014 Notes is 6.54%. The 2014 Notes contain certain covenants, including limitations on incurrence of debt and debt service coverage.

On June 14, 2004, the Company, through the Operating Partnership, issued $125,000 of senior unsecured debt which matures on June 15, 2009 and bears a coupon interest rate of 5.25% (the "2009 Notes"). The issue price of the 2009 Notes was 99.826%. Interest is paid semi-annually in arrears on June 15 and December 15. The Company also entered into interest rate protection agreements which were used to fix the interest rate on the 2009 Notes prior to issuance. The Company settled the interest rate protection agreements for approximately $6,657 of proceeds, which is included in other comprehensive income. The debt issue discount and the settlement amount of the interest rate protection agreements are being amortized over the life of the 2009 Notes as an adjustment to interest expense. Including the impact of the offering discount and the settlement amount of the interest rate protection agreement, the Company's effective interest rate on the 2009 Notes is 4.10%. The 2009 Notes contain certain covenants, including limitations on incurrence of debt and debt service coverage.

Unsecured Lines of Credit

In December 1997, the Company entered into a $300,000 unsecured revolving credit facility (the "1997 Unsecured Line of Credit") which bore interest at LIBOR plus .80% or a "Corporate Base Rate" at the Company's election, and provided for interest only payments until maturity. In June 2000, the Company amended the 1997 Unsecured Line of Credit which extended the maturity date to June 30, 2003 and included the right, subject to certain conditions, to increase the aggregate commitment up to $400,000 (the "2000

(Dollars in thousands)

Unsecured Line of Credit"). On September 27, 2002, the Company amended and restated the 2000 Unsecured Line of Credit (the "2002 Unsecured Line of Credit"). On June 11, 2004, the Company, through the Operating Partnership, amended and restated the 2002 Unsecured Line of Credit (the "Unsecured Line of Credit"). The Unsecured Line of Credit matures on September 28, 2007 and bears interest at a floating rate of LIBOR plus .70%, or the Prime Rate, at the Company's election. The net unamortized deferred financing costs related to the 2000 Unsecured Line of Credit and any additional deferred financing costs incurred amending the 2002 Unsecured Line of Credit are being amortized over the life of the Unsecured Line of Credit in accordance with Emerging Issues Task Force Issue 98-14, "Debtor's Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements". The Unsecured Line of Credit contains certain financial covenants relating to debt service coverage, market value net worth, dividend payout ratio and total funded indebtedness.

(Dollars in thousands)

The following table discloses certain information regarding the Company's mortgage loans, senior unsecured debt and unsecured line of credit:

	Outstanding Balance at		Accrued Interest Payable at		Interest Rate at	
	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003	December 31, 2004	Maturity Date
Mortgage Loans Payable, Net						
Assumed Loan I	2,874	3,301	22	—	9.250%	09/01/09
Assumed Loan II	1,995	2,141	15	—	9.250%	01/01/13
Acquisition Mortgage Loan IV	2,037	2,130	15	16	8.950%	10/01/06
Acquisition Mortgage Loan V	2,456(1)	2,529(1)	18	18	9.010%	09/01/06
Acquisition Mortgage Loan VIII	5,461	5,603	38	39	8.260%	12/01/19
Acquisition Mortgage Loan IX	5,664	5,811	39	40	8.260%	12/01/19
Acquisition Mortgage Loan X	16,251(1)	16,754(1)	99	100	8.250%	12/01/10
Acquisition Mortgage Loan XI	—	4,854(1)	—	—	—	—(4)
Acquisition Mortgage Loan XII	2,565(1)	2,623(1)	15	—	7.540%	01/01/12
Acquisition Mortgage Loan XIII	13,862(1)	—	42	—	5.600%	11/10/12
Acquisition Mortgage Loan XIV	6,740(1)	—	13	—	6.940%	07/01/09
Total	$ 59,905	$ 45,746	$ 316	$ 213		
Senior Unsecured Debt, Net						
2005 Notes	$ 50,000	$ 50,000	$ 383	$ 383	6.900%	11/21/05
2006 Notes	150,000	150,000	875	875	7.000%	12/01/06
2007 Notes	149,988(2)	149,982(2)	1,456	1,457	7.600%	05/15/07
2011 PATS	—	99,657(2)	—	942	—	—(3)
2017 Notes	99,876(2)	99,866(2)	625	625	7.500%	12/01/17
2027 Notes	15,053(2)	15,053(2)	138	138	7.150%	05/15/27
2028 Notes	199,815(2)	199,807(2)	7,009	7,009	7.600%	07/15/28
2011 Notes	199,624(2)	199,563(2)	4,343	4,343	7.375%	03/15/11
2012 Notes	198,994(2)	198,856(2)	2,903	2,903	6.875%	04/15/12
2032 Notes	49,390(2)	49,368(2)	818	818	7.750%	04/15/32
2009 Notes	124,806(2)	—	292	—	5.250%	06/15/09
2014 Notes	109,978(2)	—	669	—	6.420%	06/01/14(3)
Total	$1,347,524	$1,212,152	$19,511	$19,493		
Unsecured Line of Credit						
Unsecured Line of Credit	$ 167,500	$ 195,900	$ 549	$ 336	3.518%	09/28/07

(1) At December 31, 2004, the Acquisition Mortgage Loan V, the Acquisition Mortgage Loan X, the Acquisition Mortgage Loan XII, the Acquisition Mortgage Loan XIII and the Acquisition Mortgage Loan XIV includes unamortized premiums of $63, $2,291, $267, $453 and $553, respectively. At December 31, 2003 the Acquisition Mortgage Loan V, the Acquisition Mortgage Loan X, the Acquisition Mortgage Loan XI and the Acquisition Mortgage Loan XII include unamortized premiums of $102, $2,673, $597 and $305 respectively.

(2) At December 31, 2004, the 2007 Notes, 2017 Notes, 2027 Notes, 2028 Notes, 2011 Notes, 2012 Notes, 2032 Notes, 2009 Notes and the 2014 Notes are net of unamortized discounts of $13, $124, $16, $185, $376, $1,006, $610, $194 and $15,023 respectively. At December 31, 2003, the 2007 Notes, 2011 PATS,

(Dollars in thousands)

2017 Notes, 2027 Notes, 2028 Notes, 2011 Notes, 2012 Notes and the 2032 Notes are net of unamortized discounts of $18, $343, $134, $17, $193, $437, $1,144 and $632, respectively.

(3) The 2014 Notes were exchanged on May 17, 2004 for the 2011 PATS and net cash in the amount of $8,877. The Company retired the 2011 PATS.

(4) The Acquisition Mortgage Loan XI was paid off and retired in December 2004.

The following is a schedule of the stated maturities and scheduled principal payments of the mortgage loans, senior unsecured debt and unsecured line of credit, exclusive of premiums and discounts, for the next five years ending December 31, and thereafter:

	Amount
2005	51,876
2006	156,107
2007	319,472
2008	2,133
2009	131,909
Thereafter	927,352
Total	$1,588,849

Fair Value

At December 31, 2004 and 2003, the fair value of the Company's mortgage loans payable, senior unsecured debt, unsecured line of credit and Put Option were as follows:

	December 31, 2004		December 31, 2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Mortgage Loans Payable	$ 59,905	$ 62,876	$ 45,746	$ 48,939
Senior Unsecured Debt	1,347,524	1,503,012	1,212,152	1,332,958
Unsecured Line of Credit (Variable Rate)	167,500	167,500	195,900	195,900
Put Option	—	—	95	16,320
Total	$1,574,929	$1,733,388	$1,453,893	$1,594,117

The fair value of the senior unsecured debt was determined by quoted market prices, if available. The fair values of the Company's senior unsecured debt not valued by quoted market prices, mortgage loans payable and Put Option were determined by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of the variable rate portion of the Unsecured Line of Credit was equal to its carrying value due to the variable interest rate nature of the loan.

Other Comprehensive Income

In conjunction with the prior issuances of senior unsecured debt, the Company entered into interest rate protection agreements to fix the interest rate on anticipated offerings of senior unsecured debt (the "Interest Rate Protection Agreements"). In the next 12 months, the Company will amortize approximately $1,085 of the Interest Rate Protection Agreements into net income as a decrease to interest expense.

(Dollars in thousands)

In March 2004, the Company, through the Operating Partnership, entered into an interest rate protection agreement which fixed the interest rate on a forecasted offering of unsecured debt which it designated as a cash flow hedge. This interest rate protection agreement had a notional value of $73,500, was effective from July 1, 2004 through July 1, 2009 and fixed the LIBOR rate at 3.354%. In conjunction with the offering of the 2009 Notes, the Company settled this interest rate protection agreement and received proceeds in the amount of $3,817, which is recognized in other comprehensive income. The Company is amortizing this settlement amount into net income over the life of the 2009 Notes as an adjustment to interest expense.

In March 2004, the Company, through the Operating Partnership, entered into another interest rate protection agreement which fixed the interest rate on a forecasted offering of unsecured debt which it designated as a cash flow hedge. This interest rate protection agreement had a notional value of $73,500, was effective from August 15, 2004 through August 15, 2009 and fixed the LIBOR rate at 3.326%. In May 2004, the Company reduced the projected amount of the future debt offering and settled $24,500 of this interest rate protection agreement for proceeds in the amount of $1,450 which is recognized in net income. In conjunction with the offering of the 2009 Notes, the Company settled the remaining $49,000 of this interest rate protection agreement and received proceeds in the amount of $2,840, which is recognized in other comprehensive income. The Company is amortizing this settlement amount into net income over the life of the 2009 Notes as an adjustment to interest expense.

In October 2004, the Company, through the Operating Partnership, entered into an interest rate protection agreement which fixed the interest rate on a forecasted offering of unsecured debt which it designated as a cash flow hedge. This interest rate protection agreement had a notional value of $48,980, was effective from January 5, 2005 through January 5, 2010 and fixed the LIBOR rate at 3.909%. In November 2004, the Company settled the interest rate protection agreement for $310 due to a delay in the forecasted debt issuance date. Hedge ineffectiveness in the amount of $133, due to a mismatch in dates, was recognized in net income. The remaining $159 is included in other comprehensive income and will be amortized over the term of the forecasted debt issuance. In the event that $50,000 of debt is not issued by December 10, 2005, the balance in other comprehensive income will be reclassified into net income immediately.

6. Stockholders' Equity

Preferred Stock

On May 14, 1997, the Company issued 4,000,000 Depositary Shares, each representing 1/100th of a share of the Company's 8¾%, $.01 par value, Series B Cumulative Preferred Stock (the "Series B Preferred Stock"), at an initial offering price of $25 per Depositary Share. On or after May 14, 2002, the Series B Preferred Stock became redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $25 per Depositary Share, or $100,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. On April 12, 2002, the Company called for the redemption of all of its outstanding Series B Preferred Stock at the price of $25 per Depositary Share, plus accrued and unpaid dividends. The Company redeemed the Series B Preferred Stock on May 14, 2002 and paid a prorated second quarter dividend of $.26736 per Depositary Share, totaling approximately $1,069. In accordance with the Securities and Exchange Commission's July 31, 2003 clarification on Emerging Issues Task Force Abstract, Topic No. D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock" ("EITF D-42"), due to the redemption of the Series B Preferred Stock, the initial offering costs associated with the issuance of the Series B Preferred Stock of $3,707 were reflected as a deduction from net income to arrive at net income available to common stockholders in determining earnings per share for the year ended December 31, 2002.

On June 6, 1997, the Company issued 2,000,000 Depositary Shares, each representing 1/100th of a share of the Company's 8⅝%, $.01 par value, Series C Cumulative Preferred Stock (the "Series C Preferred

(Dollars in thousands)

Stock"), at an initial offering price of $25 per Depositary Share. Dividends on the Series C Preferred Stock, represented by the Depositary Shares, are cumulative from the date of initial issuance and are payable quarterly in arrears. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series C Preferred Stock ranks senior to payments on the Company's Common Stock and pari passu with the Company's Series F Preferred Stock (hereinafter defined) and Series G Preferred Stock (hereinafter defined). The Series C Preferred Stock is not redeemable prior to June 6, 2007. On or after June 6, 2007, the Series C Preferred Stock is redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $25 per Depositary Share, or $50,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series C Preferred Stock has no stated maturity and is not convertible into any other securities of the Company.

On February 4, 1998, the Company issued 5,000,000 Depositary Shares, each representing 1/100th of a share of the Company's 7.95%, $.01 par value, Series D Cumulative Preferred Stock (the "Series D Preferred Stock"), at an initial offering price of $25 per Depositary Share. On or after February 4, 2003, the Series D Preferred Stock became redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $25 per Depositary Share, or $125,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Company redeemed the Series D Preferred Stock on June 7, 2004 at a redemption price of $25.00 per Depositary Share, and paid a prorated second quarter dividend of $.36990 per Depositary Share, totaling approximately $1,850. In accordance with EITF D-42, due to the redemption of the Series D Preferred Stock, the initial offering costs associated with the issuance of the Series D Preferred Stock of $4,467 were reflected as a deduction from net income to arrive at net income available to common stockholders in determining earnings per share for the year ended December 31, 2004.

On March 18, 1998, the Company issued 3,000,000 Depositary Shares, each representing 1/100th of a share of the Company's 7.90%, $.01 par value, Series E Cumulative Preferred Stock (the "Series E Preferred Stock"), at an initial offering price of $25 per Depositary Share. On or after March 18, 2003, the Series E Preferred Stock became redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $25 per Depositary Share, or $75,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Company redeemed the Series E Preferred Stock on June 7, 2004 at a redemption price of $25.00 per Depositary Share, and paid a prorated second quarter dividend of $.36757 per Depositary Share, totaling approximately $1,103. In accordance with EITF D-42, due to the redemption of the Series E Preferred Stock, the initial offering costs associated with the issuance of the Series E Preferred Stock of $2,892 were reflected as a deduction from net income to arrive at net income available to common stockholders in determining earnings per share for the year ended December 31, 2004.

On May 27, 2004, the Company issued 50,000 Depositary Shares, each representing 1/100th of a share of the Company's 6.236%, $.01 par value, Series F Flexible Cumulative Redeemable Preferred Stock (the "Series F Preferred Stock"), at an initial offering price of $1,000.00 per Depositary Share. Dividends on the Series F Preferred Stock are cumulative from the date of initial issuance and are payable semi-annually in arrears for the period from the date of original issuance through March 31, 2009 (the "Series F Initial Fixed Rate Period"), commencing on September 30, 2004, at a rate of 6.236% per annum of the liquidation preference (the "Series F Initial Distribution Rate") (equivalent to $62.36 per Depositary Share). On or after March 31, 2009, the Series F Initial Distribution Rate is subject to reset, at the Company's option, subject to certain conditions and parameters, at fixed or floating rates and periods. Fixed rates and periods will be determined through a remarketing procedure. Floating rates during floating rate periods will equal 2.375% (the initial credit spread), plus the greater of (i) the 3-month LIBOR Rate, (ii) the 10-year Treasury CMT Rate (as defined in the Articles Supplementary), and (iii) the 30-year Treasury CMT Rate (the adjustable rate) (as defined in the Articles Supplementary), reset quarterly. Dividends on the Series F Preferred Stock are payable semi-annually in arrears for fixed rate periods subsequent to the Series F Initial Fixed Rate Period and quarterly in arrears for floating rate periods. With respect to the payment of dividends and amounts upon

(Dollars in thousands)

liquidation, dissolution or winding up, the Series F Preferred Stock ranks senior to payments on the Company's Common Stock and pari passu with the Company's Series C Preferred Stock and Series G Preferred Stock (hereinafter defined). On or after March 31, 2009, subject to any conditions on redemption applicable in any fixed rate period subsequent to the Series F Initial Fixed Rate Period, the Series F Preferred Stock is redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $1,000.00 per Depositary Share, or $50,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series F Preferred Stock has no stated maturity and is not convertible into any other securities of the Company.

On May 27, 2004, the Company issued 25,000 Depositary Shares, each representing 1/100th of a share of the Company's 7.236%, $.01 par value, Series G Flexible Cumulative Redeemable Preferred Stock (the "Series G Preferred Stock"), at an initial offering price of $1,000.00 per Depositary Share. Dividends on the Series G Preferred Stock are cumulative from the date of initial issuance and are payable semi-annually in arrears for the period from the date of original issuance of the Series G Preferred Stock through March 31, 2014 (the "Series G Initial Fixed Rate Period"), commencing on September 30, 2004, at a rate of 7.236% per annum of the liquidation preference (the "Series G Initial Distribution Rate") (equivalent to $72.36 per Depositary Share). On or after March 31, 2014, the Series G Initial Distribution Rate is subject to reset, at the Company's option, subject to certain conditions and parameters, at fixed or floating rates and periods. Fixed rates and periods will be determined through a remarketing procedure. Floating rates during floating rate periods will equal 2.500% (the initial credit spread), plus the greater of (i) the 3-month LIBOR Rate, (ii) the 10-year Treasury CMT Rate (as defined in the Articles Supplementary), and (iii) the 30-year Treasury CMT Rate (the adjustable rate) (as defined in the Articles Supplementary), reset quarterly. Dividends on the Series G Preferred Stock are payable semi-annually in arrears for fixed rate periods subsequent to the Series G Initial Fixed Rate Period and quarterly in arrears for floating rate periods. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series G Preferred Stock ranks senior to payments on the Company's Common Stock and pari passu with the Company's Series C Preferred Stock and Series F Preferred Stock. On or after March 31, 2014, subject to any conditions on redemption applicable in any fixed rate period subsequent to the Series G Initial Fixed Rate Period, the Series G Preferred Stock is redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $1,000.00 per Depositary Share, or $25,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series G Preferred Stock has no stated maturity and is not convertible into any other securities of the Company.

On June 2, 2004, the Company issued 500 shares of 2.965%, $.01 par value, Series H Flexible Cumulative Redeemable Preferred Stock (the "Series H Preferred Stock"), at an initial offering price of $250,000.00 per share. On or after July 2, 2004, the Series H Preferred Stock became redeemable for cash at the option of the Company, in whole but not in part, at a redemption price equivalent, initially, to $242,875.00 per share, plus accrued and unpaid dividends. The Company redeemed the Series H Preferred Stock on July 2, 2004 and paid a prorated second and third quarter dividend of $629.555 per share, totaling approximately $315. In accordance with EITF D-42, due to the redemption of the Series H Preferred Stock, the initial offering costs associated with the issuance of the Series H Preferred Stock of $600 is reflected as a deduction from net income to arrive at net income available to common stockholders in determining earnings per share for the year ended December 31, 2004.

(Dollars in thousands)

The following table summarizes certain information regarding the Company's preferred stock:

	Stated Value at		Initial Dividend Rate	Optional Redemption Date
	December 31, 2004	December 31, 2003		
Series C Preferred Stock	$ 50,000	$ 50,000	8.625%	6/6/07
Series D Preferred Stock	—	125,000	7.950%	(1)
Series E Preferred Stock	—	75,000	7.900%	(2)
Series F Preferred Stock	50,000	—	6.236%	3/31/09
Series G Preferred Stock	25,000	—	7.236%	3/31/14
Total	$125,000	$250,000		

(1) The Series D Preferred Stock was redeemed on June 7, 2004.

(2) The Series E Preferred Stock was redeemed on June 7, 2004.

Shares of Common Stock

On September 16, 2004, the Company and the Operating Partnership entered into a sales agreement to sell up to 3,900,000 shares of the Company's common stock from time to time with Cantor Fitzgerald & Co., as sales agent, in a controlled equity offering program. During the year ended December 31, 2004, the Company issued 1,333,600 shares of common stock under the controlled equity offering program and received net proceeds of $48,820.

(Dollars in thousands)

The following table is a roll-forward of the Company's shares of common stock outstanding for the three years ended December 31, 2004:

	Shares of Common Stock Outstanding
Balance at December 31, 2001	38,904,687
Issuance of Common Stock and Stock Option Exercises	572,677
Issuance of Restricted Stock Shares	93,980
Repurchase and Retirement of Restricted Stock Shares	(60,419)
Purchase of Treasury Shares	(1,091,500)
Conversion of Operating Partnership Units	178,896
Balance at December 31, 2002	38,598,321
Issuance of Common Stock and Stock Option Exercises	542,744
Issuance of Restricted Stock Shares	704,844
Repurchase and Retirement of Restricted Stock Shares	(66,183)
Purchase of Treasury Shares	(37,300)
Conversion of Operating Partnership Units	107,944
Balance at December 31, 2003	39,850,370
Issuance of Common Stock and Stock Option Exercises	2,621,082
Issuance of Restricted Stock Shares	216,617
Repurchase and Retirement of Restricted Stock Shares	(102,076)
Conversion of Operating Partnership Units	248,098
Balance at December 31, 2004	42,834,091

Non-Qualified Employee Stock Options

For the year ended December 31, 2004, certain employees of the Company exercised 1,287,482 non-qualified employee stock options. Net proceeds to the Company were approximately $37,301.

For the year ended December 31, 2003, certain employees of the Company exercised 531,473 non-qualified employee stock options. Net proceeds to the Company were approximately $14,799.

For the year ended December 31, 2002, certain employees of the Company exercised 561,418 non-qualified employee stock options. Net proceeds to the Company were approximately $15,895.

Restricted Stock

During the years ended December 31, 2004, 2003, and 2002 the Company awarded 216,617, 704,844 and 93,980 restricted shares of common stock, respectively, to certain employees and certain directors of the Company. See Note 13.

Treasury Stock:

In March 2000, the Company's Board of Directors approved the repurchase of up to $100,000 of the Company's common stock. The Company may make purchases from time to time, if price levels warrant, in the open market or in privately negotiated transactions. During the year ended December 31, 2003, the

(Dollars in thousands)

Company repurchased 37,300 shares of its common stock at a weighted average price of approximately $26.73 per share. During the year ended December 31, 2002, the Company repurchased 1,091,500 shares of its common stock at a weighted average price of approximately $27.02 per share.

Shareholders' Rights Plan

On September 4, 1997, the Board of Directors of the Company declared a dividend distribution of one Preferred Share Purchase Right ("Right") for each outstanding share of Common Stock. The dividend distribution was made on October 20, 1997 to stockholders of record as of the close of business on October 19, 1997. In addition, a Right will attach to each share of Common Stock issued in the future. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Junior Participating Preferred Stock (the "Junior Preferred Stock"), at a price of $125 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The Rights become exercisable only if a person or group of affiliated or associated persons (an "Acquiring Person") acquires, or obtains the right to acquire, beneficial ownership of Common Stock or other voting securities ("Voting Stock") that have 15% or more of the voting power of the outstanding shares of Voting Stock, or if an Acquiring Person commences or makes an announcement of an intention to commence a tender offer or exchange offer to acquire beneficial ownership of Voting Stock that have 15% or more of the voting power of the outstanding shares of Voting Stock. The Rights will expire on October 19, 2007, unless redeemed earlier by the Company at $.001 per Right, or exchanged by the Company at an exchange ratio of one share of Common Stock per Right.

In the event that a person becomes an Acquiring Person, each holder of a Right, other than the Acquiring Person, is entitled to receive, upon exercise, (1) Common Stock having a value equal to two times the Purchase Price of the Right or (2) common stock of the acquiring company having a value equal to two times the Purchase Price of the Right.

The Junior Preferred Stock ranks junior to all other series of the Company's preferred stock with respect to payment of dividends and as to distributions of assets in liquidation. Each share of Junior Preferred Stock has a quarterly dividend rate per share equal to the greater of $1.00 or 100 times the per share amount of any dividend (other than a dividend payable in shares of Common Stock or a subdivision of the Common Stock) declared on the Common Stock, subject to certain adjustments. In the event of liquidation, the holder of the Junior Preferred Stock is entitled to receive a preferred liquidation payment per share of $1.00 (plus accrued and unpaid dividends) or, if greater, an amount equal to 100 times the payment to be made per share of Common Stock, subject to certain adjustments.

(Dollars in thousands)

Dividends/Distributions

The following table summarizes dividends/distributions accrued for the past three years:

	Year Ended 2004		Year Ended 2003		Year Ended 2002	
	Dividend/ Distribution per Share/ Unit	Total Dividend/ Distribution	Dividend/ Distribution per Share/ Unit	Total Dividend/ Distribution	Dividend/ Distribution per Share/ Unit	Total Dividend/ Distribution
Common Stock/Operating Partnership Units	$ 2.7500	$132,585	$ 2.7400	$126,699	$ 2.7250	$125,785
Series B Preferred Stock	$ —	$ —	$ —	$ —	$ 81.4240	$ 3,256
Series C Preferred Stock	$ 215.6240	$ 4,313	$215.6240	$ 4,313	$215.6240	$ 4,313
Series D Preferred Stock	$ 86.6780	$ 4,334	$198.7480	$ 9,937	$198.7480	$ 9,937
Series E Preferred Stock	$ 86.1320	$ 2,585	$197.5000	$ 5,926	$197.5000	$ 5,926
Series F Preferred Stock	$3,724.2800	$ 1,861	$ —	$ —	$ —	$ —
Series G Preferred Stock	$4,321.5000	$ 1,080	$ —	$ —	$ —	$ —
Series H Preferred Stock	$ 629.5550	$ 315	$ —	$ —	$ —	$ —

7. Acquisition and Development of Real Estate

In 2004, the Company acquired 79 industrial properties comprising, in the aggregate, approximately 9.2 million square feet (unaudited) of GLA and several land parcels for a total purchase price of approximately $402,388, excluding costs incurred in conjunction with the acquisition of the properties. The Company also substantially completed development of 11 properties comprising approximately 2.3 million square feet (unaudited) of GLA at a cost of approximately $80,241. The Company reclassed the costs of the substantially completed developments from construction in progress to building, tenant improvements and leasing commissions.

In 2003, the Company acquired 64 industrial properties comprising, in the aggregate, approximately 6.6 million square feet (unaudited) of GLA and several land parcels for a total purchase price of approximately $230,391, excluding costs incurred in conjunction with the acquisition of the properties. The Company also substantially completed development of 33 properties comprising approximately 3.2 million square feet (unaudited) of GLA at a cost of approximately $156,268. The Company reclassed the costs of the substantially completed developments from construction in progress to building, tenant improvements and leasing commissions.

8. Sale of Real Estate, Real Estate Held for Sale and Discontinued Operations

In 2004, the Company sold 97 industrial properties comprising approximately 7.4 million square feet (unaudited) of GLA and several land parcels. Gross proceeds from the sales of the 97 industrial properties and several land parcels were approximately $424,878. The gain on sale of real estate, net of income taxes was approximately $91,242, of which $79,811 is shown in discontinued operations. Ninety-two of the 97 sold industrial properties meet the criteria established by FAS 144 to be included in discontinued operations. Therefore, in accordance with FAS 144, the results of operations and gain on sale of real estate, net of income taxes for the 92 sold industrial properties that meet the criteria established by FAS 144 are included in discontinued operations. The results of operations and gain on sale of real estate, net of income taxes for the five industrial properties and several land parcels that do not meet the criteria established by FAS 144 are included in continuing operations.

(Dollars in thousands)

At December 31, 2004, the Company had nine industrial properties comprising approximately 1.7 million square feet (unaudited) of GLA held for sale. In accordance with FAS 144, the results of operations of the nine industrial properties held for sale at December 31, 2004 are included in discontinued operations. There can be no assurance that such industrial properties held for sale will be sold.

In 2003, the Company sold 130 industrial properties comprising approximately 7.4 million square feet (unaudited) of GLA and several land parcels. Ten of the 130 sold properties comprising approximately 1.4 million square feet (unaudited) of GLA were sold to the December 2001 Joint Venture. Gross proceeds from the sales of the 130 industrial properties and several land parcels were approximately $394,382. The gain on sale of real estate, net of income taxes was approximately $91,081, of which $77,636 is shown in discontinued operations. In accordance with FAS 144, the results of operations and gain on sale of real estate, net of income taxes for the 120 of the 130 sold properties are included in discontinued operations.

In 2002, the Company sold 86 industrial properties comprising approximately 8.5 million square feet (unaudited) of GLA that were not classified as held for sale at December 31, 2001, 12 industrial properties comprising approximately .9 million square feet (unaudited) of GLA that were classified as held for sale at December 31, 2001, 16 industrial properties comprising approximately 2.5 million square feet (unaudited) of GLA that were sold to the December 2001 Joint Venture, and several land parcels, and assigned to third parties the right to purchase certain properties. Gross proceeds from these sales were approximately $473,511. The gain on sale of real estate, net of income taxes was approximately $69,892, of which $56,810 is shown in discontinued operations. In accordance with FAS 144, the results of operations and gain on sale of real estate, net of income taxes for the 86 of the 114 sold industrial properties that were not identified as held for sale at December 31, 2001 and the gain associated with the assignment to third parties of the right to purchase certain properties are included in discontinued operations.

The following table discloses certain information regarding the industrial properties included in discontinued operations by the Company for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,		
		Restated	
	2004	2003	2002
Total Revenues	$23,381	$ 53,744	$ 83,353
Operating Expenses	(7,414)	(17,319)	(24,567)
Depreciation and Amortization	(5,408)	(11,441)	(16,119)
Provision for Income Taxes	(1,690)	(1,354)	(947)
Gain on Sale of Real Estate, Net of Income Taxes	79,811	77,636	56,810
Income from Discontinued Operations	$88,680	$101,266	$ 98,530

In conjunction with certain property sales, the Company provided seller financing. At December 31, 2004, 2003 and 2002, the Company had mortgage notes receivable and accrued interest outstanding of approximately $36,075, $52,920 and $84,675, respectively, which is included as a component of prepaid expenses and other assets. Also, in December 2004, the Company sold $18,419 of its notes receivable to a third party for par.

FIRST INDUSTRIAL REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

9. Supplemental Information to Statements of Cash Flows

Supplemental disclosure of cash flow information:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Interest paid, net of capitalized interest	$ 98,910	$ 95,595	$ 87,723
Interest capitalized	$ 1,304	$ 761	$ 7,792
Income Taxes Paid	$ 7,936	$ 1,367	$ 3,905
Supplemental schedule of noncash investing and financing activities:			
Distribution payable on common stock/units	$ 34,255	$ 31,889	$ 31,106
Distribution payable on preferred stock	$ 1,232	$ —	$ —
Exchange of units for common shares:			
Minority interest	$ (6,195)	$ (2,750)	$ (4,616)
Common stock	3	1	2
Additional paid-in-capital	6,192	2,749	4,614
	$ —	$ —	$ —
In conjunction with the property and land acquisitions, the following assets and liabilities were assumed:			
Purchase of real estate	$402,388	$230,391	$239,408
Operating partnership units	—	—	(633)
Deferred purchase price	—	(10,425)	—
Accounts payable and accrued expenses	(3,231)	(2,193)	(2,504)
Mortgage debt	(18,244)	(20,751)	(11,844)
Acquisition of real estate	$380,913	$197,022	$224,427
In conjunction with certain property sales, the Company provided seller financing:			
Notes receivable	$ 92,146	$ 46,372	$ 78,227

(Dollars in thousands except per share data)

10. Earnings Per Share ("EPS")

The computation of basic and diluted EPS is presented below.

	Year Ended December 31, 2004	Restated Year Ended December 31, 2003	Restated Year Ended December 31, 2002
Numerator:			
Income from Continuing Operations	$ 24,230	$ 15,959	$ 25,315
Gain on Sale of Real Estate, Net of Minority Interest and Income Tax	9,863	11,464	11,123
Less: Preferred Stock Dividends	(14,488)	(20,176)	(23,432)
Less: Redemption of Preferred Stock	(7,959)	—	(3,707)
Income from Continuing Operations Available to Common Stockholders, Net of Minority Interest — For Basic and Diluted EPS	11,646	7,247	9,299
Discontinued Operations, Net of Minority Interest and Income Tax	76,513	86,350	83,770
Net Income Available to Common Stockholders — For Basic and Diluted EPS	$ 88,159	$ 93,597	$ 93,069
Denominator:			
Weighted Average Shares — Basic	40,557,053	38,541,571	38,927,282
Effect of Dilutive Securities:			
Employee and Director Common Stock Options	227,423	91,599	201,868
Employee and Director Shares of Restricted Stock	103,551	29,561	36,327
Weighted Average Shares — Diluted	40,888,027	38,662,731	39,165,477
Basic EPS:			
Income from Continuing Operations Available to Common Stockholders, Net of Minority Interest	$ 0.29	$ 0.19	$ 0.24
Discontinued Operations, Net of Minority Interest and Income Tax	$ 1.89	$ 2.24	$ 2.15
Net Income Available to Common Stockholders	$ 2.17	$ 2.43	$ 2.39
Diluted EPS:			
Income from Continuing Operations Available to Common Stockholders, Net of Minority Interest	$ 0.28	$ 0.19	$ 0.24
Discontinued Operations, Net of Minority Interest and Income Tax	$ 1.87	$ 2.23	$ 2.14
Net Income Available to Common Stockholders	$ 2.16	$ 2.42	$ 2.38

(Dollars in thousands except per share data)

11. Income Taxes

For income tax purposes, distributions paid to common shareholders are classified as ordinary income, capital gain or return of capital. For the three years ended December 31, 2004, 2003 and 2002, the distributions per common share were classified as follows:

	2004	As a Percentage of Distributions	2003	As a Percentage of Distributions	2002	As a Percentage of Distributions
Ordinary income	$ .3622	13.17%	$1.1516	42.03%	$1.1489	42.16%
Short-term capital gains	.0423	1.54%	—	—	.1218	4.47%
Long-term capital gains	.8654	31.47%	.6173	22.53%	.3845	14.11%
Unrecaptured Section 1250 gain	.2503	9.10%	.2666	9.73%	.2515	9.23%
Return of capital	1.2298	44.72%	.7045	25.71%	.8183	30.03%
	$2.7500	100.00%	$2.7400	100.00%	$2.7250	100.00%

For income tax purposes, distributions paid to preferred shareholders are classified as ordinary income, capital gain and return of capital. For the three years ended December 31, 2004, 2003 and 2002, the preferred distributions per share were classified as follows:

	2004	As a Percentage of Distributions	2003	As a Percentage of Distributions	2002	As a Percentage of Distributions
Ordinary income	$ .9249	23.81%	$3.4614	56.57%	$6.9335	100.00%
Short-term capital gains	.1080	2.78%	—	—	—	—
Long-term capital gains	2.2119	56.94%	1.8558	30.33%	—	—
Unrecaptured Section 1250 gain	.6398	16.47%	.8016	13.10%	—	—
	$3.8846	100.00%	$6.1188	100.00%	$6.9335	100.00%

The components of income tax (expense) benefit for the Company's taxable REIT subsidiary for the years ended December 31, 2004, 2003 and 2002 are comprised of the following:

	2004	2003	2002
Current:			
Federal	$(8,074)	$(873)	$(3,304)
State	(1,654)	(218)	(932)
Deferred:			
Federal	1,070	391	445
State	219	98	125
	$(8,439)	$(602)	$(3,666)

(Dollars in thousands)

Deferred income taxes represent the tax effect of the temporary differences between the book and tax basis of assets and liabilities. Deferred tax assets (liabilities) include the following as of December 31, 2004, 2003 and 2002:

	2004	2003	2002
Fixed assets	$2,012	$ 310	$ 41
Prepaid rent	323	149	112
Capitalized general and administrative expense under 263(A)	818	576	847
Deferred losses/gains	334	1,054	590
Capitalized interest under 263(A)	—	117	—
Total deferred tax assets	$3,487	$2,206	$1,590
Straight-line rent	(430)	(438)	(311)
Total deferred tax liabilities	$ (430)	$ (438)	$ (311)
Total net deferred tax asset	$3,057	$1,768	$1,279

The Company does not have any net operating loss carryforwards or tax credit carryforwards.

The Company's components of income tax (expense) benefit for the years ended December 31, 2004, 2003 and 2002 are as follows:

		Restated	
	2004	2003	2002
Tax expense associated with income from operations on sold properties which is included in discontinued operations	$(1,690)	$(1,354)	$ (947)
Tax expense associated with gains and losses on the sale of real estate which is included in discontinued operations	(8,434)	(1,850)	(1,513)
Tax expense associated with gains and losses on the sale of real estate	(5,324)	(2,348)	(3,394)
Income tax benefit ($850 provision for income tax included in Equity in Income from Joint Ventures for 2004)	7,009	4,950	2,188
Income tax expense	$(8,439)	$ (602)	$(3,666)

The income tax benefit (expense) pertaining to income from continuing operations and gain on sale of real estate differs from the amounts computed by applying the applicable federal statutory rate as follows:

	2004	2003	2002
Tax benefit (expense) at Federal rate related to continuing operations	1,499	2,026	(1,057)
State Tax benefit (expense), net of Federal benefit (expense)	186	337	(173)
Meals and Entertainment	(16)	(12)	(16)
Prior year provision to return adjustments	10	205	—
Other	6	46	40
Income tax benefit (expense)	1,685	2,602	(1,206)

(Dollars in thousands)

In the consolidated statements of operations for the years ended December 31, 2003 and 2002 most recently presented on the Company's Form 8-K filed July 30, 2004, the Company classified its entire tax provision to income from discontinued operations. Based on a review of its presentation of income taxes under FAS 109, the Company has reconsidered such presentation and determined that the Company's income tax provision should be allocated between income from continuing operations, income from discontinued operations and gain on sale of real estate. The columns titled "Restatement of Benefit (Expense) for Income Tax" reflect the FAS 109 adjustments to restate the consolidated statements of operations for the years ended December 31, 2003 and 2002 reflected in the Form 8-K filed on July 30, 2004. The columns titled "Adjustment for Discontinued Operations" reflect the adjustments to reconcile the restated consolidated statements of operations to the consolidated statements of operations in the 2004 Form 10-K. These adjustments reflect the reclassification of operations and gain on sale of real estate to discontinued operations for properties sold in 2004 that meet the criteria of FAS 144 as well as adjustments to properly allocate the income tax provision/benefit between income from continuing operations, income from discontinued operations and gain on sale of real estate due to the FAS 144 reclassifications.

Restatements of Consolidated Statements of Operations

	For the Year Ended December 31, 2003				
	As Previously Reported on Form 8-K Filed July 30, 2004	Restatement of Benefit (Expense) for Income Tax	Restated Amounts	Adjustment for Discontinued Operations	As Reported on 2004 Form 10-K
Income from Continuing Operations Before Income Tax Benefit, Equity in Income of Joint Ventures, Net and Income Allocated to Minority Interest	19,801		19,801	(9,893)	9,908
Income Tax Benefit	—	4,322	4,322	628	4,950
Equity in Income of Joint Ventures, Net of Income Taxes	539		539		539
Minority Interest Allocable to Continuing Operations	(166)	(634)	(800)	1,362	562
Income from Continuing Operations	20,174	3,688	23,862	(7,903)	15,959
Income from Discontinued Operations (Including Gain on Sale of Real Estate of $77,636, Net of Income Taxes), Net of Income Taxes	94,163	(1,983)	92,180	9,086	101,266
Minority Interest Allocable to Discontinued Operations	(13,870)	289	(13,581)	(1,335)	(14,916)
Income Before Gain on Sale of Real Estate	100,467	1,994	102,461	(152)	102,309
Gain on Sale of Real Estate, Net of Income Taxes	15,605	(2,339)	13,266	179	13,445
Minority Interest Allocable to Gain on Sale of Real Estate	(2,299)	345	(1,954)	(27)	(1,981)
Net Income	113,773	—	113,773	—	113,773
Less: Preferred Stock Dividends	(20,176)	—	(20,176)	—	(20,176)
Net Income Available to Common Stockholders	$ 93,597	$ —	$ 93,597	$ —	$ 93,597
Basic Earnings Per Share:					
Income from Continuing Operations	$ 0.35	$ 0.04	$ 0.39	$ (0.20)	$ 0.19
Income from Discontinued Operations	$ 2.08	$ (0.04)	$ 2.04	$ 0.20	$ 2.24
Net Income Available to Common Stockholders	$ 2.43	$ —	$ 2.43	$ —	$ 2.43

FIRST INDUSTRIAL REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

	For the Year Ended December 31, 2003				
	As Previously Reported on Form 8-K Filed July 30, 2004	Restatement of Benefit (Expense) for Income Tax	Restated Amounts	Adjustment for Discontinued Operations	As Reported on 2004 Form 10-K
Weighted Average Shares Outstanding	38,542		38,542		38,542
Diluted Earnings Per Share:					
Income from Continuing Operations	$ 0.34	$ 0.04	$ 0.39	$ (0.20)	$ 0.19
Income from Discontinued Operations	$ 2.08	$ (0.04)	$ 2.03	$ 0.20	$ 2.23
Net Income Available to Common Stockholders	$ 2.42	$ —	$ 2.42	$ —	$ 2.42
Weighted Average Shares Outstanding	38,663		38,663		38,663

	For the Year Ended December 31, 2002				
	As Previously Reported on Form 8-K Filed July 30, 2004	Restatement of Benefit (Expense) for Income Tax	Restated Amounts	Adjustment for Discontinued Operations	As Reported on 2004 Form 10-K
Income from Continuing Operations Before Income Tax Benefit, Equity in Income of Joint Ventures, Net and Income Allocated to Minority Interest	31,920		31,920	(9,608)	22,312
Income Tax Benefit	—	1,815	1,815	373	2,188
Equity in Income of Joint Ventures, Net of Income Taxes	463		463		463
Minority Interest Allocable to Continuing Operations	(758)	(273)	(1,031)	1,383	352
Income from Continuing Operations	31,625	1,542	33,167	(7,852)	25,315
Income from Discontinued Operations (Including Gain on Sale of Real Estate of $56,810, Net of Income Taxes), Net of Income Taxes	87,716	1,579	89,295	9,235	98,530
Minority Interest Allocable to Discontinued Operations	(13,141)	(236)	(13,377)	(1,383)	(14,760)
Income Before Gain on Sale of Real Estate	106,200	2,885	109,085	—	109,085
Gain on Sale of Real Estate, Net of Income Taxes	16,476	(3,394)	13,082		13,082
Minority Interest Allocable to Gain on Sale of Real Estate	(2,468)	509	(1,959)	—	(1,959)
Net Income	120,208	—	120,208	—	120,208
Less: Preferred Stock Dividends	(23,432)	—	(23,432)	—	(23,432)
Less: Redemption of Preferred Stock	(3,707)	—	(3,707)	—	(3,707)
Net Income Available to Common Stockholders	$ 93,069	$ —	$ 93,069	$ —	$ 93,069
Basic Earnings Per Share:					
Income from Continuing Operations	$ 0.48	$(0.03)	$ 0.44	$(0.20)	$ 0.24
Income from Discontinued Operations	$ 1.92	$ 0.03	$ 1.95	$ 0.20	$ 2.15
Net Income Available to Common Stockholders	$ 2.39	$ —	$ 2.39	$ —	$ 2.39
Weighted Average Shares Outstanding	38,927		38,927		38,927

(Dollars in thousands)

	For the Year Ended December 31, 2002				
	As Previously Reported on Form 8-K Filed July 30, 2004	Restatement of Benefit (Expense) for Income Tax	Restated Amounts	Adjustment for Discontinued Operations	As Reported on 2004 Form 10-K
Diluted Earnings Per Share:					
Income from Continuing Operations	$ 0.47	$(0.03)	$ 0.44	$(0.20)	$ 0.24
Income from Discontinued Operations	$ 1.90	$ 0.03	$ 1.94	$ 0.20	$ 2.14
Net Income Available to Common Stockholders	$ 2.38	$ —	$ 2.38	$ —	$ 2.38
Weighted Average Shares Outstanding	39,165		39,165		39,165

12. Future Rental Revenues

The Company's properties are leased to tenants under net and semi-net operating leases. Minimum lease payments receivable, excluding tenant reimbursements of expenses, under non-cancelable operating leases in effect as of December 31, 2004 are approximately as follows:

2005	224,859
2006	179,898
2007	137,536
2008	101,308
2009	70,592
Thereafter	255,538
Total	$969,731

13. Employee Benefit Plans

The Company maintains three stock incentive plans (the "Stock Incentive Plans") which are administered by the Compensation Committee of the Board of Directors. There are approximately 10.0 million shares reserved under the Stock Incentive Plans. Only officers and other employees of the Company and its affiliates generally are eligible to participate in the Stock Incentive Plans. However, Independent Directors of the Company have received automatic annual grants of options to purchase 10,000 shares at a per share exercise price equal to the fair market value of a share on the date of grant.

(In thousands except per share data)

The Stock Incentive Plans authorize (i) the grant of stock options that qualify as incentive stock options under Section 422 of the Code, (ii) the grant of stock options that do not so qualify, (iii) restricted stock awards, (iv) performance share awards and (v) dividend equivalent rights. The exercise price of the stock options is determined by the Compensation Committee. Special provisions apply to awards granted under the Stock Incentive Plans in the event of a change in control in the Company. As of December 31, 2004, stock options and restricted stock covering 1.9 million shares were outstanding and 2.8 million shares were available under the Stock Incentive Plans. The outstanding stock options generally vest over one to three year periods and have lives of ten years. Stock option transactions are summarized as follows:

	Shares	Weighted Average Exercise Price	Exercise Price Per Share
Outstanding at December 31, 2001	2,949,445	$29.55	$ 18.25-$33.125
Granted	945,600	$30.72	$ 30.53-$33.15
Exercised	(561,418)	$28.32	$ 22.75-$33.125
Expired or Terminated	(190,992)	$30.52	$25.125-$33.125
Outstanding at December 31, 2002	3,142,635	$30.06	$ 18.25-$33.15
Exercised	(531,473)	$27.99	$ 20.25-$33.13
Expired or Terminated	(107,149)	$31.34	$ 25.13-$33.13
Outstanding at December 31, 2003	2,504,013	$30.45	$ 18.25-$33.15
Exercised	(1,663,652)	$30.33	$ 18.25-$33.15
Expired or Terminated	(16,940)	$30.17	$ 22.75-$33.13
Outstanding at December 31, 2004	823,421	$30.74	$ 18.25-$33.15

The following table summarizes currently outstanding and exercisable options as of December 31, 2004:

Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$18.25-$27.69	87,170	2.6	$24.83	87,170	$24.83
$30.00-$33.15	736,251	6.0	$31.43	622,356	$31.54

In September 1994, the Board of Directors approved and the Company adopted a 401(k)/Profit Sharing Plan. Under the Company's 401(k)/Profit Sharing Plan, all eligible employees may participate by making voluntary contributions. The Company may make, but is not required to make, matching contributions. For the years ended December 31, 2004, 2003 and 2002, the Company made matching contributions of approximately $269, $109, and $99, respectively.

During 2004, the Company awarded 206,117 shares of restricted Common Stock to certain employees and 10,500 shares of restricted Common Stock to certain Directors. These restricted shares of Common Stock had a fair value of approximately $8,379 on the date of grant. The restricted Common Stock vests over a period from one to ten years. Compensation expense will be charged to earnings over the vesting period.

During 2003, the Company awarded 692,888 shares of restricted Common Stock to certain employees and 11,956 shares of restricted Common Stock to certain Directors. These restricted shares of Common Stock had a fair value of approximately $20,640 on the date of grant. The restricted Common Stock vests over a period from one to ten years. Compensation expense will be charged to earnings over the vesting period.

(Dollars in thousands)

During 2002, the Company awarded 90,260 shares of restricted Common Stock to certain employees and 3,720 shares of restricted Common Stock to certain Directors. These restricted shares of Common Stock had a fair value of approximately $3,232 on the date of grant. The restricted Common Stock vests over a period from one to ten years. Compensation expense will be charged to earnings over the vesting period.

14. Related Party Transactions

The Company periodically engages in transactions for which CB Richard Ellis, Inc. acts as a broker. A relative of one of the Company's officers/Directors is an employee of CB Richard Ellis, Inc. For the years ended December 31, 2004, 2003 and 2002, this relative received brokerage commissions in the amount of $29, $116 and $74, respectively, from the Company.

15. Commitments and Contingencies

In the normal course of business, the Company is involved in legal actions arising from the ownership of its properties. In management's opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a materially adverse effect on the consolidated financial position, operations or liquidity of the Company.

Ten properties have leases granting the tenants options to purchase the property. Such options are exercisable at various times at appraised fair market value or at a fixed purchase price in excess of the Company's depreciated cost of the asset. At December 31, 2004, the Company has received notice from one tenant who intends to exercise its option to purchase a building from the Company. This building is included in real estate held for sale at December 31, 2004.

The Company has committed to the construction of certain industrial properties totaling approximately .6 million square feet (unaudited) of GLA. The estimated total construction costs are approximately $71.5 million (unaudited). Of this amount, approximately $59.1 million (unaudited) remains to be funded. There can be no assurance that the actual completion cost will not exceed the estimated completion cost stated above.

At December 31, 2004, the Company had 20 other letters of credit outstanding in the aggregate amount of $15,710. These letters of credit expire between March 2005 and April 2007.

Ground and Operating Lease Agreements

Future minimum rental payments under the terms of all non-cancelable ground and operating leases under which the Company is the lessee, as of December 31, 2004, are as follows:

2005	1,718
2006	1,745
2007	1,118
2008	920
2009	820
Thereafter	34,586
Total	$40,907

(Dollars in thousands)

16. Subsequent Events

On January 24, 2005, the Company and the Operating Partnership paid a fourth quarter 2004 distribution of $.6950 per common share/unit, totaling approximately $34,255.

On March 1, 2005, the Company declared a first quarter 2005 distribution of $.6950 per common share/unit on its common stock/units which is payable on April 18, 2005. The Company also declared first quarter 2005 dividends of $53.906 per share ($.53906 per Depositary Share), on its Series C Preferred Stock, totaling, in the aggregate, approximately $1,078, which is payable on March 31, 2005; semi-annual dividends of $3,118.00 per share ($31.18 per Depositary Share) on its Series F Preferred Stock, totaling, in the aggregate, approximately $1,559, which is payable on March 31, 2005; and semi-annual dividends of $3,618.00 per share ($36.18 per Depositary Share) on its Series G Preferred Stock, totaling, in the aggregate, approximately $904, which is payable on March 31, 2005.

From January 1, 2005 to March 23, 2005, the Company awarded 189,878 shares of restricted common stock to certain employees and 1,012 shares of restricted common stock to certain Directors. These shares of restricted common stock had a fair value of approximately $8,014 on the date of grant. The restricted common stock vests over periods from one to ten years. Compensation expense will be charged to earnings over the respective vesting period.

From January 1, 2005 to March 23, 2005, the Company acquired eight industrial properties and several land parcels for a total estimated investment of approximately $47,624 (approximately $1,507 of which was made through the issuance of limited partnership interests in the Operating Partnership ("Units")). The Company also sold thirteen industrial properties and several land parcels for approximately $136,044 of gross proceeds during this period.

On March 21, 2005, the Company, through wholly-owned limited liability companies in which a wholly-owned company of the Operating Partnership or the Operating Partnership is the sole member, entered into a joint venture arrangement with an institutional investor to invest in industrial properties (the "March 2005 Joint Venture"). The Company, through wholly-owned limited liability companies in which a wholly-owned company of the Operating Partnership or the Operating Partnership is the sole member, owns a ten percent equity interest in and provides property management, leasing, development, disposition and portfolio management services to the March 2005 Joint Venture.

On January 13, 2005, the Company, through First Industrial Development Services, Inc., entered into an interest rate protection agreement which hedged the change in value of a build to suit development project the Company is in the process of constructing. This interest rate protection agreement has a notional value of $50,000, is based on the five year treasury, has a strike rate of 3.936% and settles on October 4, 2005. Per Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), fair value and cash flow hedge accounting for hedges of nonfinancial assets and liabilities is limited to hedges of the risk of changes in the market price of the entire hedged item because changes in the price of an ingredient or component of a nonfinancial item generally do not have a predictable, separately measurable effect on the price of the item. Since the interest rate protection agreement is hedging a component of the change in value of the build to suit development, the interest rate protection agreement doesn't qualify for hedge accounting and the change in value of the interest rate protection agreement will be recognized immediately in net income as opposed to other comprehensive income.

(Dollars in thousands, except share and per share data)

17. Quarterly Financial Information (unaudited)

The following table summarizes quarterly financial information of the Company. The first, second and third fiscal quarters of 2004 and all fiscal quarters in 2003 have been restated in accordance with FAS 144. Additionally, due to the adjustments to the allocation of the income tax (provision) benefit to different line items (See Note 11), the consolidated statements of operations for the quarters ended March 31, 2004 and 2003, June 30, 2004 and 2003, September 30, 2004 and 2003 and December 2003 have been restated. As a result, income from continuing operations, income from discontinued operations and gain on sale of real estate in this table will not agree to the income from continuing operations, income from discontinued operations and gain on sale of real estate presented in prior financial statements filed with the Securities and Exchange Commission.

The impact on income from continuing operations, net of minority interest from amounts previously reported ($3,112, $(686), and $25,423 for the quarters ended March 31, June 30 and September 30, 2004, respectively) is to increase income from continuing operations, net of minority interest by $465, $782, and $1,863 for the quarters ended March 31, June 30, and September 30, 2004, respectively. The impact on gain on sale, net of minority interest from amounts previously reported ($2,782, $2,878 and $2,514 for the quarters March 31, June 30 and September 30, 2004, respectively) is to decrease gain on sale, net of minority interest by $(626), $(612) and $(832) for the quarters March 31, June 30 and September 30, 2004, respectively. The total impact on income (loss) from continuing operations, net of minority interest (including gain on sale of real estate, net of minority interest) was to increase basic and diluted EPS by $0.00, $0.00 and $0.03 for the quarters ended March 31, June 30, and September 30, 2004, respectively. The impact on income from discontinued operations, net of minority interest from amounts previously reported ($22,146, $24,047, and $8,547 for the quarters ended March 31, June 30, September 30, 2004, respectively) is to increase (decrease) income from discontinued operations, net of minority interest by $161, $(170), and $(1,031), respectively and decrease basic and diluted EPS by $0.00, $0.00, $(0.03) for the quarters March 31, June 30, and September 30, 2004, respectively.

The impact on income from continuing operations, net of minority interest from amounts previously reported ($9,832, $2,599, $3,640 and $1,912 for the quarters ended March 31, June 30, September 30, and December 31, 2003 respectively) is to increase income from continuing operations, net of minority interest by $854, $1,115, $840, and $1,018 for the quarters ended March 31, June 30, September 30, and December 31, 2003, respectively. The impact on gain on sale from amounts previously reported ($1,104, $2,840, $3,929 and $5,428 for the quarters ended March 31, June 30, September 30 and December 31, 2003, respectively) is to decrease gain on sale, net of minority interest by $(22), $(298), $(1,532) and $(215) for the quarters ended March 31, June 30, September 30, and December 31, 2003, respectively. The total impact on income from continuing operations, net of minority interest (including gain on sale of real estate, net of minority interest) was to increase (decrease) basic and diluted EPS by $0.02, $0.02, $(0.02) and $0.02 for the quarters ended March 31, June 30, September 30, and December 31, 2003, respectively. The impact on income from discontinued operations, net of minority interest from amounts previously reported ($19,614, $18,034, $23,125 and $21,716 for the quarters ended March 31, June 30, September 30, and December 31, 2003, respectively) is to increase (decrease) income from discontinued operations, net of minority interest by $(832), $(817), $692 and $(803), respectively and increase (decrease) basic and diluted EPS by $(0.02), $(0.02), $0.02 and $(0.02) for the quarters ended March 31, June 30, September 30, and December 31, 2003, respectively.

Net income available to common stockholders and basic and diluted EPS from net income available to common stockholders has not been affected.

(Dollars in thousands, except share and per share data)

	Year Ended December 31, 2004			
	Restated			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total Revenues	$78,407	$76,059	$78,386	$86,880
Equity in Income (Loss) of Joint Ventures	245	301	35,913	(8)
Income (Loss) from Continuing Operations, Net of Income Tax and Minority Interest	1,450	(1,171)	26,283	(2,332)
Income from Discontinued Operations, Net of Income Tax	28,504	29,154	9,841	21,181
Minority Interest Allocable to Discontinued Operations	(4,070)	(4,010)	(1,299)	(2,788)
Gain on Sale of Real Estate, Net of Income Tax	2,516	2,627	1,949	4,339
Minority Interest Allocable to Gain on Sale of Real Estate	(360)	(361)	(290)	(557)
Net Income	28,040	26,239	36,484	19,843
Preferred Stock Dividends	(5,044)	(4,790)	(2,344)	(2,310)
Redemption of Preferred Stock	—	(7,359)	(600)	—
Net Income Available to Common Stockholders	$22,996	$14,090	$33,540	$17,533
Basic Earnings Per Share:				
(Loss) Income From Continuing Operations	$ (0.04)	$ (0.27)	$ 0.62	$ (0.02)
Income From Discontinued Operations	$ 0.62	$ 0.62	$ 0.21	$ 0.44
Net Income Available to Common Stockholders	$ 0.58	$ 0.35	$ 0.83	$ 0.42
Weighted Average Shares Outstanding	39,530	40,336	40,450	41,899
Diluted Earnings Per Share:				
(Loss) Income From Continuing Operations	$ (0.04)	$ (0.27)	$ 0.61	$ (0.02)
Income From Discontinued Operations	$ 0.61	$ 0.62	$ 0.21	$ 0.44
Net Income Available to Common Stockholders	$ 0.57	$ 0.35	$ 0.82	$ 0.42
Weighted Average Shares Outstanding	39,995	40,584	40,764	42,216

(Dollars in thousands, except share and per share data)

	Year Ended December 31, 2003			
	Restated			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total Revenues	$81,814	$73,134	$76,051	$76,816
Equity in Income (Loss) of Joint Ventures	174	269	262	(166)
Income from Continuing Operations, Net of Income Tax and Minority Interest	8,679	2,575	3,816	889
Income from Discontinued Operations, Net of Income Tax	24,407	21,527	28,764	26,568
Minority Interest Allocable to Discontinued Operations	(3,595)	(3,171)	(4,288)	(3,862)
Gain on Sale of Real Estate, Net of Income Tax	1,253	2,986	2,809	6,397
Minority Interest Allocable to Gain Sale of Real Estate	(194)	(444)	(407)	(936)
Net Income	30,550	23,473	30,694	29,056
Preferred Stock Dividends	(5,044)	(5,044)	(5,044)	(5,044)
Net Income Available to Common Stockholders	$25,506	$18,429	$25,650	$24,012
Basic Earnings Per Share:				
Income (loss) From Continuing Operations	$ 0.12	$ 0.00	$ 0.03	$ 0.03
Income from Discontinued Operations	$ 0.54	$ 0.48	$ 0.63	$ 0.59
Net Income Available to Common Stockholders	$ 0.66	$ 0.48	$ 0.67	$ 0.62
Weighted Average Shares Outstanding	38,386	38,446	38,563	38,767
Diluted Earnings Per Share:				
Income (loss) From Continuing Operations	$ 0.12	$ 0.00	$ 0.03	$ 0.03
Income from Discontinued Operations	$ 0.54	$ 0.48	$ 0.63	$ 0.58
Net Income Available to Common Stockholders	$ 0.66	$ 0.48	$ 0.66	$ 0.61
Weighted Average Shares Outstanding	38,446	38,573	38,701	39,096

(Dollars in thousands, except share and per share data)

18. Pro Forma Financial Information (unaudited)

The following Pro Forma Condensed Statements of Operations for the years ended December 31, 2004 and 2003 (the "Pro Forma Statements") are presented as if the acquisition of 66 operating industrial properties between January 1, 2004 and December 31, 2004 had been acquired on January 1, 2003. The Pro Forma Condensed Statements of Operations include all necessary adjustments to reflect the occurrence of purchases and sales of properties during 2004 as of January 1, 2003.

The Pro Forma Statements are not necessarily indicative of what the Company's results of operations would have been for the years ended December 31, 2004 and 2003, nor do they purport to present the future results of operations of the Company.

Pro Forma Condensed Statements of Operations

	Year Ended December 31, 2004	Year Ended December 31, 2003
Total Revenues	$ 336,625	$ 334,048
Property Expenses	(113,175)	(107,279)
General and Administrative Expense	(39,569)	(26,953)
Amortization of Deferred Financing Costs	(1,931)	(1,764)
Depreciation and Other Amortization	(102,256)	(87,428)
Total Other Income/Expense	(92,150)	(88,799)
(Loss) Income from Continuing Operations Before Equity in Income of Joint Ventures and Income Allocated to Minority Interest	(12,456)	21,825
Income Tax Benefit	6,746	3,205
Equity in Income of Joint Ventures, Net	36,451	539
Minority Interest Allocable to Continuing Operations	(1,138)	(794)
Income from Continuing Operations	$ 29,603	$ 24,775
Income from Continuing Operations Available to Common Stockholders, Net of Minority Interest Per Weighted Average Common Share Outstanding:		
Basic	$ .42	$ .42
Diluted	$ .42	$ .42

MARKET INFORMATION

The following table sets forth for the periods indicated the high and low closing prices per share and distributions declared per share for the Company's common stock, which trades on the New York Stock Exchange under the trading symbol "FR".

Quarter Ended	High	Low	Distribution Declared
December 31, 2004	$42.11	$37.26	$0.6950
September 30, 2004	$40.39	$35.81	$0.6850
June 30, 2004	$39.50	$32.69	$0.6850
March 31, 2004	$39.62	$33.00	$0.6850
December 31, 2003	$34.76	$32.20	$0.6850
September 30, 2003	$32.65	$29.33	$0.6850
June 30, 2003	$32.51	$27.96	$0.6850
March 31, 2003	$29.50	$26.57	$0.6850

The Company had 666 common stockholders of record registered with its transfer agent as of March 23, 2005.

CORPORATE AND STOCKHOLDER INFORMATION

CORPORATE MANAGEMENT AND DIRECTORS

CORPORATE MANAGEMENT

Michael W. Brennan
President and Chief Executive Officer

Michael J. Havala
Chief Financial Officer

Johannson L. Yap
Chief Investment Officer

David P. Draft
Executive Vice President — Operations

Christopher M. Schneider
Chief Information Officer

Scott A. Musil
Senior Vice President, Controller, Treasurer and Assistant Secretary

Sean O'Neill
Senior Vice President, Investor Relations and Corporate Communications

Brigitte Janos Brozenec
Chief Marketing Officer

John H. Clayton
Vice President — Corporate Legal and Secretary

DIRECTORS

Jay H. Shidler‡
Chairman
First Industrial Realty Trust, Inc.
Managing Partner
The Shidler Group
Chairman
Corporate Office Properties Trust
Director
Primus Guaranty, Ltd.

Michael W. Brennan‡
President and Chief Executive Officer
First Industrial Realty Trust, Inc.

Michael G. Damone‡
Director of Strategic Planning
First Industrial Realty Trust, Inc.

Kevin W. Lynch*
Principal
The Townsend Group
Director
Lexington Corporate Properties

John Rau*
President, Chief Executive Officer and Director
Miami Corporation
Chairman
Chicago Title and Trust Company Foundation
Director
LaSalle Bank, N.A.
BorgWarner, Inc.
Nicor Inc.
Wm. Wrigley Jr. Company

Robert J. Slater†§
President
Jackson Consulting, Inc.

W. Ed Tyler†§
Chief Executive Officer
Ideapoint Ventures
Former Chief Executive Officer and Director
Moore Corporation Limited

J. Steven Wilson*§
Chairman, President and Chief Executive Officer
Riverside Group, Inc.
President
Advanced Building Products & Services, LLC

§ Nominating/Corporate Governance Committee
† Compensation Committee
* Audit Committee
‡ Investment Committee

STOCKHOLDER INFORMATION

Executive Office
First Industrial Realty Trust, Inc.
311 South Wacker Drive, Suite 4000
Chicago, IL 60606
Phone: 312.344.4300
Fax: 312.922.6320
www.firstindustrial.com
info@firstindustrial.com

Stock Exchange Listing
New York Stock Exchange, Symbol: FR

Registrar & Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
800.446.2617

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Chicago, Illinois

General Counsel
Cahill Gordon & Reindel LLP
New York, New York

Barack Ferrazzano Kirschbaum
Perlman & Nagelberg LLP
Chicago, Illinois

10-K Report
A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available on the Company's website and may also be obtained by contacting Director of Investor Relations, First Industrial Realty Trust, Inc. Included in such report were the certifications required by Section 302 of the Sarbanes-Oxley Act.

NYSE Annual CEO Certification
In May 2004, the Company submitted to the NYSE its Annual CEO Certification.

To contact First Industrial's Audit Committee:
Chairman of the Audit Committee
c/o First Industrial Realty Trust, Inc.
311 South Wacker Drive, Suite 4000
Chicago, IL 60606

To contact First Industrial's Nominating/Corporate Governance Committee:
Chairman of the Nominating/Corporate Governance Committee
c/o First Industrial Realty Trust, Inc.
311 South Wacker Drive, Suite 4000
Chicago, IL 60606


FIRST
INDUSTRIAL

LETTER TO STOCKHOLDERS
FROM THE PRESIDENT AND CEO
NOTICE OF 2005 ANNUAL MEETING OF STOCKHOLDERS
PROXY STATEMENT
2004 ANNUAL REPORT